1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                       No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
Financial Statements for the
Years Ended December 31, 2006 and 2005 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the years ended December 31, 2006 and 2005, and have expressed an unqualified opinion on the consolidated financial statements.
January 11, 2007
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Par Value)

	2006		2005
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$100,139,709	17	$85,383,583	17
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	44,601	—	1,380,905	1
Available-for-sale financial assets (Notes 2, 3 and 6)	25,967,061	5	46,452,838	9
Held-to-maturity financial assets (Notes 2, 3 and 7)	8,510,823	2	602,509	—
Notes and accounts receivable	16,278,164	3	20,591,818	4
Receivables from related parties (Note 23)	16,869,509	3	21,050,604	4
Allowance for doubtful receivables (Note 2)	(690,931)	—	(976,344)	—
Allowance for sales returns and others (Note 2)	(2,751,065)	—	(4,269,969)	(1)
Other receivables from related parties (Note 23)	449,266	—	1,797,714	1
Other financial assets (Note 3)	653,460	—	1,106,030	—
Inventories, net (Notes 2 and 8)	19,152,214	3	16,257,955	3
Deferred income taxes assets (Notes 2 and 16)	7,832,000	1	7,013,000	1
Prepaid expenses and other current assets (Note 3)	1,221,199	—	1,171,773	—

Total current assets	193,676,010	34	197,562,416	39

LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 9 and 10)
Investments accounted for using equity method	101,044,356	18	51,076,803	10
Available-for-sale financial assets	6,647,511	1	—	—
Held-to-maturity financial assets	28,973,495	5	28,775,308	6
Financial assets carried at cost	712,843	—	807,490	—

Total long-term investments	137,378,205	24	80,659,601	16

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11 and 23)
Cost
Buildings	96,961,851	17	90,769,622	18
Machinery and equipment	527,850,728	92	459,850,773	91
Office equipment	8,659,225	2	7,850,035	1

	633,471,804	111	558,470,430	110
Accumulated depreciation	(417,467,250)	(73)	(359,191,829)	(71)
Advance payments and construction in progress	12,230,805	2	14,867,032	3

Net property, plant and equipment	228,235,359	40	214,145,633	42

GOODWILL (Note 2)	1,567,756	—	1,567,756	—

OTHER ASSETS
Deferred income tax assets (Notes 2 and 16)	5,761,127	1	6,759,955	2
Deferred charges, net (Notes 2 and 12)	5,593,068	1	6,681,144	1
Refundable deposits	1,306,234	—	83,642	—
Assets leased to others, net (Note 2)	67,145	—	72,879	—
Others	—	—	6,789	—

Total other assets	12,727,574	2	13,604,409	3

TOTAL	$573,584,904	100	$507,539,815	100

	2006		2005
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$10,751	—	$234,279	—
Accounts payable	6,143,679	1	8,052,106	1
Payables to related parties (Note 23)	3,326,916	1	3,242,197	1
Income tax payable (Notes 2 and 16)	7,850,418	1	3,815,888	1
Accrued expenses and other current liabilities (Notes 3 and 14)	7,903,867	1	7,980,715	1
Payables to contractors and equipment suppliers	10,669,523	2	8,859,230	2
Current portion of bonds payable (Note 13)	7,000,000	1	—	—

Total current liabilities	42,905,154	7	32,184,415	6

LONG-TERM LIABILITIES
Bonds payable (Note 13)	12,500,000	2	19,500,000	4
Other long-term payables (Note 14)	1,271,896	—	1,511,100	—
Other payables to related parties (Notes 23 and 25)	403,375	—	1,100,475	—

Total long-term liabilities	14,175,271	2	22,111,575	4

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 15)	3,530,116	1	3,461,392	1
Guarantee deposits (Note 25)	3,809,961	1	2,892,945	1
Deferred credits (Notes 2 and 23)	1,183,118	—	1,259,139	—

Total other liabilities	8,523,195	2	7,613,476	2

Total liabilities	65,603,620	11	61,909,466	12

CAPITAL STOCK - NT$10 PAR VALUE
Authorized: 27,050,000 thousand shares
Issued: 25,829,688 thousand shares in 2006 24,730,025 thousand shares in 2005	258,296,879	45	247,300,246	49

CAPITAL SURPLUS (Notes 2 and 18)	54,107,498	10	57,117,886	11

RETAINED EARNINGS (Note 18)
Appropriated as legal capital reserve	43,705,711	8	34,348,208	7
Appropriated as special capital reserve	640,742	—	2,226,427	—
Unappropriated earnings	152,778,079	26	106,196,399	21

	197,124,532	34	142,771,034	28

OTHERS (Notes 2, 3 and 22)
Cumulative translation adjustments	(1,191,165)	—	(640,742)	—
Unrealized gains on financial instruments	561,615	—	—	—

	(629,550)	—	(640,742)	—

TREASURY STOCK (AT COST, Notes 2 and 20) 33,926 thousand shares in 2006 and 32,938 thousand shares in 2005	(918,075)	—	(918,075)	—

Total shareholders’ equity	507,981,284	89	445,630,349	88

TOTAL	$573,584,904	100	$507,539,815	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2006		2005
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 23)	$319,210,148		$270,315,064

SALES RETURNS AND ALLOWANCES (Note 2)	5,328,513		5,726,700

NET SALES	313,881,635	100	264,588,364	100

COST OF SALES (Notes 17 and 23)	164,163,235	52	149,344,315	56

GROSS PROFIT	149,718,400	48	115,244,049	44

OPERATING EXPENSES (Notes 17 and 23)
Research and development	14,601,385	5	13,395,801	5
General and administrative	7,190,422	2	7,485,011	3
Marketing	1,626,734	1	1,349,413	1

Total operating expenses	23,418,541	8	22,230,225	9

INCOME FROM OPERATIONS	126,299,859	40	93,013,824	35

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 9)	5,526,727	2	—	—
Interest income (Notes 2 and 3)	3,382,868	1	2,506,769	1
Settlement income (Note 25)	967,506	1	950,046	—
Technical service income (Notes 23 and 25)	670,297	—	491,267	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 23)	596,459	—	494,374	—
Valuation gain on financial instruments, net (Notes 2, 3, 5 and 22)	33,850	—	—	—
Foreign exchange gain, net (Notes 2 and 3)	—	—	2,572,560	1
Others (Note 23)	419,020	—	366,344	—

Total non-operating income and gains	11,596,727	4	7,381,360	2

NON-OPERATING EXPENSES AND LOSSES
Loss on settlement and disposal of financial instruments, net (Notes 2, 3 and 5)	1,623,882	1	3,742,312	2
Interest expense (Note 3)	661,200	—	1,180,484	—
Foreign exchange loss, net (Note 2)	412,726	—	—	—
Loss on disposal of property, plant and equipment (Note 2)	240,985	—	59,992	—
Equity in losses of equity method investees, net (Notes 2 and 9)	—	—	1,052,045	—
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2006		2005
	Amount	%	Amount	%
Valuation loss on financial instruments, net (Notes 2, 3, 5 and 22)	$—	—	$337,160	—
Others	151,294	—	203,768	—

Total non-operating expenses and losses	3,090,087	1	6,575,761	2

INCOME BEFORE INCOME TAX	134,806,499	43	93,819,423	35

INCOME TAX EXPENSE (Notes 2 and 16)	(7,550,582)	(2)	(244,388)	—

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	127,255,917	41	93,575,035	35

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	(246,186)	—	—	—

NET INCOME	$127,009,731	41	$93,575,035	35

	2006		2005
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 21)
Basic earnings per share	$5.21	$4.93	$3.64	$3.63

Diluted earnings per share	$5.21	$4.92	$3.64	$3.63

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as an investment instead of treasury stock (Notes 2 and 20):

	2006	2005
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$127,338,237	$93,881,698

NET INCOME	$127,092,051	$93,881,698

EARNINGS PER SHARE (NT$)
Basic earnings per share	$4.92	$3.64

Diluted earnings per share	$4.92	$3.64

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
				Retained Earnings					Unrealized
	Capital Stock			Legal	Special			Cumulative	Gain on			Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Translation	Financial		Treasury	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Total	Stock	Equity
BALANCE, JANUARY 1, 2005	23,251,964	$232,519,637	$56,537,259	$25,528,007	$—	$88,202,009	$113,730,016	$(2,226,427)	$—	$(2,226,427)	$(1,595,186)	$398,965,299

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,820,201	—	(8,820,201)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	2,226,427	(2,226,427)	—	—	—	—	—	—
Employees’ profit sharing - in cash	—	—	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—	(3,086,215)
Employees’ profit sharing - in stock	308,622	3,086,215	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—	—
Cash dividends to shareholders - NT$2.00 per share	—	—	—	—	—	(46,504,097)	(46,504,097)	—	—	—	—	(46,504,097)
Stock dividends to shareholders - NT$0.50 per share	1,162,602	11,626,024	—	—	—	(11,626,024)	(11,626,024)	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(231,466)	(231,466)	—	—	—	—	(231,466)
Net income in 2005	—	—	—	—	—	93,575,035	93,575,035	—	—	—	—	93,575,035
Adjustment arising from changes in percentage of ownership in investees	—	—	71,405	—	—	—	—	—	—	—	—	71,405
Translation adjustments	—	—	—	—	—	—	—	1,585,685	—	1,585,685	—	1,585,685
Issuance of stock from exercising stock options	6,837	68,370	202,559	—	—	—	—	—	—	—	—	270,929
Cash dividends received by subsidiaries from the Company	—	—	84,285	—	—	—	—	—	—	—	—	84,285
Treasury stock transactions - sales of the Company’s stock held by subsidiaries	—	—	222,378	—	—	—	—	—	—	—	677,111	899,489

BALANCE, DECEMBER 31, 2005	24,730,025	247,300,246	57,117,886	34,348,208	2,226,427	106,196,399	142,771,034	(640,742)	—	(640,742)	(918,075)	445,630,349

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,357,503	—	(9,357,503)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	(1,585,685)	1,585,685	—	—	—	—	—	—
Employees’ profit sharing - in cash	—	—	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	(3,432,129)
Employees’ profit sharing - in stock	343,213	3,432,129	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	—
Cash dividends to shareholders - NT$2.50 per share	—	—	—	—	—	(61,825,061)	(61,825,061)	—	—	—	—	(61,825,061)
Stock dividends to shareholders - NT$0.15 per share	370,950	3,709,504	—	—	—	(3,709,504)	(3,709,504)	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(257,410)	(257,410)	—	—	—	—	(257,410)
Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	—	—	—	—	—	—	—	—	—
Net income in 2006	—	—	—	—	—	127,009,731	127,009,731	—	—	—	—	127,009,731
Adjustment arising from changes in percentage of ownership in investees	—	—	187,095	—	—	—	—	—	—	—	—	187,095
Translation adjustments	—	—	—	—	—	—	—	(550,423)	—	(550,423)	—	(550,423)
Issuance of stock from exercising stock options	14,550	145,496	429,701	—	—	—	—	—	—	—	—	575,197
Cash dividends received by subsidiaries from the Company	—	—	82,320	—	—	—	—	—	—	—	—	82,320
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	242,248	242,248	—	242,248
Equity in the valuation gain on available-for-sale financial assets of equity method investees	—	—	—	—	—	—	—	—	319,367	319,367	—	319,367

BALANCE, DECEMBER 31, 2006	25,829,688	$258,296,879	$54,107,498	$43,705,711	$640,742	$152,778,079	$197,124,532	$(1,191,165)	$561,615	$(629,550)	$(918,075)	$507,981,284

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$127,009,731	$93,575,035
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66,699,455	67,991,423
Amortization of premium/discount of financial assets	2,399	120,872
Loss on disposal of available-for-sale financial assets, net	485	150,081
Equity in losses (earnings) of equity method investees, net	(5,526,727)	1,052,045
Dividends received from equity method investees	626,367	668,464
Gain on disposal of investments accounted for using equity method investees, net	(26,031)	(583)
Gain on disposal of financial assets carried at cost, net	(212)	(2,919)
Loss on impairment of financial assets carried at cost	36,608	—
Gain on disposal of property, plant and equipment and other assets, net	(355,474)	(434,382)
Deferred income taxes	179,828	(3,278,952)
Loss on idle assets	44,072	131,849
Donation of idle assets	—	7,207
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	1,112,776	10,739
Notes and accounts receivable	4,313,654	(5,264,937)
Receivables from related parties	4,181,095	(4,914,565)
Allowance for doubtful receivables	(285,413)	(4,117)
Allowance for sales returns and others	(1,518,904)	942,055
Other receivables from related parties	985,419	(1,243,126)
Other financial assets	(99,109)	64,288
Inventories	(2,894,259)	(2,086,010)
Prepaid expenses and other current assets	(49,426)	(84,341)
Increase (decrease) in:
Accounts payable	(1,908,427)	1,563,489
Payables to related parties	(612,381)	(1,224,371)
Income tax payable	4,034,530	3,435,985
Accrued expenses and other current liabilities	157,262	(1,001,293)
Accrued pension cost	68,724	360,196
Deferred credits	(95,745)	95,744

Net cash provided by operating activities	196,080,297	150,629,876

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(98,679,832)	(99,436,242)
Held-to-maturity financial assets	(18,554,027)	(14,199,142)
Financial assets carried at cost	(12,940)	(48,536)
Investments accounted for using equity method	(5,515,466)	(3,392,619)
Property, plant and equipment	(77,215,811)	(73,659,014)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005
Proceeds from disposal of:
Available-for-sale financial assets	$73,212,019	$101,609,384
Financial assets carried at cost	71,191	16,599
Investments accounted for using equity method	37,946	65,076
Property, plant and equipment and other assets	1,277,729	2,087,236
Redemption of held-to-maturity financial assets upon maturity	10,410,000	14,595,394
Proceeds from return of capital by investee	162,354	—
Increase in deferred charges	(1,272,355)	(847,721)
Decrease (increase) in refundable deposits	(1,222,592)	1,771

Net cash used in investing activities	(117,301,784)	(73,207,814)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid for common stock	(61,825,061)	(46,504,097)
Cash bonus paid to employees	(3,432,129)	(3,086,215)
Increase in guarantee deposits	917,016	2,480,552
Proceeds from exercise of employee stock options	575,197	270,929
Bonus to directors and supervisors	(257,410)	(231,466)
Repayment of long-term bonds payable	—	(10,500,000)

Net cash used in financing activities	(64,022,387)	(57,570,297)

NET DECREASE IN CASH AND CASH EQUIVALENTS	14,756,126	19,851,765

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	85,383,583	65,531,818

CASH AND CASH EQUIVALENTS, END OF YEAR	$100,139,709	$85,383,583

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$661,200	$1,212,449

Income tax paid	$3,189,528	$87,351

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant, and equipment	$79,026,104	$51,363,935
Decrease (increase) in payables to contractors and equipment suppliers	(1,810,293)	22,295,079

Cash paid	$77,215,811	$73,659,014

NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of bonds payable	$7,000,000	$—

Current portion of other payables to related parties (under payables to related parties)	$688,591	$693,956

Current portion of other long-term payable (under accrued expenses and other current liabilities)	$617,892	$869,072

Transfer of available-for-sale financial assets and other net assets to investments accounted for using equity method (Note 6)	$39,687,637	$—

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of December 31, 2006 and 2005, the Company had 20,202 and 19,460 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guideline Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds and corporate notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with the changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Available-for-sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Except structured time deposits whose fair value is estimated using valuation techniques, fair values of open-end mutual funds and publicly traded stocks are determined using the net assets value and the closing-price at the end of the year, respectively. For debt securities, fair value is determined using the average of bid and asked prices at the end of the year.
Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as reductions to the original cost of investments if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.
Held-to-maturity Financial Assets
Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacture of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. Provisions for estimated sales returns and others are generally recorded in the period the related revenue is recognized based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.
Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was amortized by the straight-line method over five years, with the amortization recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments in Equity Securities” (SFAS No. 5), the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. The accounting treatment for the investment premiums acquired before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.
When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.
Gains or losses on sales between equity method investees are deferred in proportion to the Company’s weighted-average ownership percentages in the investees that record such gains or losses until they are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.
Financial Assets Carried at Cost
Investments in which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, such as non-publicly traded stocks and mutual funds. The costs of mutual funds and non-publicly traded stocks are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.
Property, Plant and Equipment and Assets Leased to Others
Property, plant, and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over the following estimated service lives: buildings - 10 to 20 years; machinery and equipment - 5 years; and office equipment - 3 to 5 years.
Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as to non-operating gains or losses in the period of sale or disposal.
Goodwill
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised SFAS No. 25, “Business Combinations - Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent recovery in fair value of goodwill is not allowed.

Deferred Charges
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees - the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges - 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Pension Costs
For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.
Income Tax
The Company applies intra-period and inter-period allocations for its income tax, whereby (1) a portion of current income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.
Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.
Stock-based Compensation
Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.

Treasury Stock

The Company’s stock held by subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus - treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

3.	ACCOUNTING CHANGES

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (SFAS No. 34) and No. 36, “Financial Instruments: Disclosure and Presentation” and related revisions of previously released SFASs.
a.	Effect of adopting the newly released SFASs and related revisions of previously released SFASs

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or financial liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.

The effect of adopting the newly released SFASs is summarized as follows:

Recognized as
Cumulative
	Effect of	Recognized as
	Changes in	a Separate
	Accounting	Component of
	Principles	Shareholders’
	(Net of Tax)	Equity
Financial assets or liabilities at fair value through profit or loss	$(246,186)	$—
Available-for-sale financial assets	—	—

	$(246,186)	$—

The adoption of the newly released SFASs resulted in a increase in net income before cumulative effect of changes in accounting principles of NT$280,036 thousand, a increase in net income of NT$33,850 thousand, and a increase in basic earnings per share (after income tax) of NT$0.001, for the year ended December 31, 2006.
Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company’s financial statements as of and for the year ended December 31, 2006.

b.	Reclassifications

Upon adoption of SFAS No. 34, certain accounts in the financial statements as of and for the year ended December 31, 2005 were reclassified to conform with the financial statements as of and for the year ended December 31, 2006. The previously issued financial statements as of and for the year ended December 31, 2005 need not be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:
1)	Short-term investments

Short-term investments that were publicly-traded, easily converted to cash, and not acquired for the purpose of controlling the investees or establishing close business relationship with the investees were carried at the lower of cost or market value at the balance sheet date, with any temporary decline in value charged to current income. The market value of publicly-traded stocks was determined using the average-closing prices for the last month of the year.

2)	Derivative financial instruments

The Company entered into forward exchange contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts were recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates were amortized over the terms of the forward contracts using the straight-line method. At the end of each year, the receivables or payables arising from forward contracts were restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the same forward contracts were netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement was credited or charged to income in the year of settlement.

The Company entered into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount was recorded using the current rates of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates were amortized over the terms of the contracts using the straight-line method. At the end of each year, the receivables or payables arising from cross-currency swap contracts were restated using prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party were netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date was recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement was credited or charged to income in the year of settlement.

The Company entered into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions were accounted for on an accrual basis, in which the cash settlement receivable or payable was recorded as an adjustment to interest income or expense associated with the hedged items.

Certain accounts in the financial statements as of and for the year ended December 31, 2005 have been reclassified to conform to the classifications prescribed by the newly released SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before	After
	Reclassification	Reclassification
Balance sheet

Short-term investments, net	$47,055,347	$—
Other financial assets	2,403,929	1,106,030
Prepaid expenses and other current assets	1,254,779	1,171,773
Long-term investments accounted for using cost method	807,490	—
Long-term bond investments	18,548,308	—
Other long-term investments	10,227,000	—
Accrued expenses and other current liabilities	(8,214,994)	(7,980,715)
Financial assets at fair value through profit or loss	—	1,380,905
Financial liabilities at fair value through profit or loss	—	(234,279)
Available-for-sale financial assets	—	46,452,838
Held-to-maturity financial assets	—	29,377,817
Financial assets carried at cost	—	807,490

	$72,081,859	$72,081,859

Statement of income

Interest income	$2,769,978	$2,506,769
Foreign exchange gain (loss), net	(34,379)	2,572,560
Interest expense	(2,429,568)	(1,180,484)
Unrealized valuation loss on short-term investments	(337,160)	—
Loss on disposal of investments, net	(149,498)	—
Valuation loss on financial instruments, net	—	(337,160)
Loss on settlement and disposal of financial instruments, net	—	(3,742,312)

	$(180,627)	$(180,627)

4. CASH AND CASH EQUIVALENTS

	December 31
	2006	2005
Cash and deposits in banks	$68,898,115	$37,007,192
Repurchase agreements collaterized by government bonds	31,241,594	47,963,226
Corporate notes	—	413,165

	$100,139,709	$85,383,583

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2006	2005
Derivatives - financial assets

Forward exchange contracts	$—	$26,720
Cross currency swap contracts	44,601	1,354,185

	$44,601	$1,380,905

Derivatives - financial liabilities

Cross currency swap contracts	$10,751	$234,279

The Company entered into derivative contracts during the years ended December 31, 2006 and 2005 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, effective from January 1, 2006, the Company discontinued applying hedge accounting treatment for its derivative contracts.
Outstanding forward contracts as of December 31, 2005:

Contract
Amount
	Currency	Maturity Date	(in Thousands)
December 31, 2005
Sell	US$/NT$	January 2006	US$60,000
Outstanding cross currency swap contracts as of December 31, 2006 and 2005:

	Contract		Range of
	Amount	Range of	Interest Rates
Maturity Date	(in Thousands)	Interest Rates Paid	Received
December 31, 2006

January 2007 to February 2007	US$820,000	3.19%-5.91%	0.90%-3.25%

December 31, 2005

January 2006 to March 2006	US$2,089,000	4.15%-4.54%	0.02%-2.12%
The Company did not enter into any interest rate swap contract during the year ended December 31, 2006. The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28,295 thousand has been reclassified and included in the “loss on settlement and disposal of financial instruments” account.
Net losses arising from derivative financial instruments for the year ended December 31, 2006 were NT$1,615,796 thousand (including realized settlement losses of NT$1,649,646 thousand and a valuation gain of NT$33,850 thousand).

6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2006	2005
Open-end mutual funds	$25,967,061	$6,198,982
Corporate bonds	4,150,202	11,853,044
Government bonds	1,998,067	1,776,279
Structured time deposits	499,242	—
Agency bonds	—	14,496,728
Corporate issued asset-backed securities	—	11,582,590
Corporate notes	—	263,249
Money market funds	—	260,686
Publicly-traded stocks	—	21,280

	32,614,572	46,452,838
Current portion	(25,967,061)	(46,452,838)

	$6,647,511	$—

Starting from 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. Beginning from the third quarter of 2006, the Company transferred investment portfolios managed by the fund managers of US$1,277,789 thousand to TSMC Global Ltd. (TSMC-Global), a subsidiary of TSMC. The transferred investment portfolios held by TSMC Global are still being managed by the same fund managers in accordance with the aforementioned investment guidelines and terms.
As of December 31, 2006, structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying	Range of
	Amount	Amount	Interest Rates	Maturity Date
Step-up callable deposits

Domestic deposits	$500,000	$499,242	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2006	2005
Corporate bonds	$13,742,541	$8,927,317
Structured time deposits	11,671,120	10,227,000
Government bonds	12,070,657	10,223,500

	37,484,318	29,377,817
Current portion	(8,510,823)	(602,509)

	$28,973,495	$28,775,308

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
December 31, 2006

Step-up callable deposits
Domestic deposits	$4,500,000	$13,928	1.40%-1.83%	June 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,911,520	4,808	(See below)	September 2009 to December 2009
Foreign deposits	3,259,600	4,998	(See below)	October 2009 to January 2010

	$11,671,120	$23,734

December 31, 2005

Step-up callable deposits
Domestic deposits	$3,000,000	$8,145	1.40%-1.50%	June 2007 to October 2007
Callable range accrual deposits
Domestic deposits	3,942,000	4,928	(See below)	September 2009 to December 2009
Foreign deposits	3,285,000	5,023	(See below)	October 2009 to January 2010

	$10,227,000	$18,096

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of December 31, 2006 and 2005, the principal of the deposits that resided in banks located in Hong Kong amounted to US$80,000 thousand; those resided in banks located in Singapore amounted to US$20,000 thousand.

8.	INVENTORIES, NET

	December 31
	2006	2005
Finished goods	$4,754,342	$2,768,575
Work in process	13,251,174	12,407,286
Raw materials	1,515,996	1,700,314
Supplies and spare parts	421,648	786,772

	19,943,160	17,662,947
Allowance for losses	(790,946)	(1,404,992)

	$19,152,214	$16,257,955

9. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2006		2005
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
TSMC Global (Note 6)	$42,496,592	100	$—	—
TSMC International Investment Ltd. (TSMC International)	26,593,749	100	23,912,812	100
TSMC (Shanghai) Company Limited (TSMC- Shanghai)	9,027,984	100	9,438,856	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	7,960,869	39	4,215,200	32
Vanguard International Semiconductor Corporation (VIS)	5,741,870	27	5,419,747	27
TSMC Partners, Ltd. (TSMC Partners)	4,433,819	100	4,091,166	100
TSMC North America (TSMC-North America)	2,014,990	100	1,790,186	100
Emerging Alliance Fund, L.P. (Emerging Alliance)	793,585	99	850,534	99
VentureTech Alliance Fund II, L.P. (VTAF II)	733,130	98	642,479	98
Global UniChip Corporation (GUC)	629,755	38	442,233	46
VentureTech Alliance Fund III, L.P. (VTAF III)	228,005	98	—	—
Chi Cherng Investment Co., Ltd. (Chi Cherng)	115,507	36	78,139	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	114,297	36	77,415	36
TSMC Japan K. K. (TSMC-Japan)	95,757	100	94,949	100
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	49,741	100	23,087	100
Taiwan Semiconductor Manufacturing Company Korea (TSMC-Korea)	14,706	100	—	—

	$101,044,356		$51,076,803

In November 2006, the Company acquired 81 thousand shares in SSMC from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased from 382 thousand to 463 thousand; the percentage of ownership increased from 32% to 39%.

For the years ended December 31, 2006 and 2005, net equity in earnings of NT$5,526,727 thousand and net equity in losses of NT$1,052,045 thousand were recognized, respectively. The carrying amounts of the investments accounted for using the equity method and the related equity in earnings or losses of equity method investees were determined based on the audited financial statements of the investees as of and for the same periods ended as the Company.

10.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2006	2005
Non-publicly traded stocks	$364,913	$472,500
Mutual funds	347,930	334,990

	$712,843	$807,490

11.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	December 31
	2006	2005
Buildings	$49,595,917	$42,902,526
Machinery and equipment	361,401,800	310,626,317
Office equipment	6,469,533	5,662,986

	$417,467,250	$359,191,829

No interest was capitalized during the years ended December 31, 2006 and 2005.

12.	DEFERRED CHARGES, NET

	December 31
	2006	2005
Technology license fees	$4,038,551	$4,985,806
Software and system design costs	1,517,575	1,623,276
Others	36,942	72,062

	$5,593,068	$6,681,144

13.	BONDS PAYABLE

	December 31
	2006	2005
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2005 and 2007 in two installments, 5.25% and 5.36% interest payable annually, respectively	$4,500,000	$4,500,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000

	19,500,000	19,500,000
Current portion	(7,000,000)	—

	$12,500,000	$19,500,000

As of December 31, 2006, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount
2007	$7,000,000
2009	8,000,000
2012	4,500,000

$19,500,000

14.	OTHER LONG-TERM PAYABLES

Most of the payables resulted from license agreements for certain semiconductor-related patents. As of December 31, 2006, future payments for other long-term payables were as follows:

Year of Payment	Amount
2007	$617,892
2008	337,043
2009	337,043
2010	337,043
2011	260,767

1,889,788
Current portion (classified under accrued expenses and other current liabilities)	(617,892)

$1,271,896

15.	PENSION PLANS

The Labor Pension Act (the Act) became effective on July 1, 2005. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined the Company after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005, and recognized pension costs of NT$618,975 thousand and NT$261,096 thousand for the years ended December 31, 2006 and 2005, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China.

Pension information on the defined benefit plan is summarized as follows:
a.	Components of net periodic pension cost for the year

	2006	2005
Service costs	$178,432	$468,044
Interest costs	163,740	163,294
Projected return on plan assets	(49,115)	(49,627)
Amortization	12,339	8,300

Net periodic pension costs	$305,396	$590,011

b.	Reconciliation of funded status of the plan and accrued pension cost at December 31, 2006 and 2005

	2006	2005
Benefit obligation
Vested benefit obligation	$102,920	$62,302
Nonvested benefit obligation	3,873,239	3,356,213

Accumulated benefit obligation	3,976,159	3,418,515
Additional benefits based on future salaries	2,964,923	2,546,186

Projected benefit obligation	6,941,082	5,964,701
Fair value of plan assets	(1,945,572)	(1,681,365)

Funded status	4,995,510	4,283,336
Unrecognized net transition obligation	(116,191)	(124,491)
Unrecognized net loss	(1,349,203)	(697,453)

Accrued pension cost	$3,530,116	$3,461,392

Vested benefits	$106,645	$67,752

c. Actuarial assumptions at December 31, 2006 and 2005
Discount rate used in determining present values	2.25%	2.75%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	2.50%	2.75%

d. Contributions to the Fund for the year	$230,577	$223,654

e. Payments from the Fund for the year	$10,823	$8,419

16.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Years Ended
	December 31
	2006	2005
Income tax expense based on “income before income tax” at statutory rate (25%)	$(33,701,625)	$(23,454,856)
Tax effect of the following:
Tax-exempt income	12,274,041	12,243,435
Temporary and permanent differences	2,080,110	(860,918)
Cumulative effect of changes in accounting principles	82,062	—
Additional tax at 10% on unappropriated earnings	(1,156,130)	(1,489,709)
Income tax credits	12,715,377	10,110,561

Income tax currently payable	$(7,706,165)	$(3,451,487)

b.	Income tax expense consisted of the following:

	Years Ended
	December 31
	2006	2005
Income tax currently payable	$(7,706,165)	$(3,451,487)
Other income tax adjustments	335,411	(71,853)

Net change in deferred income tax assets
Investment tax credits	(3,908,879)	(2,018,813)
Temporary differences	1,522,734	1,768,265
Adjustment in valuation allowance	2,206,317	3,529,500

Income tax expense	$(7,550,582)	$(244,388)

c.	Net deferred income tax assets consisted of the following:

	December 31
	2006	2005

Current deferred income tax assets
Investment tax credits	$7,832,000	$7,013,000

Noncurrent deferred income tax assets, net
Investment tax credits	$12,124,892	$16,852,771
Temporary differences	840,464	(682,270)
Valuation allowance	(7,204,229)	(9,410,546)

	$5,761,127	$6,759,955

d.	Integrated income tax information:

The balance of the imputation credit account as of December 31, 2006 and 2005 was NT$ 828,612 thousand and NT$20,087 thousand, respectively.

The estimated creditable ratio for distribution of earnings of 2006 and 2005 was 0.54% and 2.88%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2006, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year
Statute for Upgrading	Purchase of machinery and	$2,685,805	$—	2006
Industries	equipment	4,113,439	—	2007
		6,802,469	3,955,466	2008
		6,030,309	6,030,309	2009
		5,114,762	5,114,762	2010

		$24,746,784	$15,100,537

Statute for Upgrading	Research and development	$1,780,480	$—	2006
Industries	expenditures	1,245,142	—	2007
		1,627,095	1,627,095	2008
		1,534,230	1,534,230	2009
		1,534,050	1,534,050	2010

		$7,720,997	$4,695,375

Statute for Upgrading	Personnel training	$27,311	$—	2006
Industries		16,197	—	2007
		40,734	40,734	2008
		40,442	40,442	2009

		$124,684	$81,176

Statute for Upgrading	Investments in important	$79,804	$79,804	2010

Industries	technology-based enterprises
g.	The profits generated from the following expansion and construction projects are exempt from income tax:

Tax-Exemption Period
Construction of Fab 8 — modules B	2002 to 2005
Expansion of Fab 2 — modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007
h.	The tax authorities have examined income tax returns of the Company through 2003.

17.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2006
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$9,877,603	$4,172,915	$14,050,518
Labor and health insurance	686,125	352,085	1,038,210
Pension	610,873	313,416	924,289
Meal	449,505	159,302	608,807
Welfare	184,560	99,323	283,883
Others	225,615	19,784	245,399

	$12,034,281	$5,116,825	$17,151,106

Depreciation	$61,028,727	$3,296,764	$64,325,491

Amortization	$1,430,069	$918,011	$2,348,080

	Year Ended December 31, 2005
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$9,160,576	$3,682,390	$12,842,966
Labor and health insurance	625,744	297,483	923,227
Pension	576,776	274,280	851,056
Meal	429,307	141,259	570,566
Welfare	167,218	95,208	262,426
Others	159,724	44,783	204,507

	$11,119,345	$4,535,403	$15,654,748

Depreciation	$61,576,001	$3,031,796	$64,607,797

Amortization	$1,763,527	$1,603,496	$3,367,023

18.	SHAREHOLDERS’ EQUITY

As of December 31, 2006, 889,740 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs is 4,448,702 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital.

Capital surplus consisted of the following:

	December 31
	2006	2005
From merger	$24,003,546	$24,003,546
Additional paid-in capital	19,974,431	23,254,234
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	389,188	306,868
From long-term investments	379,854	192,759
Donations	55	55

	$54,107,498	$57,117,886

The Company’s Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company’s paid-in capital;
b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;
c.	Bonus to directors and supervisors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors and supervisors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;
d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.
The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial assets, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2005 and 2004 had been approved in the shareholders’ meetings held on May 16, 2006 and May 10, 2005, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2005	Year 2004	Year 2005	Year 2004
Legal capital reserve	$9,357,503	$8,820,201
Special capital reserve	(1,585,685)	2,226,427
Employees’ profit sharing — in cash	3,432,129	3,086,215
Employees’ profit sharing — in stock	3,432,129	3,086,215
Cash dividends to shareholders	61,825,061	46,504,097	$2.50	$2.00
Stock dividends to shareholders	3,709,504	11,626,024	0.15	0.50
Bonus to directors and supervisors	257,410	231,466

	$80,428,051	$75,580,645

The shareholders’ meeting held on May 16, 2006 also resolved to distribute stock dividends out of capital surplus in the amount of NT$3,709,504 thousand.

The amounts of the above appropriations of earnings for 2005 and 2004 are consistent with the resolutions of the meetings of the Board of Directors held on February 14, 2006 and February 22, 2005, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2005 and 2004, the basic earnings per share (after income tax) for the years ended December 31, 2005 and 2004 shown in the respective financial statements would have decreased from NT$3.79 to NT$3.50 and NT$3.97 to NT$3.70, respectively.

The shares distributed as a bonus to employees represented 1.39% and 1.33% of the Company’s total outstanding common shares as of December 31, 2005 and 2004, respectively.

As of January 11, 2007, the Board of Directors had not resolved the appropriation for earnings of 2006.

The above information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

19.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans under the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the aforementioned plans that had never been granted or had been granted but subsequently cancelled had expired as of December 31, 2006.

Information about outstanding options for the years ended December 31, 2006 and 2005 was as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Year ended December 31, 2006

Balance, beginning of year	67,758	$39.4
Options granted	2,758	40.1
Options exercised	(14,550)	40.1
Options cancelled	(3,152)	43.7

Balance, end of year	52,814	39.6

Year ended December 31, 2005

Balance, beginning of year	64,367	$40.5
Options granted	14,864	48.4
Options exercised	(6,837)	39.6
Options cancelled	(4,636)	44.1

Balance, end of year	67,758	42.1

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.
As of December 31, 2006, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)
$27.6-$39.7	34,584	5.15	$35.5	28,351	$35.5
45.1- 52.3	18,230	6.88	47.5	4,390	45.7

	52,814			32,741

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2006 and 2005. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the years ended December 31, 2006 and 2005 would have been as follows:

	Years Ended
	December 31
	2006	2005
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years

Net income:
Net income as reported	$127,009,731	$93,575,035
Pro forma net income	126,889,209	93,458,191

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$4.93	$3.63
Pro forma basic EPS	4.92	3.63
Diluted EPS as reported	4.92	3.63
Pro forma diluted EPS	4.92	3.63
20.	TREASURY STOCK
(Shares in Thousands)

	Beginning	Stock		Ending
	Shares	Dividends	Disposal	Shares
Year ended December 31, 2006

Parent company stock held by subsidiaries	32,938	988	—	33,926

Year ended December 31, 2005

Parent company stock held by subsidiaries	45,521	2,242	14,825	32,938

Proceeds from sales of treasury stock for the year ended December 31, 2005 were NT$899,489 thousand. As of December 31, 2006 and 2005, the book value of the treasury stock was NT$918,075 thousand; the market value was NT$ 2,290,026 thousand and NT$2,047,126 thousand, respectively. The Company’s stock held by subsidiaries is treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to vote in shareholders’ meetings.

21.	EARNINGS PER SHARE

	Years Ended December 31
	2006		2005
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
Basic EPS (NT$)
Income before cumulative effect of changes in accounting principles	$5.22	$4.94	$3.64	$3.63
Cumulative effect of changes in accounting principles	(0.01)	(0.01)	—	—

Income for the year	$5.21	$4.93	$3.64	$3.63

Diluted EPS (NT$)
Income before cumulative effect of change in accounting principles	$5.22	$4.93	$3.64	$3.63
Cumulative effect of changes in accounting principles	(0.01)	(0.01)	—	—

Income for the year	$5.21	$4.92	$3.64	$3.63

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Year ended December 31, 2006

Basic EPS
Income available to common shareholders	$134,478,251	$127,009,731	25,788,555	$5.21	$4.93

Effect of dilutive potential common stock — stock options	—	—	24,628

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$134,478,251	$127,009,731	25,813,183	$5.21	$4.92

Year ended December 31, 2005

Basic EPS
Income available to common shareholders	$93,819,423	$93,575,035	25,763,320	$3.64	$3.63

Effect of dilutive potential common stock — stock options	—	—	12,647

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$93,819,423	$93,575,035	25,775,967	$3.64	$3.63

22.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2006		2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$44,601	$44,601	$1,380,905	$818,550
Available-for-sale financial assets	32,614,572	32,614,572	46,452,838	46,452,838
Held-to-maturity financial assets	37,484,318	37,375,517	29,377,817	29,063,831
Investments accounted for using equity method (with market price)	6,371,625	17,044,040	5,419,747	10,991,064

Liabilities

Financial liabilities at fair value through profit or loss	10,751	10,751	234,279	173
Bonds payable (including current portion)	19,500,000	19,817,149	19,500,000	19,924,923
Other long-term payables (including current portion)	2,981,754	2,981,754	4,174,603	4,174,603
b.	Methods and assumptions used in the determination of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values.

2)	Fair values of financial assets/liabilities at fair value through profit or loss were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)	Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market prices; while fair values of structured time deposits were estimated using valuation techniques.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	Gains recognized for the changes in fair value of derivatives estimated using valuation techniques were NT$33,850 thousand for the year ended December 31, 2006.

d.	As of December 31, 2006 and 2005, financial assets exposed to fair value interest rate risk were NT$70,143,491 thousand and NT$77,190,280 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$10,751 thousand and NT$234,279 thousand, respectively, and financial assets exposed to cash flow interest rate risk were NT$7,171,120 thousand and NT$7,227,000 thousand, respectively.

e.	The Company recognized an unrealized gain of NT$242,248 thousand in shareholders’ equity for the changes in fair value of available-for-sale financial assets for the year ended December 31, 2006. The Company also recognized an unrealized gain of NT$319,367 thousand in shareholders’ equity for the changes in available-for-sale financial assets held by equity method investees for the year ended December 31, 2006.

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency- denominated assets and liabilities. Therefore, the market risk of derivatives will be offset by the foreign exchange risk of these assets and liabilities. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities. Therefore, the fluctuations in market interest rates would result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
23.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:
a.	Industrial Technology Research Institute (ITRI), the chairman of the Company was one of its supervisors, who resigned in October 2006.

b.	Philips, a major shareholder of the Company.

c.	Subsidiaries
TSMC-North America
TSMC-Shanghai
TSMC-Europe
TSMC-Japan
TSMC-Korea
d.	Investees
GUC (with a controlling interest)
VIS (accounted for using equity method)
SSMC (accounted for using equity method)

e.	Indirect subsidiaries
WaferTech, LLC (WaferTech)
TSMC Technology, Inc. (TSMC Technology)
f.	Indirect investee
VisEra, originally an investee over which the Company had a controlling interest; beginning in November 2005, VisEra became an indirect investee accounted for using the equity method due to changes in investment structure.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2006		2005
	Amount	%	Amount	%
For the year
Sales
TSMC-North America	$190,459,073	60	$153,618,916	57
Philips	4,024,990	1	3,298,770	1
Others	972,872	—	650,239	—

	$195,456,935	61	$157,567,925	58

Purchases
WaferTech	$12,530,552	27	$11,137,313	28
SSMC	6,820,632	15	5,729,672	15
TSMC-Shanghai	4,405,843	10	1,405,030	4
VIS	3,911,838	8	4,142,457	10

	$27,668,865	60	$22,414,472	57

Manufacturing expenses — technical assistance fees
Philips (Note 25a)	$755,904	1	$581,059	—

Marketing expenses — commission
TSMC-Japan	$254,758	16	$243,646	18
TSMC-Europe	236,454	15	221,164	16
TSMC-Korea	9,981	—	—	—

	$501,193	31	$464,810	34

General and administrative expenses — rental expense
GUC	$14,606	—	$16,744	—

Research and development expenses
GUC	$39,421	—	$19,467	—
TSMC Technology	37,559	—	—	—

	$76,980	—	$19,467	—

(Continued)

	2006		2005
	Amount	%	Amount	%
Sales of property, plant and equipment
TSMC-Shanghai	$401,561	44	$125,381	13
VisEra	—	—	534,279	52

	$401,561	44	$659,660	65

Non-operating income and gains
SSMC (primarily technical service income, see Note 25e)	$314,953	3	$316,243	4
TSMC-Shanghai	278,295	2	180,234	3
VIS (primarily technical service income, see Note 25h)	261,237	2	210,720	3
VisEra	246,242	2	308,071	4

	$1,100,727	9	$1,015,268	14

As of December 31

Receivables
TSMC-North America	$16,461,956	97	$20,407,621	97
Philips	250,919	2	573,565	3
Others	156,634	1	69,418	—

	$16,869,509	100	$21,050,604	100

Other receivables
TSMC-Shanghai	$123,853	28	$28,593	2
VIS	121,911	27	74,457	4
SSMC	69,568	15	149,251	8
TSMC-North America	59,547	13	198,505	11
VisEra	58,980	13	374,202	21
TSMC Technology	3,785	1	972,563	54
Others	11,622	3	143	—

	$449,266	100	$1,797,714	100

Payables
WaferTech	$864,733	26	$1,133,217	35
VIS	717,562	22	563,240	17
Philips	688,591	21	693,956	21
TSMC-Shanghai	478,714	14	274,820	9
SSMC	459,305	14	485,873	15
Others	118,011	3	91,091	3

	$3,326,916	100	$3,242,197	100

Other long-term payables
Philips (Note 25a)	$403,375	100	$1,100,475	100

(Continued)

	2006		2005
	Amount	%	Amount	%
Deferred credits
TSMC-Shanghai	$723,661	61	$641,762	51
VisEra	124,350	11	186,525	15

	$848,011	72	$828,287	66

(Concluded)
The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.
The Company deferred the gains (classified under the deferred credits) derived from sales of property, plant and equipment to TSMC-Shanghai and VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.
The Company leased part of its office space from GUC with a quarterly rental of NT$4,186 thousand; beginning from June 2006, the renewed quarterly rental was NT$3,473 thousand. The Company also leased certain buildings and facilities to VisEra with a monthly rental of NT$7,684 thousand (classified under the non-operating income and gains).
24. SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from March 2008 to December 2020 and can be renewed upon expiration.
As of December 31, 2006, future lease payments were as follows:

Year	Amount
2007	$291,646
2008	260,249
2009	251,671
2010	204,603
2011	203,089
2012 and thereafter	1,487,039

$2,698,297

25. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
The significant commitments and contingencies of the Company as of December 31, 2006, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, the Company and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company’s annual net sales. The Company and Philips agreed to cross license the patents owned by each party. The Company also obtained through Philips a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002 and on January 1, 2007.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of December 31, 2006, the Company had a total of US$116,297 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September, 2006. The Company and NXP purchased all the SSMC shares owned by EDB Investments Pte Ltd. Pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. The Company and Philips (now NXP) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

i.	TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175,000 thousand over six years to resolve TSMC’s claims. As of December 31, 2006, SMIC had paid US$ 60,000 thousand in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and Wafertech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court, alleging TSMC of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC’s August complaint. The outcome of this litigation cannot be determined at this time.

j.	Amounts available under unused letters of credit as of December 31, 2006 were NT$6,480 thousand.
26.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 8 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

TSMC-Shanghai entered into forward exchange contracts during the year ended December 31, 2006 to manage exposures due to foreign exchange rate fluctuations.

Outstanding forward exchange contracts as of December 31, 2006:

Contract
Amount
	Currency	Maturity Date	(in Thousands)
December 31, 2006
Buy	US$/JPY	January 2007	JPY 38,610
Net realized settlement gains arising from TSMC-Shanghai’s forward transactions for the year ended December 31, 2006 were NT$2,543 thousand.
k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 23.
27. SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Export sales

	Years Ended December 31
Area	2006	2005

Americas	$153,974,683	$119,838,520
Asia	102,121,046	99,594,071
Europe and others	29,109,649	20,041,920

	$285,205,378	$239,474,511

The export sales information is based on the amounts billed to customers within the areas.

c.	Major customers representing at least 10% of gross sales

	Years Ended December 31
	2006		2005
	Amount	%	Amount	%

Customer A	$190,459,073	60	$153,618,916	57
Customer B	25,214,878	8	29,258,338	11

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
FINANCING PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Financing
Company's
				Maximum									Financing	Financing
				Balance for	Ending								Limit for	Amount
			Financial	the Period	Balance		Type of		Reasons for				Each	Limits
			Statement	(US$ in	(US$ in	Interest	Financing	Transaction	Short-term	Allowance for	Collateral		Borrowing	(US$ in
No.	Financing Name	Counter-party	Account	Thousands)	Thousands)	Rate	(Note 1)	Amounts	Financing	Bad Debt	Item	Value	Company	Thousands)
1	TSMC International	TSMC Development	Other receivables	$1,140,860	$—	1.50%	2	$—	Operating capital	$—	—	$—	N/A	$32,203,805
				( US $35,000)										(US$987,968)
(Note 2)

Note 1: The type No. 2 represents necessary for short-term financing.

Note 2: Not exceeding the issued capital of the Company.

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited
ENDORSEMENT/GUARANTEE PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Ratio of Accumulated
		Counter-party								Amount of Collateral	Maximum
			Nature of	Limits on Each Counter-party’s	Maximum				Value of Collateral	to Net Equity of the	Collateral/Guarantee
	Endorsement/		Relationship	Endorsement/	Balance for the Period			Ending Balance	Property, Plant and	Latest Financial	Amounts Allowable
No.	Guarantee Provider	Name	(Note 2)	Guarantee Amounts	(US$ in Thousands)			(US$ in Thousands)	Equipment	Statement	(Note 1)
0	TSMC	TSMC-North America TSMC Development	2 3	Not exceed 10% of the net worth of the Company, and be also limited to the paid-in capital of the endorsement/guarantee company, unless otherwise approved by Board of Directors.	$ (US$ $ (US$	1,303,840 40,000 1,955,760 60,000	) )	$ — —	$ — —	— —	$126,995,321

Note 1: 25% of the net worth of the Company as of December 31, 2006.

Note 2: The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest. The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				December 31, 2006
							Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value	Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership	(US$ in Thousands)	Note
The Company	Government bond
	2004 Government Bond Series B	—	Available-for-sale financial assets	—	$999,779	N/A	$999,779
	2003 Government Bond Series B	—	”	—	998,288	N/A	998,288
	2006 Government Bond Series D	—	Held-to-maturity financial assets	—	3,657,320	N/A	3,657,446
	2005 Government Bond Series A	—	”	—	3,049,919	N/A	3,049,726
	2003 Government Bond Series B	—	”	—	1,647,851	N/A	1,645,179
	2003 Asian Development Bank Govt. Bond	—	”	—	835,840	N/A	875,103
	2003 Government Bond Series F	—	”	—	797,299	N/A	796,354
	2004 Kaohsiung Municipal Series A	—	”	—	620,000	N/A	618,760
	2003 Government Bond Series H	—	”	—	401,568	N/A	400,920
	European Investment Bank Bonds	—	”	—	372,265	N/A	400,000
	2002 Government Bond Series B	—	”	—	350,399	N/A	350,378
	2004 Kaohsiung Municipal Series B	—	”	—	249,998	N/A	250,004
	2003 European Bank for Recomspruction and Developement Govt. Bond Series A	—	”	—	88,198	N/A	90,000
	Open-end mutual funds
	NITC Bond Fund	—	Available-for-sale financial assets	22,219	3,655,939	N/A	3,655,939
	ABN AMRO Bond Fund	—	”	175,156	2,639,459	N/A	2,639,459
	Fuh Hwa Bond	—	”	125,122	1,667,908	N/A	1,667,908
	Mega Diamond Bond Fund	—	”	139,333	1,602,947	N/A	1,602,947
	Prudential Financial Bond Fund	—	”	103,751	1,516,294	N/A	1,516,294
	NITC Taiwan Bond	—	”	93,312	1,314,669	N/A	1,314,669
	JF Taiwan Bond Fund	—	”	85,145	1,299,088	N/A	1,299,088
	Cathay Bond	—	”	109,720	1,265,092	N/A	1,265,092
	Jih Sun Bond Fund	—	”	88,165	1,202,901	N/A	1,202,901
	Dresdner Bond DAM Fund	—	”	95,553	1,107,206	N/A	1,107,206
	ABN AMRO Income	—	”	63,947	1,012,377	N/A	1,012,377
	President James Bond	—	”	65,496	1,010,426	N/A	1,010,426
	AIG Taiwan Bond Fund	—	”	78,629	1,002,595	N/A	1,002,595
	JF Taiwan First Bond Fund	—	”	66,826	939,082	N/A	939,082
	Shinkong Chi Shin Bond Fund	—	”	62,183	890,660	N/A	890,660
(Continued)

				December 31, 2006
							Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value	Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership	(US$ in Thousands)	Note
	ABN AMRO Select Bond Fund	—	Available-for-sale financial assets	76,593	$868,076	NA	$868,076
	Taishin Lucky Fund	—	”	78,624	806,386	NA	806,386
	Polaris De-Bao Fund	—	”	63,273	701,069	N/A	701,069
	TIIM High Yield	—	”	44,685	554,863	N/A	554,863
	HSBC Taiwan Money Management	—	”	34,093	506,250	N/A	506,250
	Invesco Bond Fund	—	”	27,176	403,774	N/A	403,774
	Corporate bond
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,545,864	N/A	1,545,864
	Cathay Bank	—	”	—	1,159,576	N/A	1,159,576
	Taiwan Power Company	—	”	—	1,046,799	N/A	1,046,799
	Formosa Petrochemical Corporation	—	”	—	397,963	N/A	397,963
	Taiwan Power Company	—	Hold-to-maturity financial assets	—	4,080,391	N/A	4,087,276
	Formosa Petrochemical Corporation	—	”	—	3,566,946	N/A	3,563,249
	Nan Ya Plastics Corporation	—	”	—	2,773,810	N/A	2,781,223
	Chinese Petroleum Corporation	—	”	—	1,451,378	N/A	1,450,722
	China Steel Corporation	—	”	—	1,000,000	N/A	999,689
	Formosa Plastic Corporation	—	”	—	516,663	N/A	519,076
	Shanghai commercial & Saving Bank	—	”	—	286,497	N/A	286,408
	Formosa Chemicals & Fiber Corporation	—	”	—	66,856	N/A	68,123
	Stocks
	TSMC Global	Subsidiary	Invest accounted for using equity method	1	42,496,592	100	42,496,592
	TSMC International	Subsidiary	”	987,968	26,593,749	100	26,593,749
	SSMC	Investee accounted for using equity method	”	463	7,960,869	39	6,794,726
	VIS	Investee accounted for using equity method	”	442,262	5,741,870	27	10,813,301
	TSMC Partners	Subsidiary	”	300	4,433,819	100	4,433,819
	TSMC-North America	Subsidiary	”	11,000	2,014,990	100	2,014,990
	GUC	Investee with controlling financial interest	”	41,263	629,755	38	6,230,739
	TSMC-Japan	Subsidiary	”	6	95,757	100	95,757
	TSMC-Europe	Subsidiary	”	—	49,741	100	49,741
	TSMC-Korea	Subsidiary	”	80	14,706	100	14,706
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	299,493
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	223,062
	W.K. Technology Fund IV	—	”	4,000	40,000	2	51,398
	Hontung Venture Capital Co., Ltd.	—	”	2,633	26,329	10	26,310
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		$280,179	12		$280,179
	Crimson Asia Capital	—	”	—		67,751	1		67,751
	Capital
	TSMC-Shanghai	Subsidiary	Investment accounted for using equity method	—		9,027,984	100		9,027,984
	Emerging Alliance	Subsidiary	”	—		793,585	99		793,585
	VTAF II	Subsidiary	”	—		733,130	98		731,808
	VTAF III	Subsidiary	”	—		228,005	98		225,545
	Chi Cheng	Subsidiary	”	—		115,507	36		574,071
	Hsin Ruey	Subsidiary	”	—		114,297	36		573,809
Chi Cherng	Stock
	TSMC	Parent Company	Available-for-sale financial assets	16,947		1,143,941	N/A		1,143,941	Treasury stock of NT$458,564 thousand is deducted from the carrying value
Hsin Ruey	VIS	Equity method investee	Investments accounted for using equity method	5,032		107,224	—		107,224
	Stock
	TSMC	Parent Company	Available-for-sale financial assets	16,979		1,146,085	N/A		1,146,085	Treasury stock of NT$459,511 thousand is deducted from the carrying value
	VIS	Equity method investee	Investments accounted for using equity method	3,711		82,661	—		82,661
TSMC International	Stock
	InveStar	Subsidiary	Investments accounted for using equity method	9,207	US$	26,185	97	US$	26,185
	InveStar II	Subsidiary	”	51,300	US$	46,195	97	US$	46,195
	TSMC Development	Subsidiary	”	1	US$	659,356	100	US$	659,356
	TSMC Technology	Subsidiary	”	1	US$	6,058	100	US$	4,473
TSMC Development	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	282,420	100	US$	282,420
Partners	Common stock
	VisEra Holdings	Equity method investee	Investments accounted for using equity method	25,000	US$	34,000	49	US$	34,000
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
Emerging Alliance	Common stock
	NetLogic Microsystems,Inc.	—	Financial assets at fair value through profit or loss	84	US$	1,828	—	US$	1,828
	Pixim, Inc.	—	Financial assets carried at cost	1,924	US$	512	4	US$	512
	RichWave Technology Corp.	—	”	4,247	US$	1,648	13	US$	1,648
	Global Investment Holding Inc.	—	”	10,800		$100,000	6		$100,000
	Preferred stock
	Ikanos Communication,Inc.	—	Available-for-sale financial assets	515	US$	4,473	2	US$	4,473
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices,Inc.	—	”	1,000	US$	1,000	3	US$	1,000
	Centrality Communications	—	”	1,325	US$	1,800	3	US$	1,800
	Miradia,Inc.	—	”	3,040	US$	1,000	3	US$	1,000
	Mobilygen	—	”	1,415	US$	750	1	US$	750
	Mosaic Systems,Inc.	—	”	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	”	800	US$	500	2	US$	500
	NuCORE Technology Inc.	—	”	2,254	US$	1,455	2	US$	1,455
	Optichron,Inc.	—	”	714	US$	1,000	4	US$	1,000
	Optimal Corporation	—	”	582	US$	600	4	US$	600
	Pixim, Inc.	—	”	2,193	US$	583	—	US$	583
	Reflectivity,Inc.	—	”	4,848	US$	531	4	US$	531
	Teknovus,Inc.	—	”	6,977	US$	1,327	3	US$	1,327
	Zenasis Technologies, Inc.	—	”	2,410	US$	1,399	5	US$	1,399
	Option
	Pixim, Inc.	—	Financial assets carried at cost	242	US$	—	NA	US$	—
VTAF II	Common stock
	Beceem Communications	—	Financial assets carried at cost	650	US$	1,600	1	US$	1,600
	Leadtrend	—	”	1,150	US$	660	6	US$	660
	Yobon	—	”	1,675	US$	787	13	US$	787
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040
	Preferred stock
	5V Technologies,Inc.	—	Financial assets carried at cost	2,357	US$	1,768	11	US$	1,768
	Ageia Technologies, Inc.	—	”	2,030	US$	2,074	2	US$	2,074
	Aquantia Corporation	—	”	1,264	US$	1,150	5	US$	1,150
	Audience, Inc.	—	”	2,208	US$	474	1	US$	474
	Axiom Microdevices, Inc.	—	”	3,015	US$	1,466	2	US$	1,466
	GemFire Corporation	—	”	600	US$	68	1	US$	68
	Impinj, Inc.	—	”	257	US$	500	—	US$	500
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Miradia, Inc.	—	Financial assets carried at cost	2,740	US$	2,424	3	US$	2,424
	Next IO, Inc.	—	"	216	US$	182	—	US$	182
	Optichron, Inc.	—	"	353	US$	869	2	US$	869
	Power Analog Microelectronics	—	"	2,000	US$	1,500	13	US$	1,500
	Powerprecise Solutions,Inc.	—	"	1,445	US$	1,400	11	US$	1,400
	RichWave Technology Corp.	—	"	500	US$	231	2	US$	231
	Teknovus,Inc.	—	"	518	US$	119	—	US$	119
	Tzero Technologies, Inc.	—	"	730	US$	1,500	2	US$	1,500
	Xceive	—	"	714	US$	1,000	2	US$	1,000
VTAF III	Common stock
	M2000, Inc.	—	Financial assets carried at cost	1,500	US$	1,500	4	US$	1,500
	Mutual-Pak Limited	—	"	170	US$	52	13	US$	52
	Quellan, Inc	—	"	2,231	US$	2,500	7	US$	2,500
	SynDiTec, Inc.	—	"	4,332	US$	720	7	US$	720
	Validity-Pak Limited	—	"	5,333	US$	2,000	7	US$	2,000
Investar	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	1,975	US$	21,939	7	US$	21,939
	Broadtek Electronics Corp.	—	"	29	US$	10	—	US$	10
	Broadtek Electronics Corp.	—	Available-for-sale financial assets	116	US$	40	—	US$	40
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154
	Preferred stock
	Integrated Memory Logic,Inc.	—	Financial assets carried at cost	1,831	US$	1,221	9	US$	1,221
	IP Unity,Inc.	—	"	1,008	US$	494	1	US$	494
	Memsic,Inc.	—	"	2,724	US$	1,500	9	US$	1,500
	NanoAmp Solutions, Inc.	—	"	541	US$	853	2	US$	853
	Sonics,Inc.	—	"	1,843	US$	3,530	2	US$	3,530
Investar II	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	864	US$	9,604	3	US$	9,604
	RichTek Technology Corp.	—	"	255	US$	2,045	—	US$	2,045
	Geo Vision, Inc.	—	"	46	US$	229	—	US$	229
	RichTek Technology Corp.	—	Available-for-sale financial assets	227	US$	1,824	—	US$	1,824
	Geo Vision, Inc.	—	"	15	US$	73	—	US$	73
	eChannelOpen Holding,Inc.	—	Financial assets carried at cost	358	US$	251	4	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	"	270	US$	27	1	US$	27
	EoNEX Technologies,Inc.	—	"	55	US$	3,048	5	US$	3,048
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Sonics, Inc.	—	Financial assets carried at cost	2,220	US$	32	—	US$	32
	Epic Communications, Inc.	—	”	191	US$	37	1	US$	37
	EON Technology, Corp.	—	”	4,247	US$	1,175	7	US$	1,175
	Goyatek Technology, Corp.	—	”	2,088	US$	545	7	US$	545
	Capella Microsystems (Taiwan), Inc.	—	”	534	US$	210	2	US$	210
	Trendchip Technologies Corp.	—	”	2,000	US$	574	4	US$	574
	Ralink Technology (Taiwan), Inc.	—	”	1,833	US$	791	3	US$	791
	Auden Technology MFG Co., Ltd.	—	”	953	US$	223	4	US$	223
	Preferred stock
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	2,667	US$	3,500	8	US$	3,500
	Alchip Technologies Limited	—	”	3,531	US$	2,950	15	US$	2,950
	FangTek, Inc.	—	”	6,930	US$	3,250	20	US$	3,250
	Kilopass Technology, Inc.	—	”	3,887	US$	2,000	6	US$	2,000
	Memsic, Inc.	—	”	2,289	US$	1,560	7	US$	1,560
	NanoAmp Solutions, Inc.	—	”	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	”	2,115	US$	3,082	6	US$	3,082
GUC	Open-end mutual funds
	ABN AMRO Bond Fund	—	Available-for-sale financial assets	2,352		$35,041	N/A		$35,041
	Ta Chong Bond Fund	—	”	2,306		30,037	N/A		30,037
	Dresdner Bond DAM Fund	—	”	2,592		30,036	N/A		30.036
	NITC Taiwan Bond	—	”	2,132		30,035	N/A		30,035
	AIG Taiwan Bond Fund	—	”	2,355		30,031	N/A		30,031
	Fuh Hwa You Li Bond Fund	—	”	2,018		25,035	N/A		25,035
	Stock
	Global Unichip Corporation — North America	Subsidiary	Investments accounted for using equity method	100		6,396	100		6,396
	Global Unichip Japan	Subsidiary	”	—		2,681	100		2,681
TSMC Global	Government bond
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	151,045	N/A	US$	151,045
	Corporate bonds
	Abbott Labs	—	Available-for-sale financial assets	—	US$	1,505	N/A	US$	1,505
	Abbott Labs	—	”	—	US$	2,547	N/A	US$	2,547
	Ace Ltd.	—	”	—	US$	1,001	N/A	US$	1,001
	Aig Sunamerica Global Fing Ix	—	”	—	US$	1,000	N/A	US$	1,000
	Allstate Life Global Fdg Secd	—	”	—	US$	2,956	N/A	US$	2,956
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	American Express Co.	—	Available-for-sale financial assets	—	US$	3,452	N/A	US$	3,452
	American Gen Fin Corp.	—	"	—	US$	1,620	N/A	US$	1,620
	American Gen Fin Corp. Mtn	—	"	—	US$	3,448	N/A	US$	3,448
	American Gen Fin Corp. Mtn	—	"	—	US$	1,971	N/A	US$	1,971
	American Gen Fin Corp. Mtn	—	"	—	US$	1,001	N/A	US$	1,001
	American Honda Fin Corp. Mtn	—	"	—	US$	3,092	N/A	US$	3,092
	American Honda Fin Corp. Mtn	—	"	—	US$	801	N/A	US$	801
	Ameritech Capital Funding Co.	—	"	—	US$	483	N/A	US$	483
	Amgen Inc.	—	"	—	US$	2,905	N/A	US$	2,905
	Anz Cap Tr I	—	"	—	US$	972	N/A	US$	972
	Associates Corp. North Amer	—	"	—	US$	2,541	N/A	US$	2,541
	Axa Finl Inc.	—	"	—	US$	2,151	N/A	US$	2,151
	Bank New York Inc.	—	"	—	US$	1,487	N/A	US$	1,487
	Bank One Corp.	—	"	—	US$	3,365	N/A	US$	3,365
	Bank One Corp.	—	"	—	US$	2,045	N/A	US$	2,045
	Bank Utd Houston Tx Mtbn	—	"	—	US$	528	N/A	US$	528
	Bear Stearns Cos Inc.	—	"	—	US$	3,379	N/A	US$	3,379
	Beneficial Corp. Mtn Bk Entry	—	"	—	US$	2,297	N/A	US$	2,297
	Berkshire Hathaway Fin Corp.	—	"	—	US$	1,486	N/A	US$	1,486
	Chase Manhattan Corp. New	—	"	—	US$	5,077	N/A	US$	5,077
	Chase Manhattan Corp. New	—	"	—	US$	2,115	N/A	US$	2,115
	Chubb Corp.	—	"	—	US$	2,116	N/A	US$	2,116
	Cit Group Hldgs Inc.	—	"	—	US$	3,027	N/A	US$	3,027
	Citicorp	—	"	—	US$	1,372	N/A	US$	1,372
	Cogentrix Energy Inc.	—	"	—	US$	3,751	N/A	US$	3,751
	Colonial Pipeline Co.	—	"	—	US$	1,494	N/A	US$	1,494
	Consolidated Edison Inc.	—	"	—	US$	2,910	N/A	US$	2,910
	Countrywide Fdg Corp. Mtn	—	"	—	US$	2,037	N/A	US$	2,037
	Credit Suisse Fincl Products	—	"	—	US$	1,500	N/A	US$	1,500
	Credit Suisse First Boston	—	"	—	US$	734	N/A	US$	734
	Credit Suisse First Boston Usa	—	"	—	US$	2,177	N/A	US$	2,177
	Daimlerchrysler North Amer	—	"	—	US$	977	N/A	US$	977
	Daimlerchrysler North Amer Hld	—	"	—	US$	751	N/A	US$	751
	Dayton Hudson Corp.	—	"	—	US$	2,020	N/A	US$	2,020
	Deere John Cap Corp.	—	"	—	US$	4,928	N/A	US$	4,928
	Dell Computer Corp.	—	"	—	US$	2,820	N/A	US$	2,820
	Den Danske Bk Aktieselskab	—	"	—	US$	2,019	N/A	US$	2,019
	Diageo Plc	—	"	—	US$	3,444	N/A	US$	3,444
	Emerson Elec Co.	—	"	—	US$	3,215	N/A	US$	3,215
	European Invt Bk	—	"	—	US$	3,970	N/A	US$	3,970
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	European Invt Bk	—	Available-for-sale financial assets	—	US$	6,057	N/A	US$	6,057
	Federal Home Ln Bks	—	”	—	US$	7,937	N/A	US$	7,937
	Fifth Third Bk Cincinnati Oh	—	”	—	US$	2,427	N/A	US$	2,427
	Fleet Boston Corp.	—	”	—	US$	2,643	N/A	US$	2,643
	Fleet Finl Group Inc. New	—	”	—	US$	905	N/A	US$	905
	Fpl Group Cap Inc.	—	”	—	US$	849	N/A	US$	849
	Ge Global Ins Hldg Corp.	—	”	—	US$	1,915	N/A	US$	1,915
	General Elec Cap Corp. Mtn	—	”	—	US$	3,888	N/A	US$	3,888
	General Elec Cap Corp. Mtn	—	”	—	US$	8,759	N/A	US$	8,759
	General Elec Cap Corp. Mtn	—	”	—	US$	8,282	N/A	US$	8,282
	General Elec Cap Corp. Mtn	—	”	—	US$	2,119	N/A	US$	2,119
	General Re Corp.	—	”	—	US$	3,292	N/A	US$	3,292
	Goldman Sachs Group Inc.	—	”	—	US$	4,989	N/A	US$	4,989
	Goldman Sachs Group Inc.	—	”	—	US$	3,456	N/A	US$	3,456
	Greenpoint Finl Corp.	—	”	—	US$	968	N/A	US$	968
	Hancock John Global Fdg Ii Mtn	—	”	—	US$	2,896	N/A	US$	2,896
	Hancock John Global Fdg Ii Mtn	—	”	—	US$	5,132	N/A	US$	5,132
	Hancock John Global Fdg Mtn	—	”	—	US$	975	N/A	US$	975
	Hartford Finl Svcs Group Inc.	—	”	—	US$	5,037	N/A	US$	5,037
	Hartford Finl Svcs Group Inc.	—	”	—	US$	1,345	N/A	US$	1,345
	Hbos Plc Medium Term Sr Nts	—	”	—	US$	3,205	N/A	US$	3,205
	Hbos Plc Medium Term Sr Nts	—	”	—	US$	2,952	N/A	US$	2,952
	Heller Finl Inc.	—	”	—	US$	1,929	N/A	US$	1,929
	Hershey Foods Corp.	—	”	—	US$	1,504	N/A	US$	1,504
	Household Fin Corp.	—	”	—	US$	2,903	N/A	US$	2,903
	Household Fin Corp.	—	”	—	US$	501	N/A	US$	501
	Household Intl Inc.	—	”	—	US$	2,851	N/A	US$	2,851
	Hsbc Fin Corp.	—	”	—	US$	3,028	N/A	US$	3,028
	Hsbc Fin Corp. Mtn	—	”	—	US$	5,096	N/A	US$	5,096
	Huntington National Bank	—	”	—	US$	1,886	N/A	US$	1,886
	Ing Sec Life Instl Fdg	—	”	—	US$	2,483	N/A	US$	2,483
	International Business Machs	—	”	—	US$	2,217	N/A	US$	2,217
	Intl Lease Fin Corp. Mtn	—	”	—	US$	2,939	N/A	US$	2,939
	Intl Lease Fin Corp. Mtn	—	”	—	US$	4,138	N/A	US$	4,138
	J P Morgan Chase + Co.	—	”	—	US$	3,298	N/A	US$	3,298
	Jackson Natl Life Global Fdg	—	”	—	US$	1,000	N/A	US$	1,000
	Key Bk Na Med Term Nts Bk Entr	—	”	—	US$	4,401	N/A	US$	4,401
	KeyCorp. Mtn Book Entry	—	”	—	US$	3,010	N/A	US$	3,010
	Kraft Foods Inc.	—	”	—	US$	1,000	N/A	US$	1,000
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Lehman Brothers Hldgs Inc.	—	Available-for-sale financial assets	—	US$	1,626	N/A	US$	1,626
	Lehman Brothers Hldgs Inc.	—	”	—	US$	487	N/A	US$	487
	Lehman Brothers Hldgs Inc.	—	”	—	US$	989	N/A	US$	989
	Lehman Brothers Hldgs Inc.	—	”	—	US$	3,150	N/A	US$	3,150
	Lehman Brothers Hldgs Inc.	—	”	—	US$	1,077	N/A	US$	1,077
	Lincoln Natl Corp. In	—	”	—	US$	500	N/A	US$	500
	Marshall + Ilsley Corp.	—	”	—	US$	8,420	N/A	US$	8,420
	Mbna America Bank Na Y	—	”	—	US$	6,403	N/A	US$	6,403
	Merita Bk Ltd. Ny Brh	—	”	—	US$	501	N/A	US$	501
	Merrill Lynch + Co. Inc.	—	”	—	US$	3,453	N/A	US$	3,453
	Merrill Lynch + Co. Inc.	—	”	—	US$	1,985	N/A	US$	1,985
	Merrill Lynch + Co. Inc.	—	”	—	US$	4,865	N/A	US$	4,865
	Metropolitan Life Global Mtn	—	”	—	US$	3,369	N/A	US$	3,369
	Mgic Invt Corp.	—	”	—	US$	1,204	N/A	US$	1,204
	Monumental Global Fdg Ii	—	”	—	US$	1,468	N/A	US$	1,468
	Monumental Global Fdg Ii 2002a	—	”	—	US$	1,000	N/A	US$	1,000
	Monunmetal Global Fdg Ii	—	”	—	US$	1,961	N/A	US$	1,961
	Mony Group Inc.	—	”	—	US$	2,175	N/A	US$	2,175
	Morgan Stanley	—	”	—	US$	1,926	N/A	US$	1,926
	Morgan Stanley	—	”	—	US$	2,126	N/A	US$	2,126
	National City Corp.	—	”	—	US$	3,410	N/A	US$	3,410
	National Westminster Bk Plc	—	”	—	US$	1,323	N/A	US$	1,323
	Nationwide Bldg Soc	—	”	—	US$	3,537	N/A	US$	3,537
	Nationwide Life Global Fdg I	—	”	—	US$	3,501	N/A	US$	3,501
	Nationwide Life Global Mtn	—	”	—	US$	1,485	N/A	US$	1,485
	Nucor Corp.	—	”	—	US$	3,797	N/A	US$	3,797
	Oracle Corp. / Ozark Hldg Inc.	—	”	—	US$	1,973	N/A	US$	1,973
	Pepsico Inc. Mtn Book Entry	—	”	—	US$	3,619	N/A	US$	3,619
	Pnc Fdg Corp.	—	”	—	US$	1,007	N/A	US$	1,007
	Popular North Amer Inc.	—	”	—	US$	2,910	N/A	US$	2,910
	Praxair Inc.	—	”	—	US$	3,138	N/A	US$	3,138
	Premark Intl Inc.	—	”	—	US$	2,729	N/A	US$	2,729
	Pricoa Global Fdg I Mtn	—	”	—	US$	3,401	N/A	US$	3,401
	Principal Finl Group Australia	—	”	—	US$	1,013	N/A	US$	1,013
	Principal Life Global Fdg I Gl	—	”	—	US$	1,165	N/A	US$	1,165
	Protective Life Secd Trs	—	”	—	US$	2,913	N/A	US$	2,913
	Protective Life Secd Trs Mtn	—	”	—	US$	3,390	N/A	US$	3,390
	Prudential Ins Co. Amer	—	”	—	US$	2,629	N/A	US$	2,629
	Public Svc Elec Gas Co.	—	”	—	US$	3,682	N/A	US$	3,682
	Regions Finl Corp. New	—	”	—	US$	2,371	N/A	US$	2,371
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Safeco Corp.	—	Available-for-sale financial assets	—	US$	715	N/A	US$	715
	Sbc Communications Inc.	—	”	—	US$	1,041	N/A	US$	1,041
	Sbc Communications Inc.	—	”	—	US$	697	N/A	US$	697
	Simon Ppty Group Lp	—	”	—	US$	1,009	N/A	US$	1,009
	Slm Corp. Medium Term Nts	—	”	—	US$	8,998	N/A	US$	8,998
	Sp Powerassests Ltd. Global	—	”	—	US$	969	N/A	US$	969
	St Paul Cos Inc. Mtn Bk Ent	—	”	—	US$	2,550	N/A	US$	2,550
	Suntrust Bk Atlanta Ga Medium	—	”	—	US$	3,442	N/A	US$	3,442
	Tiaa Global Mkts Inc.	—	”	—	US$	500	N/A	US$	500
	Unitedhealth Group Inc.	—	”	—	US$	3,000	N/A	US$	3,000
	Us Bk Natl Assn Cincinnati Oh	—	”	—	US$	2,915	N/A	US$	2,915
	Vodafone Airtouch Plc	—	”	—	US$	4,449	N/A	US$	4,449
	Wachovia Corp. New	—	”	—	US$	2,040	N/A	US$	2,040
	Washington Mut Bk Fa	—	”	—	US$	3,997	N/A	US$	3,997
	Washington Mut Inc.	—	”	—	US$	1,692	N/A	US$	1,692
	Washington Mut Inc.	—	”	—	US$	1,000	N/A	US$	1,000
	Washington Post Co.	—	”	—	US$	3,001	N/A	US$	3,001
	Wells Fargo + Co. New	—	”	—	US$	2,943	N/A	US$	2,943
	Wells Fargo + Co. New Med Trm	—	”	—	US$	4,311	N/A	US$	4,311
	Westfield Cap Corp. Ltd.	—	”	—	US$	2,005	N/A	US$	2,005
	Wps Resources Corp.	—	”	—	US$	1,047	N/A	US$	1,047

	Corporate issued asset - backed securities
	American Home Mtg Invt Tr	—	Available-for-sale financial assets	—	US$	116	N/A	US$	116
	Americredit Auto Rec Tr	—	”	—	US$	1,004	N/A	US$	1,004
	Americredit Automobile Rec Tr	—	”	—	US$	1,116	N/A	US$	1,116
	Americredit Automobile Rec Tr	—	”	—	US$	2,598	N/A	US$	2,598
	Americredit Automobile Rec Tr	—	”	—	US$	3,269	N/A	US$	3,269
	Americredit Automobile Receiva	—	”	—	US$	4,609	N/A	US$	4,609
	Americredit Automobile Receivb	—	”	—	US$	2,891	N/A	US$	2,891
	Atlantic City Elc Trns Fdgllc	—	”	—	US$	420	N/A	US$	420
	Ba Cr Card Tr	—	”	—	US$	4,300	N/A	US$	4,300
	Banc Amer Coml Mtg Inc.	—	”	—	US$	2,869	N/A	US$	2,869
	Banc Amer Fdg 2006 I Tr	—	”	—	US$	4,332	N/A	US$	4,332
	Bank Of Amer Lease Equip Tr	—	”	—	US$	1,057	N/A	US$	1,057
	Bear Stearns Alt A Tr	—	”	—	US$	628	N/A	US$	628
	Bear Stearns Arm Tr	—	”	—	US$	3,480	N/A	US$	3,480
	Bear Stearns Arm Tr	—	”	—	US$	1,951	N/A	US$	1,951
	Bear Stearns Coml Mtg Secs Inc.	—	”	—	US$	6,358	N/A	US$	6,358
	Bear Stearns Coml Mtg Secs Inc.	—	”	—	US$	3,541	N/A	US$	3,541
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Capital Auto Receivables Asset	—	Available-for-sale financial assets	—	US$	3,243	N/A	US$	3,243
	Capital One Auto Fin Tr	—	”	—	US$	2,618	N/A	US$	2,618
	Capital One Auto Fin Tr	—	”	—	US$	2,986	N/A	US$	2,986
	Capital One Auto Fin Tr	—	”	—	US$	4,998	N/A	US$	4,998
	Capital One Multi Asset Execut	—	”	—	US$	3,941	N/A	US$	3,941
	Capital One Multi Asset Execut	—	”	—	US$	2,963	N/A	US$	2,963
	Capital One Prime Auto Rec	—	”	—	US$	3,981	N/A	US$	3,981
	Capital One Prime Auto Receiv	—	”	—	US$	2,507	N/A	US$	2,507
	Caterpillar Finl Asset Tr	—	”	—	US$	1,525	N/A	US$	1,525
	Caterpillar Finl Asset Tr	—	”	—	US$	8,142	N/A	US$	8,142
	Cbass Tr	—	”	—	US$	4,262	N/A	US$	4,262
	Cendant Rent Car Fdg Aesop Llc	—	”	—	US$	9,297	N/A	US$	9,297
	Cit Equip Coll Tr	—	”	—	US$	1,899	N/A	US$	1,899
	Cit Equip Coll Tr	—	”	—	US$	3,985	N/A	US$	3,985
	Citibank Cr Card Issuance Tr	—	”	—	US$	9,864	N/A	US$	9,864
	Citibank Cr Card Issuance Tr	—	”	—	US$	2,688	N/A	US$	2,688
	CitiCorp. Mtg Secs	—	”	—	US$	582	N/A	US$	582
	Cnh Equip Tr	—	”	—	US$	1,984	N/A	US$	1,984
	Credit Suisse First Boston Mtg	—	”	—	US$	3,740	N/A	US$	3,740
	Credit Suisse First Boston Mtg	—	”	—	US$	3,576	N/A	US$	3,576
	Credit Suisse First Boston Mtg	—	”	—	US$	444	N/A	US$	444
	Cwabs	—	”	—	US$	4,261	N/A	US$	4,261
	Cwabs Inc.	—	”	—	US$	224	N/A	US$	224
	Cwmbs Inc.	—	”	—	US$	893	N/A	US$	893
	Daimlerchrysler Auto Tr	—	”	—	US$	4,315	N/A	US$	4,315
	Daimlerchrysler Auto Tr	—	”	—	US$	1,695	N/A	US$	1,695
	Deere John Owner Tr	—	”	—	US$	2,452	N/A	US$	2,452
	Drive Auto Receivables Tr	—	”	—	US$	3,191	N/A	US$	3,191
	Fifth Third Auto Tr	—	”	—	US$	12	N/A	US$	12
	First Franklin Mtg Ln Tr	—	”	—	US$	4,290	N/A	US$	4,290
	First Horizon Abs Tr	—	”	—	US$	528	N/A	US$	528
	First Union Lehman Bros Mtg Tr	—	”	—	US$	1,715	N/A	US$	1,715
	Ford Credit Auto Owner Trust	—	”	—	US$	4,324	N/A	US$	4,324
	Ge Cap Cr Card Master Nt Tr	—	”	—	US$	2,846	N/A	US$	2,846
	Granite Mtgs Plc	—	”	—	US$	564	N/A	US$	564
	Gs Mtg Secs Corp.	—	”	—	US$	4,145	N/A	US$	4,145
	Gsamp Tr	—	”	—	US$	4,251	N/A	US$	4,251
	Harley Davidson Motorcycle Tr	—	”	—	US$	150	N/A	US$	150
	Harley Davidson Motorcycle Tr	—	”	—	US$	5,825	N/A	US$	5,825
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Hertz Veh Fing Llc	—	Available-for-sale financial assets	—	US$	5,319	N/A	US$	5,319
	Holmes Fing No 8 Plc	—	”	—	US$	5,000	N/A	US$	5,000
	Home Equity Mtg Tr 2006 4	—	”	—	US$	4,222	N/A	US$	4,222
	Hsbc Automotive Tr	—	”	—	US$	2,980	N/A	US$	2,980
	Hyundai Auto Receivables Tr	—	”	—	US$	5,537	N/A	US$	5,537
	Hyundai Auto Receivables Tr	—	”	—	US$	3,212	N/A	US$	3,212
	Hyundai Auto Receivables Tr	—	”	—	US$	3,928	N/A	US$	3,928
	Impac Cmb Tr	—	”	—	US$	308	N/A	US$	308
	Impac Cmb Tr	—	”	—	US$	238	N/A	US$	238
	Lb Ubs Coml Mtg Tr	—	”	—	US$	3,493	N/A	US$	3,493
	Long Beach Mtg Ln Tr	—	”	—	US$	3,203	N/A	US$	3,203
	Mastr Asset Backed	—	”	—	US$	4,224	N/A	US$	4,224
	Mbna Master Cr Card Tr Ii	—	”	—	US$	7,605	N/A	US$	7,605
	Merrill Lynch Mtg Invs Inc.	—	”	—	US$	5,887	N/A	US$	5,887
	Morgan Stanley Ixis Estate Tr	—	”	—	US$	4,110	N/A	US$	4,110
	National City Auto Receivables	—	”	—	US$	41	N/A	US$	41
	Navistar Finl 2003 A Owner Tr	—	”	—	US$	2,956	N/A	US$	2,956
	Nissan Auto Receivables	—	”	—	US$	72	N/A	US$	72
	Nissan Auto Receivables	—	”	—	US$	3,928	N/A	US$	3,928
	Nomura Asset Accep Corp.	—	”	—	US$	4,150	N/A	US$	4,150
	Onyx Accep Owner Tr	—	”	—	US$	3,774	N/A	US$	3,774
	Pg+E Energy Recovery Fdg Llc	—	”	—	US$	3,997	N/A	US$	3,997
	Providian Gateway Owner Tr	—	”	—	US$	3,942	N/A	US$	3,942
	Reliant Energy Transition Bd	—	”	—	US$	2,486	N/A	US$	2,486
	Residential Asset Mtg Prods	—	”	—	US$	2,484	N/A	US$	2,484
	Residential Asset Sec Mtg Pass	—	”	—	US$	1,865	N/A	US$	1,865
	Residential Asset Sec Mtg Pass	—	”	—	US$	2,711	N/A	US$	2,711
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	2,014	N/A	US$	2,014
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	4,058	N/A	US$	4,058
	Sequoia Mtg Tr	—	”	—	US$	548	N/A	US$	548
	Sequoia Mtg Tr	—	”	—	US$	496	N/A	US$	496
	Sequoia Mtg Tr	—	”	—	US$	737	N/A	US$	737
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	1,389	N/A	US$	1,389
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	472	N/A	US$	472
	Terwin Mtg Tr	—	”	—	US$	4,065	N/A	US$	4,065
	Tw Hotel Fdg 2005 Llc	—	”	—	US$	4,103	N/A	US$	4,103
	Txu Elec Delivery Transition	—	”	—	US$	2,219	N/A	US$	2,219
	Usaa Auto Owner Tr	—	”	—	US$	4,238	N/A	US$	4,238
	Wamu Mtg Pass Thru Ctfs	—	”	—	US$	1,002	N/A	US$	1,002
	Wamu Tr	—	”	—	US$	975	N/A	US$	975
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Washington Mut Mtg Pass	—	Available-for-sale financial assets	—	US$	1,759	N/A	US$	1,759
	Washington Mut Mtg Secs Corp.	—	”	—	US$	2,984	N/A	US$	2,984
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	4,986	N/A	US$	4,986
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	4,926	N/A	US$	4,926
	Wells Fargo Mtg Backed Secs	—	”	—	US$	4,367	N/A	US$	4,367
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	2,856	N/A	US$	2,856
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	3,399	N/A	US$	3,399
	Wells Fargo Mtg Bkd Secs Tr	—	”	—	US$	2,748	N/A	US$	2,748
	Wfs Finl	—	”	—	US$	620	N/A	US$	620
	Wfs Finl 2004 4 Owner Tr	—	”	—	US$	932	N/A	US$	932
	Wfs Finl 2005 2 Oner Tr	—	”	—	US$	2,220	N/A	US$	2,220
	Whole Auto Ln Tr	—	”	—	US$	1,219	N/A	US$	1,219
	Whole Auto Ln Tr	—	”	—	US$	2,955	N/A	US$	2,955

	Agency bond
	Federal Home Ln Bks	—	Available-for-sale financial assets	—	US$	8,768	N/A	US$	8,768
	Federal Home Ln Bks	—	”	—	US$	4,920	N/A	US$	4,920
	Federal Home Ln Bks	—	”	—	US$	8,743	N/A	US$	8,743
	Federal Home Ln Bks	—	”	—	US$	4,856	N/A	US$	4,856
	Federal Home Ln Bks	—	”	—	US$	5,851	N/A	US$	5,851
	Federal Home Ln Bks	—	”	—	US$	7,952	N/A	US$	7,952
	Federal Home Ln Bks	—	”	—	US$	4,885	N/A	US$	4,885
	Federal Home Ln Bks	—	”	—	US$	2,991	N/A	US$	2,991
	Federal Home Ln Bks	—	”	—	US$	6,099	N/A	US$	6,099
	Federal Home Ln Bks	—	”	—	US$	12,279	N/A	US$	12,279
	Federal Home Ln Bks	—	”	—	US$	6,905	N/A	US$	6,905
	Federal Home Ln Bks	—	”	—	US$	5,898	N/A	US$	5,898
	Federal Home Ln Bks	—	”	—	US$	7,506	N/A	US$	7,506
	Federal Home Ln Bks	—	”	—	US$	2,386	N/A	US$	2,386
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,976	N/A	US$	1,976
	Federal Home Ln Mtg Corp.	—	”	—	US$	5,948	N/A	US$	5,948
	Federal Home Ln Mtg Corp.	—	”	—	US$	6,440	N/A	US$	6,440
	Federal Home Loan Banks	—	”	—	US$	8,049	N/A	US$	8,049
	Federal Natl Mtg Assn	—	”	—	US$	4,365	N/A	US$	4,365
	Federal Natl Mtg Assn	—	”	—	US$	5,915	N/A	US$	5,915
	Federal Natl Mtg Assn	—	”	—	US$	3,943	N/A	US$	3,943
	Federal Natl Mtg Assn	—	”	—	US$	7,868	N/A	US$	7,868
	Federal Natl Mtg Assn	—	”	—	US$	19,766	N/A	US$	19,766
	Federal Natl Mtg Assn	—	”	—	US$	14,973	N/A	US$	14,973
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Natl Mtg Assn	—	Available-for-sale financial assets	—	US$	10,467	N/A	US$	10,467
	Federal Natl Mtg Assn	—	”	—	US$	6,511	N/A	US$	6,511
	Federal Natl Mtg Assn	—	”	—	US$	3,000	N/A	US$	3,000
	Federal Natl Mtg Assn Medium	—	”	—	US$	3,415	N/A	US$	3,415
	Federal Natl Mtg Assn Mtn	—	”	—	US$	2,914	N/A	US$	2,914
	Federal Natl Mtg Assn Mtn	—	”	—	US$	2,900	N/A	US$	2,900
	Federal Natl Mtg Assn Mtn	—	”	—	US$	5,318	N/A	US$	5,318
	Tennessee Valley Auth	—	”	—	US$	6,024	N/A	US$	6,024
	Fed Hm Ln Pc Pool 1H2520	—	”	—	US$	3,100	N/A	US$	3,100
	Fed Hm Ln Pc Pool 1H2524	—	”	—	US$	2,354	N/A	US$	2,354
	Fed Hm Ln Pc Pool 781959	—	”	—	US$	6,040	N/A	US$	6,040
	Fed Hm Ln Pc Pool 847628	—	”	—	US$	3,796	N/A	US$	3,796
	Fed Hm Ln Pc Pool B19205	—	”	—	US$	8,560	N/A	US$	8,560
	Fed Hm Ln Pc Pool E89857	—	”	—	US$	1,595	N/A	US$	1,595
	Fed Hm Ln Pc Pool G11295	—	”	—	US$	1,371	N/A	US$	1,371
	Fed Hm Ln Pc Pool M80855	—	”	—	US$	3,287	N/A	US$	3,287
	Federal Home Ln Mtg	—	”	—	US$	3,019	N/A	US$	3,019
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,208	N/A	US$	2,208
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,917	N/A	US$	3,917
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,626	N/A	US$	3,626
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,076	N/A	US$	3,076
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,464	N/A	US$	4,464
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,389	N/A	US$	1,389
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,176	N/A	US$	3,176
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,738	N/A	US$	3,738
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,216	N/A	US$	3,216
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,356	N/A	US$	1,356
	Federal Home Ln Mtg Corp.	—	”	—	US$	8,535	N/A	US$	8,535
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,409	N/A	US$	3,409
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,976	N/A	US$	2,976
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,502	N/A	US$	4,502
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,965	N/A	US$	2,965
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,743	N/A	US$	3,743
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,381	N/A	US$	4,381
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,223	N/A	US$	4,223
	Federal Natl Mtg Assn	—	”	—	US$	2,807	N/A	US$	2,807
	Federal Natl Mtg Assn	—	”	—	US$	259	N/A	US$	259
	Federal Natl Mtg Assn	—	”	—	US$	3,158	N/A	US$	3,158
	Federal Natl Mtg Assn	—	”	—	US$	2,465	N/A	US$	2,465
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Natl Mtg Assn	—	Available-for-sale financial assets	—	US$	4,290	N/A	US$	4,290
	Federal Natl Mtg Assn	—	”	—	US$	1,994	N/A	US$	1,994
	Federal Natl Mtg Assn	—	”	—	US$	4,339	N/A	US$	4,339
	Federal Natl Mtg Assn	—	”	—	US$	632	N/A	US$	632
	Federal Natl Mtg Assn Gtd	—	”	—	US$	2,215	N/A	US$	2,215
	Federal Natl Mtg Assn Gtd	—	”	—	US$	2,239	N/A	US$	2,239
	Fnma Pool 254507	—	”	—	US$	1,616	N/A	US$	1,616
	Fnma Pool 254834	—	”	—	US$	1,417	N/A	US$	1,417
	Fnma Pool 255883	—	”	—	US$	3,490	N/A	US$	3,490
	Fnma Pool 555549	—	”	—	US$	1,616	N/A	US$	1,616
	Fnma Pool 632399	—	”	—	US$	434	N/A	US$	434
	Fnma Pool 662401	—	”	—	US$	659	N/A	US$	659
	Fnma Pool 667766	—	”	—	US$	1,574	N/A	US$	1,574
	Fnma Pool 680932	—	”	—	US$	1,307	N/A	US$	1,307
	Fnma Pool 681393	—	”	—	US$	2,749	N/A	US$	2,749
	Fnma Pool 685116	—	”	—	US$	629	N/A	US$	629
	Fnma Pool 687863	—	”	—	US$	2,647	N/A	US$	2,647
	Fnma Pool 696485	—	”	—	US$	3,194	N/A	US$	3,194
	Fnma Pool 703711	—	”	—	US$	538	N/A	US$	538
	Fnma Pool 725095	—	”	—	US$	1,204	N/A	US$	1,204
	Fnma Pool 730033	—	”	—	US$	1,470	N/A	US$	1,470
	Fnma Pool 740934	—	”	—	US$	1,415	N/A	US$	1,415
	Fnma Pool 790828	—	”	—	US$	2,559	N/A	US$	2,559
	Fnma Pool 793025	—	”	—	US$	2,466	N/A	US$	2,466
	Fnma Pool 793932	—	”	—	US$	631	N/A	US$	631
	Fnma Pool 794040	—	”	—	US$	825	N/A	US$	825
	Fnma Pool 795548	—	”	—	US$	411	N/A	US$	411
	Fnma Pool 806642	—	”	—	US$	1,235	N/A	US$	1,235
	Fnma Pool 813641	—	”	—	US$	3,720	N/A	US$	3,720
	Fnma Pool 815626	—	”	—	US$	2,945	N/A	US$	2,945
	Fnma Pool 816594	—	”	—	US$	2,067	N/A	US$	2,067
	Fnma Pool 825395	—	”	—	US$	2,818	N/A	US$	2,818
	Fnma Pool 825398	—	”	—	US$	4,224	N/A	US$	4,224
	Fnma Pool 841069	—	”	—	US$	2,882	N/A	US$	2,882
	Fnma Pool 879906	—	”	—	US$	1,636	N/A	US$	1,636
	Gnma Ii Pool 081150	—	”	—	US$	613	N/A	US$	613
	Gnma Ii Pool 081153	—	”	—	US$	2,119	N/A	US$	2,119

	Money market funds
	SSGA Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	20,488	N/A	US$	20,488
(Concluded)

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
The Company	Government bond
	Kreditanatalt Fur Wiederaufbau	Available-for-sale financial assets	—	—	—	US$	6,881	—	US$	—	—	US$	6,866	US$	6,881	US$	(15)	—	US$	—
	United States Treas NTS	”	—	—	—	US$	46,173	—	US$	268,521	—	US$	310,469	US$	311,106	US$	(638)	—		—
	2004 Government Bond Series B	”	KGI Securities Co., Ltd. and several financial institutions	—	—		$—	—		$1,005,115	—		$—		$—	$—		—		$999,779

	2003 Government Bond Series B	”	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		998,324	—		—		—	—		—		998,288

	2006 Government Bond Series D	Held-to-maturity financial assets	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		3,658,659	—		—		—	—		—		3,657,320

	2005 Government Bond Series A	”	KGI Securities Co., Ltd. and several financial institutions	—	—		2,548,977	—		499,084	—		—		—	—		—		3,049,919

	2003 Government Bond Series B	”	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		1,647,823	—		—		—	—		—		1,647,851

	2003 Asian Development Bank Govt. Bond Series	”	JP Morgan Chase Bank	—	—		—	—		827,820	—		—		—	—		—		835,840
	2003 Government Bond Series F	”	KGI Securities Co., Ltd. and several financial institutions	—	—		149,441			647,445	—		—		—	—		—		797,299

	2003 Government Bond Series H	”	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		401,728	—		—		—	—		—		401,568

	European Investment Bank Bonds	”	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		367,600	—		—		—	—		—		372,265

	2004 Kachsiung Municipal Series B	”	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		249,998	—		—		—	—		—		249,998

	2003 European Bank for Recomspruction and Development Govt Bond Series A	”	JP Morgan Chase Bank	—	—		—	—		87,461	—		—		—	—		—		88,198

	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	3,764		610,864	18,455		3,000,000	—		—		—	—		22,219		3,655,939

	ABN AMRO Bond Fund	”	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	—	134,906		2,004,862	40,250		600,000	—		—		—	—		175,156		2,639,459

	Fuh Hwa Bond	”	Fuh Hwa Investment Trust Co.	—	—		—	125,122		1,655,781	—		—		—	—		125,122		1,667,908
	Mega Diamond Bond Fund	”	Mega Investment Trust Corporation	—	—		—	139,333		1,600,000	—		—		—	—		139,333		1,602,947
	Prudential Financial Bond Fund	”	Cathay Securities Investment Trust Co., Ltd.	—	—		—	103,751		1,500,000	—		—		—	—		103,751		1,516,294

	NITC Taiwan Bond	”	Allianz Dresdner Securities Investment Consulting Co.,Ltd.	—	—		—	93,312		1,300,000	—		—		—	—		93,312		1,314,669

	JF Taiwan Bond Fund	”	JF Asset Management (Taiwan) Ltd.	—	62,009		933,430	23,136		350,000	—		—		—	—		85,145		1,299,088

	Cathay Bond	”	National Investment Trust Co., Ltd.	—	—		—	122,762		1,400,000	13,042		150,000		148,736	1,264		109,720		1,265,092
	JIH SUN Bond Fund	”	JIH SUN Investment Trust (Taiwan) Ltd.	—	—		—	88,165		1,200,000	—		—		—	—		88,165		1,202,901

	Dresdner Bond DAM Fund	”	JF Asset Management (Taiwan) Ltd.	—	69,303		792,068	34,914		400,000	8,664		100,000		99,103	897		95,553		1,107,206

	ABN AMRO Income	”	Fuh Hwa Investment Trust Co.	—	—		—	63,947		1,000,000	—		—		—	—		63,947		1,012,377
	President James Bond	”	HSBC Investment (Taiwan) Ltd.	—	—		—	72,002		1,100,000	6,506		100,000		99,401	599		65,496		1,010,426
	AGI Taiwan Bond Fund	”	AGI Securities Investment Trust (Taiwan) Ltd.	—	—		—	78,629		1,000,000	—		—		—	—		78,629		1,002,595

	JF Taiwan First Bond Fund	”	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	—	63,131		875,416	14,399		200,000	10,704		150,000		148,472	1,528		66,826		939,082

	Shinkong Chi Shin Bond Fund	”	Fuh Hwa Investment Trust Co.	—	55,063		778,482	17,617		250,000	10,497		150,000		148,542	1,458		62,183		890,660
	ABN AMRO Select Bond Fund	”	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	—	18,235		203,860	93,738		1,050,000	35,380		400,000		396,179	3,821		76,593		868,076
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(in Thousands)	Thousands)		(in Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	Taishin Lucky Fund	Available-for-sale financial assets	Uni-President Assets Management Corp.	—	—		$—	78,624		$800,000	—		$—		$—		$—	78,624	$806,386

	Polaris De-Bao Fund	”	Polaris International Securities Investment Trust Co., Ltd.	—	—		—	63,273		700,000	—		—		—		—	63,273	701,069

	TIIM High Yield	”	Shinkong Securities Investment Trust (Taiwan) Ltd.	—	—		—	56,812		700,000	12,127		150,000		149,276		724	44,685	554,863

	HSBC Taiwan Money Management	”	Taiwan International Securities Corp.	—	—		—	47,667		700,000	13,574		200,007		199,327		680	34,093	506,250
	Invesco R.O.C. Bond Rund	”	Taishin Securities Investment Trust (Taiwan) Ltd.	—	—		—	27,176		403,727	—		—		—		—	27,176	403,774

	Fuhwa Albatross Fund	”	Invesco Asset management Taiwan	—	—		—	89,510		1,000,000	89,510		1,005,781		1,000,000		5,781	—	—
	Invesco Income Fund	”	Taishin Securities Investment Trust (Taiwan) Ltd.	—	—		—	44,180		500,000	44,180		503,727		500,000		3,727	—	—

	Stock
	SSMC	Investment accounted for using equity method	—	Equity method investee	382		4,215,200	81		2,432,705	—		—		—		—	463	7,960,869

	Capital
	VTAF II	Investment accounted for using equity method	—	Subsidiary	—		642,479	—		130,956	—		—		—		—	—	733,130

	VTAF III	”	—	”	—		—	—		243,545	—		—		—		—	—	228,005

	Corporate bond										—		—
	Taiwan Power Company	Held-to-maturity financial assets	KGI Securities Co., Ltd.	—	—		3,263,349	—		1,690,567	—		—		—		—	—	4,080,391

	Formosa Petrochemical Corporation	”	KGI Securities Co., Ltd.	—	—		1,093,283	—		2,769,533	—		—		—		—	—	3,566,946
	Nan Ya Plastics Corporation	”	KGI Securities Co., Ltd.	—	—		2,150,842	—		1,097,943	—		—		—		—	—	2,773,810
	Chinese Petroleum Corporation	”	KGI Securities Co., Ltd. and several financial institutions	—	—		705,436	—		1,000,441	—		—		—		—	—	1,451,378

	China Steel Corporation	”	KGI Securities Co., Ltd.	—	—		1,010,532	—		1,000,000	—		—		—		—	—	1,000,000
	Formosa Plastic Corporation	”	KGI Securities Co., Ltd. and several financial institutions	—	—		268,855	—		379,809	—		—		—		—	—	516,663

	Shanghai commercial & Saving Bank	”	KGI Securities Co., Ltd.	—	—		—	—		283,996	—		—		—		—	—	286,497
	Hua Nan Bank	Available-for-sale financial assets	HSBC	—	—		—	—		1,526,049	—		—		—		—	—	1,545,864

	Cathay Bank	”	HSBC	—	—		—	—		1,144,877	—		—		—		—	—	1,159,576
	Taiwan Power Company	”	KGI Securities Co., Ltd.	—	—		—	—		1,046,302	—		—		—		—	—	1,046,799
	Formosa Petrochemical Corporation	”	KGI Securities Co., Ltd.	—	—		—	—		397,076	—		—		—		—	—	397,963
	American Express Co.	”	—	—	—	US$	3,550	—		—	—	US$	3,432	US$	3,550	US$	(118)	—	—
	American Gen Fin Corp. Mtn	”	—	—	—		—	—	US$	3,415	—	US$	3,446	US$	3,415	US$	31	—	—
	American Honda Fin Corp. Mtn	”	—	—	—		—	—	US$	3,087	—	US$	3,095	US$	3,087	US$	8	—	—
	American Honda Fin Corp. Mtn	”	—	—	—	US$	3,800	—		—	—	US$	3,805	US$	3,800	US$	5	—	—
	Bank One Corp.	”	—	—	—		—	—	US$	3,326	—	US$	3,325	US$	3,326	US$	(1)	—	—
	Bear Stearns Cos Inc.	”	—	—	—	US$	3,329	—		—	—	US$	3,340	US$	3,329	US$	11	—	—
	Bear Stearns Cos Inc.	”	—	—	—	US$	3,757	—		—	—	US$	3,575	US$	3,757	US$	(182)	—	—
	Cargill Inc.	”	—	—	—		—	—	US$	3,337	—	US$	3,370	US$	3,337	US$	33	—	—
	Caterpillar Finl Svcs Mtn	”	—	—	—	US$	5,721	—		—	—	US$	5,761	US$	5,721	US$	40	—	—
	Chase Manhattan Corp. New	”	—	—	—	US$	1,628	—	US$	3,540	—	US$	5,091	US$	5,168	US$	(77)	—	—
	Cit Group Hldgs Inc.	”	—	—	—	US$	3,203	—		—	—	US$	3,036	US$	3,203	US$	(167)	—	—
	Cogentrix Energy Inc.	”	—	—	—	US$	2,885	—	US$	1,132	—	US$	3,777	US$	4,017	US$	(239)	—	—
	Countrywide Home Lns Inc.	”	—	—	—	US$	5,210	—		—	—	US$	5,001	US$	5,210	US$	(209)	—	—
	Credit Suisse Fb Usa Inc.	”	—	—	—	US$	4,141	—		—	—	US$	4,003	US$	4,141	US$	(138)	—	—
	Deere John Cap Corp.	”	—	—	—		—	—	US$	4,911	—	US$	4,899	US$	4,911	US$	(12)	—	—
	Deere John Cap Corp.	”	—	—	—	US$	5,079	—		—	—	US$	5,013	US$	5,079	US$	(66)	—	—
	Diageo Plc	”	—	—	—	US$	3,459	—		—	—	US$	3,436	US$	3,459	US$	(23)	—	—
	European Invt Bk	”	—	—	—	US$	8,315	—		—	—	US$	8,002	US$	8,315	US$	(313)	—	—
	European Invt Bk	”	—	—	—	US$	3,918	—		—	—	US$	3,930	US$	3,918	US$	12	—	—
	European Invt Bk	”	—	—	—		—	—	US$	5,995	—	US$	5,994	US$	5,995	US$	(1)	—	—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	7,937	—	US$	7,937	US$	7,937		—	—	—
	General Elec Cap Corp. Mtn	”	—	—	—		—	—	US$	3,351	—	US$	3,399	US$	3,351	US$	48	—	—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	General Elec Cap Corp. Mtn	Available-for-sale financial assets	—	—	—	US$	3,989	—	US$	—	—	US$	3,893	US$	3,989	US$	(96)	—	US$	—
	General Elec Cap Corp. Mtn	”	—	—	—	US$	8,862	—		—	—	US$	8,716	US$	8,862	US$	(146)	—		—
	General Re Corp.	”	—	—	—	US$	3,500	—		—	—	US$	3,319	US$	3,500	US$	(181)	—		—
	Genworth Finl Inc.	”	—	—	—	US$	3,412	—		—	—	US$	3,415	US$	3,412	US$	3	—		—
	Goldman Sachs Group Inc.	”	—	—	—	US$	4,981	—		—	—	US$	4,941	US$	4,981	US$	(40)	—		—
	Goldman Sachs Group Inc.	”	—	—	—	US$	3,477	—		—	—	US$	3,453	US$	3,477	US$	(24)	—		—
	Hancock John Global Fdg Ii Mtn	”	—	—	—	US$	3,566	—		—	—	US$	3,486	US$	3,566	US$	(80)	—		—
	Hancock John Global Fdg Ii Mtn	”	—	—	—		—	—	US$	3,808	—	US$	3,808	US$	3,808		—	—		—
	Hartford Finl Svcs Group Inc.	”	—	—	—		—	—	US$	5,016	—	US$	5,048	US$	5,016	US$	32	—		—
	Hbos Plc Medium Term Sr Nts	”	—	—	—	US$	3,201	—		—	—	US$	3,182	US$	3,201	US$	(19)	—		—
	Hewlett Packard Co.	”	—	—	—	US$	3,373	—		—	—	US$	3,177	US$	3,373	US$	(196)	—		—
	Honeywell Inc.	”	—	—	—	US$	3,284	—		—	—	US$	3,017	US$	3,284	US$	(267)	—		—
	Hsbc Fin Corp. Mtn	”	—	—	—	US$	5,097	—		—	—	US$	5,066	US$	5,097	US$	(31)	—		—
	Intl Lease Fin Corp. Mtn	”	—	—	—	US$	2,471	—	US$	4,100	—	US$	6,578	US$	6,571	US$	7	—		—
	Jp Morgan Chase + Co.	”	—	—	—	US$	3,406	—		—	—	US$	3,310	US$	3,406	US$	(96)	—		—
	Jp Morgan Chase + Co.	”	—	—	—	US$	3,663	—		—	—	US$	3,519	US$	3,663	US$	(143)	—		—
	Key Bk Na Med Term Nts Bk Entr	”	—	—	—	US$	4,450	—		—	—	US$	4,393	US$	4,450	US$	(57)	—		—
	Keycorp Mtn Book Entry	”	—	—	—	US$	3,500	—		—	—	US$	3,508	US$	3,500	US$	8	—		—
	Keycorp Mtn Book Entry	”	—	—	—		—	—	US$	3,006	—	US$	3,016	US$	3,006	US$	10	—		—
	Merrill Lynch + Co. Inc.	”	—	—	—	US$	3,486	—		—	—	US$	3,426	US$	3,486	US$	(60)	—		—
	Merrill Lynch + Co. Inc.	”	—	—	—	US$	4,900	—		—	—	US$	4,842	US$	4,900	US$	(58)	—		—
	Metropolitan Life Global Mtn	”	—	—	—	US$	1,907	—	US$	1,419	—	US$	3,361	US$	3,326	US$	35	—		—
	Monumental Global Fdg Ii 2	”	—	—	—		—	—	US$	3,348	—	US$	3,382	US$	3,348	US$	34	—		—
	Morgan Stanley Group Inc.	”	—	—	—	US$	4,507	—		—	—	US$	4,386	US$	4,507	US$	(121)	—		—
	National City Corp.	”	—	—	—	US$	3,426	—		—	—	US$	3,402	US$	3,426	US$	(24)	—		—
	Nationwide Bldg Soc	”	—	—	—	US$	3,457	—		—	—	US$	3,495	US$	3,457	US$	38	—		—
	Nationwide Bldg Soc Mtn	”	—	—	—	US$	3,000	—		—	—	US$	3,004	US$	3,000	US$	4	—		—
	Nationwide Life Global Fdg I	”	—	—	—		—	—	US$	3,491	—	US$	3,520	US$	3,491	US$	29	—		—
	Nucor Corp.	”	—	—	—		—	—	US$	3,828	—	US$	3,811	US$	3,828	US$	(17)	—		—
	Pepsico Inc. Mtn Book Entry	”	—	—	—	US$	3,818	—		—	—	US$	3,624	US$	3,818	US$	(194)	—		—
	Praxair Inc.	”	—	—	—		—	—	US$	3,180	—	US$	3,147	US$	3,180	US$	(33)	—		—
	Pricoa Global Fdg 1 Mtn	”	—	—	—	US$	3,500	—		—	—	US$	3,504	US$	3,500	US$	4	—		—
	Pricoa Global Fdg I Mtn	”	—	—	—		—	—	US$	3,394	—	US$	3,403	US$	3,394	US$	9	—		—
	Public Svc Elec Gas Co.	”	—	—	—	US$	3,225	—	US$	483	—	US$	3,684	US$	3,708	US$	(24)	—		—
	Santander Us Debt S A Uniperso	”	—	—	—	US$	4,998	—		—	—	US$	4,957	US$	4,998	US$	(41)	—		—
	Slm Corp. Medium Term Nts	”	—	—	—	US$	2,950	—	US$	6,012	—	US$	8,949	US$	8,962	US$	(13)	—		—
	Suntrust Bk Atlanta Ga Medium	”	—	—	—		—	—	US$	3,409	—	US$	3,448	US$	3,409	US$	39	—		—
	Washington Mut Inc.	”	—	—	—	US$	4,735	—		—	—	US$	4,505	US$	4,735	US$	(230)	—		—
	Washington Post Co.	”	—	—	—	US$	3,182	—		—	—	US$	3,007	US$	3,182	US$	(175)	—		—
	Wells Fargo + Co. New	”	—	—	—	US$	3,697	—		—	—	US$	3,512	US$	3,697	US$	(185)	—		—
	Wells Fargo + Co. New	”	—	—	—		—	—	US$	6,076	—	US$	6,073	US$	6,076	US$	(3)	—		—

	Corporate issued asset-backed securities
	Americredit Automobile Rec Tr	Available-for-sale financial assets	—	—	—		—	—	US$	3,249	—	US$	3,261	US$	3,249	US$	12	—		—
	Americredit Automobile Receiva	”	—	—	—	US$	5,000	—		—	—	US$	4,959	US$	5,000	US$	(41)	—		—
	Americredit Automobile Receivb	”	—	—	—	US$	4,949	—		—	—	US$	3,826	US$	3,856	US$	(30)	—		—
	Banc Amer Coml Mtg Inc.	”	—	—	—	US$	4,462	—		—	—	US$	3,254	US$	3,325	US$	(71)	—		—
	Bear Stearns Arm Tr	”	—	—	—		—	—	US$	3,826	—	US$	3,597	US$	3,609	US$	(12)	—		—
	Bear Stearns Coml Mtg Secs Inc.	”	—	—	—	US$	6,350	—		—	—	US$	6,362	US$	6,350	US$	12	—		—
	Capital Auto Receivables Asset	”	—	—	—		—	—	US$	3,250	—	US$	3,232	US$	3,250	US$	(18)	—		—
	Capital One Auto Fin Tr	”	—	—	—		—	—	US$	5,000	—	US$	5,008	US$	5,000	US$	8	—		—
	Capital One Multi Asset Execut	”	—	—	—	US$	4,957	—		—	—	US$	4,879	US$	4,957	US$	(78)	—		—
	Capital One Multi Asset Execut	”	—	—	—	US$	3,974	—		—	—	US$	3,932	US$	3,974	US$	(42)	—		—
	Caterpillar Finl Asset Tr	”	—	—	—	US$	8,219	—		—	—	US$	8,121	US$	8,219	US$	(98)	—		—
	Cendant Rent Car Fdg Aesop Llc	”	—	—	—	US$	11,626	—		—	—	US$	11,412	US$	11,626	US$	(214)	—		—
	Cit Equip Coll Tr	”	—	—	—		—	—	US$	3,975	—	US$	3,996	US$	3,975	US$	21	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	Citibank Cr Card Issuance Tr	Available-for-sale financial assets	—	—	—	US$	9,782	—	US$	—	—	US$	9,797	US$	9,782	US$	15	—	US$	—
	Cnh Equip Tr	”	—	—	—	US$	5,000	—		—	—	US$	3,457	US$	3,500	US$	(43)	—		—
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	4,773	—	US$	4,834	US$	4,773	US$	61	—		—
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	3,750	—	US$	3,728	US$	3,750	US$	(22)	—		—
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	3,572	—	US$	3,566	US$	3,572	US$	(6)	—		—
	Drive Auto Receivables Tr	”	—	—	—	US$	3,200	—		—	—	US$	3,183	US$	3,200	US$	(17)	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,828	—	US$	4,577	US$	4,561	US$	16	—		—
	Ford Cr Auto Owner Tr	”	—	—	—	US$	10,908	—		—	—	US$	5,782	US$	5,836	US$	(54)	—		—
	Gs Mtg Secs Corp.	”	—	—	—		—	—	US$	4,150	—	US$	4,134	US$	4,150	US$	(16)	—		—
	Gsamp Tr	”	—	—	—		—	—	US$	4,250	—	US$	4,241	US$	4,250	US$	(9)	—		—
	Harley Davidson Motorcycle Tr	”	—	—	—	US$	5,999	—		—	—	US$	5,793	US$	5,999	US$	(206)	—		—
	Hertz Veh Fing Llc	”	—	—	—	US$	5,350	—		—	—	US$	5,284	US$	5,350	US$	(66)	—		—
	Holmes Fing No 8 Plc	”	—	—	—	US$	5,001	—		—	—	US$	5,000	US$	5,001		—	—		—
	Home Equity Mtg Tr 2006 4	”	—	—	—		—	—	US$	4,200	—	US$	4,200	US$	4,200		—	—		—
	Hyundai Auto Receivables Tr	”	—	—	—	US$	6,442	—		—	—	US$	6,202	US$	6,279	US$	(77)	—		—
	Hyundai Auto Receivables Tr	”	—	—	—	US$	3,250	—		—	—	US$	3,208	US$	3,250	US$	(42)	—		—
	Hyundai Auto Receivables Tr	”	—	—	—	US$	3,999	—		—	—	US$	3,904	US$	3,999	US$	(95)	—		—
	Lb Ubs Coml Mtg Tr	”	—	—	—	US$	4,001	—		—	—	US$	3,733	US$	3,779	US$	(46)	—		—
	Long Beach Mtg Ln Tr	”	—	—	—		—	—	US$	3,200	—	US$	3,195	US$	3,200	US$	(5)	—		—
	Massachusetts Rrb Spl Purp Tr	”	—	—	—	US$	3,900	—		—	—	US$	3,830	US$	3,900	US$	(70)	—		—
	Mastr Asset Backed Secs Tr	”	—	—	—	US$	3,499	—		—	—	US$	3,083	US$	3,079	US$	4	—		—
	Mbna Master Cr Card Tr Ii	”	—	—	—	US$	8,108	—		—	—	US$	7,653	US$	8,108	US$	(455)	—		—
	Merrill Lynch Mtg Invs Inc.	”	—	—	—		—	—	US$	6,665	—	US$	6,561	US$	6,558	US$	3	—		—
	Navistar Finl 2003 A Owner Tr	”	—	—	—	US$	4,928	—		—	—	US$	3,994	US$	4,035	US$	(41)	—		—
	Nissan Auto Receivables	”	—	—	—	US$	7,000	—		—	—	US$	6,132	US$	6,194	US$	(62)	—		—
	Nomura Asset Accep Corp.	”	—	—	—		—	—	US$	4,150	—	US$	4,144	US$	4,150	US$	(6)	—		—
	Onyx Accep Owner Tr	”	—	—	—	US$	4,913	—		—	—	US$	4,885	US$	4,913	US$	(28)	—		—
	Pg+E Energy Recovery Fdg Llc	”	—	—	—	US$	4,749	—		—	—	US$	4,646	US$	4,749	US$	(103)	—		—
	Providian Gateway Owner Tr	”	—	—	—	US$	3,992	—		—	—	US$	3,911	US$	3,992	US$	(81)	—		—
	Reliant Energy Transition Bd	”	—	—	—	US$	4,973	—		—	—	US$	3,994	US$	4,162	US$	(168)	—		—
	Residential Asset Sec Mtg Pass	”	—	—	—	US$	3,780	—		—	—	US$	3,052	US$	3,100	US$	(48)	—		—
	Residential Fdg Mtg Secs I Inc.	”	—	—	—	US$	4,817	—		—	—	US$	4,224	US$	4,309	US$	(85)	—		—
	Terwin Mtg Tr	”	—	—	—		—	—	US$	4,050	—	US$	4,033	US$	4,050	US$	(17)	—		—
	Toyota Auto Receivables 2003 B	”	—	—	—	US$	4,970	—		—	—	US$	4,963	US$	4,970	US$	(7)	—		—
	Tw Hotel Fdg 2005 Llc	”	—	—	—	US$	8,197	—	US$	(4,100)	—	US$	4,116	US$	4,097	US$	19	—		—
	Usaa Auto Owner Tr	”	—	—	—	US$	3,718	—		—	—	US$	3,696	US$	3,718	US$	(22)	—		—
	Washington Mut Mtg Secs Corp.	”	—	—	—	US$	4,067	—		—	—	US$	3,261	US$	3,302	US$	(41)	—		—
	Wells Fargo Finl Auto Owner Tr	”	—	—	—	US$	5,299	—		—	—	US$	5,235	US$	5,299	US$	(64)	—		—
	Wells Fargo Finl Auto Owner Tr	”	—	—	—		—	—	US$	4,893	—	US$	4,932	US$	4,893	US$	39	—		—
	Wells Fargo Mtg Bkd Secs	”	—	—	—	US$	3,661	—		—	—	US$	3,020	US$	3,054	US$	(34)	—		—
	Wells Fargo Mtg Bkd Secs	”	—	—	—		—	—	US$	3,772	—	US$	3,488	US$	3,500	US$	(12)	—		—
	Wfs Finl 2004 2 Owner Tr	”	—	—	—	US$	4,994	—		—	—	US$	4,913	US$	4,994	US$	(81)	—		—
	Wfs Finl 2004 4 Owner Tr	”	—	—	—	US$	5,399	—		—	—	US$	4,883	US$	4,955	US$	(72)	—		—
	World Omni Auto Receivables Tr	”	—	—	—	US$	5,963	—		—	—	US$	5,869	US$	5,963	US$	(94)	—		—

	Agency bond
	Fed Hm Ln Pc Pool 1h2520	Available-for-sale financial assets	—	—	—	US$	3,753	—		—	—	US$	3,329	US$	3,345	US$	(16)	—		—
	Fed Hm Ln Pc Pool 781959	”	—	—	—	US$	7,112	—		—	—	US$	6,577	US$	6,553	US$	24	—		—
	Fed Hm Ln Pc Pool M80855	”	—	—	—		—	—	US$	3,882	—	US$	3,381	US$	3,462	US$	(81)	—		—
	Federal Home Ln Mtg	”	—	—	—	US$	3,848	—		—	—	US$	3,308	US$	3,336	US$	(28)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,898	—	US$	3,919	US$	3,898	US$	21	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,954	—		—	—	US$	3,909	US$	3,920	US$	(11)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	6,096	—		—	—	US$	4,316	US$	4,424	US$	(108)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,962	—	US$	4,665	US$	4,683	US$	(18)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,351	—	US$	3,299	US$	3,294	US$	5	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,317	—	US$	3,893	US$	3,883	US$	10	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	4,098	—		—	—	US$	3,388	US$	3,402	US$	(14)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	9,905	—		—	—	US$	8,812	US$	8,851	US$	(39)	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	Federal Home Ln Mtg Corp.	Available-for-sale financial assets	—	—	—	US$	4,902	—	US$	—	—	US$	4,069	US$	4,159	US$	(90)	—	US$	—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,755	—		—	—	US$	3,308	US$	3,362	US$	(54)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,481	—	US$	4,476	US$	4,481	US$	(5)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,349	—	US$	3,114	US$	3,089	US$	25	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,857	—	US$	3,789	US$	3,776	US$	13	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	5,380	—	US$	4,574	US$	4,565	US$	9	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,631	—	US$	4,450	US$	4,435	US$	15	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,488	—	US$	4,444	US$	4,406	US$	38	—		—
	Federal Home Loan Mtg	”	—	—	—		—	—	US$	5,009	—	US$	4,937	US$	4,889	US$	48	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,030	—		—	—	US$	3,515	US$	3,568	US$	(53)	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,051	—		—	—	US$	3,131	US$	3,196	US$	(65)	—		—
	Fnma Pool 255883	”	—	—	—	US$	3,771	—		—	—	US$	3,559	US$	3,581	US$	(22)	—		—
	Fnma Pool 696485	”	—	—	—	US$	4,175	—		—	—	US$	3,393	US$	3,403	US$	(10)	—		—
	Fnma Pool 813641	”	—	—	—		—	—	US$	3,906	—	US$	3,916	US$	3,906	US$	10	—		—
	Fnma Pool 815626	”	—	—	—	US$	3,622	—		—	—	US$	3,189	US$	3,203	US$	(14)	—		—
	Fnma Pool 825398	”	—	—	—	US$	4,949	—		—	—	US$	4,562	US$	4,672	US$	(110)	—		—
	Fnma Pool 841069	”	—	—	—	US$	3,673	—		—	—	US$	3,134	US$	3,156	US$	(22)	—		—
	Federal Farm Cr Bks	”	—	—	—	US$	3,985	—		—	—	US$	3,940	US$	3,985	US$	(45)	—		—
	Federal Home Ln Bank	”	—	—	—	US$	3,962	—		—	—	US$	3,955	US$	3,962	US$	(7)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,976	—		—	—	US$	3,964	US$	3,976	US$	(12)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	8,594	—		—	—	US$	8,519	US$	8,594	US$	(75)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,932	—		—	—	US$	3,980	US$	3,932	US$	47	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,927	—		—	—	US$	4,930	US$	4,927	US$	3	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	8,628	—	US$	8,716	US$	8,628	US$	88	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,136	—		—	—	US$	4,140	US$	4,136	US$	4	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,939	—		—	—	US$	4,872	US$	4,939	US$	(67)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	8,672	—		—	—	US$	8,735	US$	8,672	US$	63	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,965	—		—	—	US$	4,944	US$	4,965	US$	(21)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,808	—		—	—	US$	4,850	US$	4,808	US$	42	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	5,740	—	US$	5,825	US$	5,740	US$	85	—		—
	Federal Home Ln Bks	”	—	—	—	US$	7,558	—		—	—	US$	7,515	US$	7,558	US$	(43)	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	4,823	—	US$	4,882	US$	4,823	US$	59	—		—
	Federal Home Ln Bks	”	—	—	—	US$	7,886	—		—	—	US$	7,960	US$	7,886	US$	74	—		—
	Federal Home Ln Bks	”	—	—	—	US$	6,110	—		—	—	US$	6,061	US$	6,110	US$	(49)	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	12,227	—	US$	12,233	US$	12,227	US$	6	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,972	—		—	—	US$	3,951	US$	3,972	US$	(21)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	7,887	—		—	—	US$	7,758	US$	7,887	US$	(129)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	19,846	—		—	—	US$	19,800	US$	19,846	US$	(46)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	6,908	—		—	—	US$	6,881	US$	6,908	US$	(27)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	6,098	—		—	—	US$	5,907	US$	6,098	US$	(191)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	9,134	—		—	—	US$	8,968	US$	9,134	US$	(166)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,379	—		—	—	US$	3,296	US$	3,379	US$	(83)	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	7,490	—	US$	7,490	US$	7,490		—	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,388	—		—	—	US$	3,481	US$	3,388	US$	93	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	9,997	—		—	—	US$	9,788	US$	9,997	US$	(209)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	6,980	—		—	—	US$	6,941	US$	6,980	US$	(39)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	5,929	—		—	—	US$	5,930	US$	5,929	US$	1	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	6,415	—	US$	6,410	US$	6,415	US$	(5)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	14,175	—	US$	14,269	US$	14,175	US$	94	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	9,974	—	US$	9,929	US$	9,974	US$	(45)	—		—
	Federal Home Ln Mtg Corp. Mtn	”	—	—	—	US$	4,930	—		—	—	US$	4,912	US$	4,930	US$	(18)	—		—
	Federal Home Loan Bank	”	—	—	—	US$	3,475	—		—	—	US$	3,459	US$	3,475	US$	(16)	—		—
	Federal Home Loan Mtg Assn	”	—	—	—	US$	4,847	—		—	—	US$	4,901	US$	4,847	US$	54	—		—
	Federal Home Loan Mtg Corp.	”	—	—	—	US$	4,903	—		—	—	US$	4,927	US$	4,903	US$	24	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,943	—		—	—	US$	4,944	US$	4,943	US$	1	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	8,971	—		—	—	US$	8,940	US$	8,971	US$	(31)	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,921	—		—	—	US$	4,916	US$	4,921	US$	(5)	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	7,892	—		—	—	US$	7,908	US$	7,892	US$	16	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,430	—		—	—	US$	4,364	US$	4,430	US$	(66)	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	Federal Natl Mtg Assn	Available-for-sale financial assets	—	—	—	US$	17,888	—	US$	—	—	US$	17,782	US$	17,888	US$	(106)	—	US$	—
	Federal Natl Mtg Assn	”	—	—	—	US$	5,928	—		—	—	US$	5,885	US$	5,928	US$	(43)	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	7,800	—	US$	7,832	US$	7,800	US$	32	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	7,926	—		—	—	US$	7,834	US$	7,926	US$	(92)	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	19,539	—	US$	19,702	US$	19,539	US$	163	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	14,901	—	US$	14,931	US$	14,901	US$	30	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	10,430	—	US$	10,459	US$	10,430	US$	29	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	7,966	—	US$	7,979	US$	7,966	US$	13	—		—
	Federal Natl Mtg Assn Medium	”	—	—	—		—	—	US$	3,353	—	US$	3,417	US$	3,353	US$	64	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	15,787	—		—	—	US$	15,851	US$	15,787	US$	64	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	9,758	—		—	—	US$	9,781	US$	9,758	US$	23	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	7,000	—		—	—	US$	6,925	US$	7,000	US$	(75)	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—		—	—	US$	5,255	—	US$	5,292	US$	5,255	US$	37	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	5,740	—		—	—	US$	5,562	US$	5,740	US$	(178)	—		—
	Freddie Mac	”	—	—	—		—	—	US$	9,391	—	US$	9,314	US$	9,391	US$	(77)	—		—
	Tennessee Valley Auth	”	—	—	—		—	—	US$	6,039	—	US$	6,038	US$	6,039	US$	(1)	—		—
Chi Cheng	Stock
	VIS	Investment accounted for using equity method	—	Equity method investee	—		$—	5,032		$100,116	—		$—		$—		$—	5,032		$107,224

TSMC GLOBAL	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	—		—	—	US$	501,897	—	US$	351,917	US$	351,594	US$	323	—	US$	151,045

	Corporate bond
	American Express Co.	Available-for-sale financial assets	—	—	—		—	—	US$	3,432	—		—		—		—	—	US$	3,452
	American Gen Fin Corp. Mtn	”	—	—	—		—	—	US$	3,446	—		—		—		—	—	US$	3,448
	American Honda Fin Corp. Mtn	”	—	—	—		—	—	US$	3,095	—		—		—		—	—	US$	3,092
	Bank One Corp.	”	—	—	—		—	—	US$	3,325	—		—		—		—	—	US$	3,365
	Bear Stearns Cos Inc.	”	—	—	—		—	—	US$	3,340	—		—		—		—	—	US$	3,379
	Cit Group Hldgs Inc.	”	—	—	—		—	—	US$	3,036	—		—		—		—	—	US$	3,027
	Chase Manhattan Corp. New	”	—	—	—		—	—	US$	5,091	—		—		—		—	—	US$	5,077
	Cogentrix Energy Inc.	”	—	—	—		—	—	US$	3,777	—		—		—		—	—	US$	3,751
	Counrywide Finl Corp.	”	—	—	—		—	—	US$	5,005	—	US$	5,005	US$	5,005		—	—		—
	Deere John Cap Corp.	”	—	—	—		—	—	US$	4,899	—		—		—		—	—	US$	4,928
	Diageo Plc	”	—	—	—		—	—	US$	3,436	—		—		—		—	—	US$	3,444
	Emerson Elec Co.	”	—	—	—		—	—	US$	3,222	—		—		—		—	—	US$	3,215
	European Invt Bk	”	—	—	—		—	—	US$	3,930	—		—		—		—	—	US$	3,970
	European Invt Bk	”	—	—	—		—	—	US$	5,994	—		—		—		—	—	US$	6,057
	Federal Home Ln Bks	”	—	—	—		—	—	US$	7,937	—		—		—		—	—	US$	7,937
	General Elec Cap Corp. Mtn	”	—	—	—		—	—	US$	8,716	—		—		—		—	—	US$	8,759
	General Elec Cap Corp. Mtn	”	—	—	—		—	—	US$	3,893	—		—		—		—	—	US$	3,888
	General Elec Cap Corp. Mtn	”	—	—	—		—	—	US$	8,268	—		—		—		—	—	US$	8,282
	General Re Corp.	”	—	—	—		—	—	US$	3,319	—		—		—		—	—	US$	3,292
	Goldman Sachs Group Inc.	”	—	—	—		—	—	US$	3,453	—		—		—		—	—	US$	3,456
	Goldman Sachs Group Inc.	”	—	—	—		—	—	US$	4,941	—		—		—		—	—	US$	4,989
	Hbos Plc Medium Term Sr Nts	”	—	—	—		—	—	US$	3,182	—		—		—		—	—	US$	3,205
	Hsbc Fin Corp. Mtn	”	—	—	—		—	—	US$	5,066	—		—		—		—	—	US$	5,096
	Hsbc Fin Corp.	”	—	—	—		—	—	US$	3,028	—		—		—		—	—	US$	3,028
	Hancock John Global Fdg Ii Mtn	”	—	—	—		—	—	US$	5,170	—		—		—		—	—	US$	5,132
	Hartford Finl Svcs Group Inc.	”	—	—	—		—	—	US$	5,048	—		—		—		—	—	US$	5,037
	Intl Lease Fin Corp. Mtn	”	—	—	—		—	—	US$	4,118	—		—		—		—	—	US$	4,138
	J P Morgan Chase + Co.	”	—	—	—		—	—	US$	3,310	—		—		—		—	—	US$	3,298
	Key Bk Na Med Term Nts Bk Entr	”	—	—	—		—	—	US$	4,393	—		—		—		—	—	US$	4,401
	Keycorp Mtn Book Entry	”	—	—	—		—	—	US$	3,016	—		—		—		—	—	US$	3,010
	Lehman Brothers Hldgs Inc.	”	—	—	—		—	—	US$	3,150	—		—		—		—	—	US$	3,150
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	Mbna America Bank Na Y	Available-for-sale financial assets	—	—	—	US$	—	—	US$	6,437	—	US$	—	US$	—	US$	—	—	US$	6,403
	Marshall + Ilsley Corp.	”	—	—	—		—	—	US$	8,453	—		—		—		—	—	US$	8,420
	Merrill Lynch + Co. Inc.	”	—	—	—		—	—	US$	3,426	—		—		—		—	—	US$	3,453
	Merrill Lynch + Co. Inc.	”	—	—	—		—	—	US$	4,842	—		—		—		—	—	US$	4,865
	Metropolitan Life Global Mtn	”	—	—	—		—	—	US$	3,361	—		—		—		—	—	US$	3,369
	Morgan Stanley Group Inc.	”	—	—	—		—	—	US$	4,386	—	US$	4,384	US$	4,386	US$	(2)	—		—
	National City Corp.	”	—	—	—		—	—	US$	3,402	—		—		—		—	—	US$	3,410
	Nationwide Bldg Soc	”	—	—	—		—	—	US$	3,495	—		—		—		—	—	US$	3,537
	Nationwide Life Global Fdg I	”	—	—	—		—	—	US$	3,520	—		—		—		—	—	US$	3,501
	Nucor Corp.	”	—	—	—		—	—	US$	3,811	—		—		—		—	—	US$	3,797
	Pepsico Inc. Mtn Book Entry	”	—	—	—		—	—	US$	3,624	—		—		—		—	—	US$	3,619
	Praxair Inc.	”	—	—	—		—	—	US$	3,147	—		—		—		—	—	US$	3,138
	Pricoa Global Fdg I Mtn	”	—	—	—		—	—	US$	3,403	—		—		—		—	—	US$	3,401
	Protective Life Secd Trs Mtn	”	—	—	—		—	—	US$	3,396	—		—		—		—	—	US$	3,390
	Public Svc Elec Gas Co.	”	—	—	—		—	—	US$	3,684	—		—		—		—	—	US$	3,682
	Slm Corp. Medium Term Nts	”	—	—	—		—	—	US$	8,949	—		—		—		—	—	US$	8,998
	Suntrust Bk Atlanta Ga Medium	”	—	—	—		—	—	US$	3,448	—		—		—		—	—	US$	3,442
	Vodafone Airtouch Plc	”	—	—	—		—	—	US$	4,477	—		—		—		—	—	US$	4,449
	Washington Mut Inc.	”	—	—	—		—	—	US$	4,505	—	US$	3,500	US$	3,504	US$	(4)	—	US$	1,000
	Washington Mut Bk Fa	”	—	—	—		—	—	US$	5,000	—	US$	1,000	US$	1,000		—	—	US$	3,997
	Washington Post Co.	”	—	—	—		—	—	US$	3,007	—		—		—		—	—	US$	3,001
	Wells Fargo + Co. New	”	—	—	—		—	—	US$	6,073	—	US$	3,167	US$	3,148	US$	19	—	US$	2,943
	Wells Fargo + Co. New Med Trm	”	—	—	—		—	—	US$	4,282	—		—		—		—	—	US$	4,311

	Corporate issued asset-backed securities
	Americredit Automobile Rec Tr	Available-for-sale financial assets	—	—	—		—	—	US$	3,261	—		—		—		—	—	US$	3,269
	Americredit Automobile Receivb	”	—	—	—		—	—	US$	3,826	—		—		—		—	—	US$	2,891
	Americredit Automobile Receiva	”	—	—	—		—	—	US$	4,959	—		—		—		—	—	US$	4,609
	Ba Cr Card Tr	”	—	—	—		—	—	US$	4,350	—		—		—		—	—	US$	4,300
	Banc Amer Coml Mtg Inc.	”	—	—	—		—	—	US$	3,254	—		—		—		—	—	US$	2,869
	Banc Amer Fdg 2006 I Tr	”	—	—	—		—	—	US$	4,336	—		—		—		—	—	US$	4,332
	Bear Stearns Coml Mtg Secs Inc.	”	—	—	—		—	—	US$	3,551	—		—		—		—	—	US$	3,541
	Bear Stearns Arm Tr	”	—	—	—		—	—	US$	3,597	—		—		—		—	—	US$	3,480
	Bear Stearns Coml Mtg Secs Inc.	”	—	—	—		—	—	US$	6,362	—		—		—		—	—	US$	6,358
	Cit Equip Coll Tr	”	—	—	—		—	—	US$	3,996	—		—		—		—	—	US$	3,985
	Cnh Equip Tr	”	—	—	—		—	—	US$	3,457	—		—		—		—	—	US$	1,984
	Cwabs	”	—	—	—		—	—	US$	4,300	—		—		—		—	—	US$	4,261
	Capital Auto Receivables Asset	”	—	—	—		—	—	US$	3,232	—		—		—		—	—	US$	3,243
	Capital One Auto Fin Tr	”	—	—	—		—	—	US$	5,008	—		—		—		—	—	US$	4,998
	Capital One Multi Asset Execut	”	—	—	—		—	—	US$	4,879	—	US$	4,883	US$	4,879	US$	4	—		—
	Capital One Multi Asset Execut	”	—	—	—		—	—	US$	3,932	—		—		—		—	—	US$	3,941
	Capital One Prime Auto Rec	”	—	—	—		—	—	US$	3,999	—		—		—		—	—	US$	3,981
	Caterpillar Finl Asset Tr	”	—	—	—		—	—	US$	8,121	—		—		—		—	—	US$	8,142
	Cbass Tr	”	—	—	—		—	—	US$	4,260	—		—		—		—	—	US$	4,262
	Cendant Rent Car Fdg Aesop Llc	”	—	—	—		—	—	US$	9,249	—		—		—		—	—	US$	9,297
	Citibank Cr Card Issuance Tr	”	—	—	—		—	—	US$	9,797	—		—		—		—	—	US$	9,864
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	3,566	—		—		—		—	—	US$	3,576
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	3,728	—		—		—		—	—	US$	3,740
	Daimlerchrysler Auto Tr	”	—	—	—		—	—	US$	4,334	—		—		—		—	—	US$	4,315
	Drive Auto Receivables Tr	”	—	—	—		—	—	US$	3,183	—		—		—		—	—	US$	3,191
	First Franklin Mtg Ln Tr	”	—	—	—		—	—	US$	4,301	—		—		—		—	—	US$	4,290
	Ford Credit Auto Owner Trust	”	—	—	—		—	—	US$	4,310	—		—		—		—	—	US$	4,324
	Gs Mtg Secs Corp.	”	—	—	—		—	—	US$	4,134	—		—		—		—	—	US$	4,145
	Gsamp Tr	”	—	—	—		—	—	US$	4,241	—		—		—		—	—	US$	4,251
	Harley Davidson Motorcycle Tr	”	—	—	—		—	—	US$	5,793	—		—		—		—	—	US$	5,825
	Hertz Veh Fing Llc	”	—	—	—		—	—	US$	5,284	—		—		—		—	—	US$	5,319
	Holmes Fing No 8 Plc	”	—	—	—		—	—	US$	5,000	—		—		—		—	—	US$	5,000
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	Home Equity Mtg Tr 2006 4	Available-for-sale financial assets	—	—	—	US$	—	—	US$	4,200	—	US$	—	US$	—	US$	—	—	US$	4,222
	Hyundai Auto Receivables Tr	”	—	—	—		—	—	US$	6,202	—		—		—		—	—	US$	5,537
	Hyundai Auto Receivables Tr	”	—	—	—		—	—	US$	3,208	—		—		—		—	—	US$	3,212
	Hyundai Auto Receivables Tr	”	—	—	—		—	—	US$	3,904	—		—		—		—	—	US$	3,928
	Lb Ubs Coml Mtg Tr	”	—	—	—		—	—	US$	3,733	—		—		—		—	—	US$	3,493
	Long Beach Mtg Ln Tr	”	—	—	—		—	—	US$	3,195	—		—		—		—	—	US$	3,203
	Mbna Master Cr Card Tr Ii	”	—	—	—		—	—	US$	7,653	—		—		—		—	—	US$	7,605
	Massachusetts Rrb Spl Purp Tr	”	—	—	—		—	—	US$	3,830	—	US$	3,416	US$	3,396	US$	20	—		—
	Mastr Asset Backed Secs Tr	”	—	—	—		—	—	US$	3,083	—	US$	3,082	US$	3,083	US$	(1)	—		—
	Mastr Asset Backed	”	—	—	—		—	—	US$	4,300	—		—		—		—	—	US$	4,224
	Merrill Lynch Mtg Invs Inc.	”	—	—	—		—	—	US$	6,561	—		—		—		—	—	US$	5,887
	Morgan Stanley Ixis Estate Tr	”	—	—	—		—	—	US$	4,300	—		—		—		—	—	US$	4,110
	Navistar Finl 2003 A Owner Tr	”	—	—	—		—	—	US$	3,994	—		—		—		—	—	US$	2,956
	Nissan Auto Receivables	”	—	—	—		—	—	US$	3,943	—		—		—		—	—	US$	3,928
	Nomura Asset Accep Corp.	”	—	—	—		—	—	US$	4,144	—		—		—		—	—	US$	4,150
	Onyx Accep Owner Tr	”	—	—	—		—	—	US$	4,885	—		—		—		—	—	US$	3,774
	Pg+E Energy Recovery Fdg Llc	”	—	—	—		—	—	US$	4,646	—		—		—		—	—	US$	3,997
	Providian Gateway Owner Tr	”	—	—	—		—	—	US$	3,911	—		—		—		—	—	US$	3,942
	Reliant Energy Transition Bd	”	—	—	—		—	—	US$	3,994	—		—		—		—	—	US$	2,486
	Residential Asset Sec Mtg Pass	”	—	—	—		—	—	US$	3,052	—		—		—		—	—	US$	2,711
	Residential Fdg Mtg Secs I Inc.	”	—	—	—		—	—	US$	4,224	—		—		—		—	—	US$	4,058
	Tw Hotel Fdg 2005 Llc	”	—	—	—		—	—	US$	4,116	—		—		—		—	—	US$	4,103
	Terwin Mtg Tr	”	—	—	—		—	—	US$	4,033	—		—		—		—	—	US$	4,065
	Usaa Auto Owner Tr	”	—	—	—		—	—	US$	4,246	—		—		—		—	—	US$	4,238
	Washington Mut Mtg Secs Corp.	”	—	—	—		—	—	US$	3,261	—		—		—		—	—	US$	2,984
	Wells Fargo Mtg Backed Secs	”	—	—	—		—	—	US$	4,426	—		—		—		—	—	US$	4,367
	Wells Fargo Finl Auto Owner Tr	”	—	—	—		—	—	US$	5,235	—		—		—		—	—	US$	4,986
	Wells Fargo Finl Auto Owner Tr	”	—	—	—		—	—	US$	4,932	—		—		—		—	—	US$	4,926
	Wells Fargo Mtg Bkd Secs	”	—	—	—		—	—	US$	3,020	—		—		—		—	—	US$	2,856
	Wells Fargo Mtg Bkd Secs	”	—	—	—		—	—	US$	3,488	—		—		—		—	—	US$	3,399

	Agency Bonds
	Fed Hm Ln Pc Pool M80855	Available-for-sale financial assets	—	—	—		—	—	US$	3,381	—		—		—		—	—	US$	3,287
	Fed Hm Ln Pc Pool 847628	”	—	—	—		—	—	US$	3,884	—		—		—		—	—	US$	3,796
	Fed Hm Ln Pc Pool 1h2520	”	—	—	—		—	—	US$	3,286	—		—		—		—	—	US$	3,100
	Fed Hm Ln Pc Pool B19205	”	—	—	—		—	—	US$	8,626	—		—		—		—	—	US$	8,560
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,574	—		—		—		—	—	US$	4,381
	Fed Hm Ln Pc Pool 781959	”	—	—	—		—	—	US$	6,472	—		—		—		—	—	US$	6,040
	Fnma Pool 255883	”	—	—	—		—	—	US$	3,559	—		—		—		—	—	US$	3,490
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,375	—		—		—		—	—	US$	4,338
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,577	—		—		—		—	—	US$	4,290
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,919	—		—		—		—	—	US$	3,917
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,316	—		—		—		—	—	US$	3,076
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	3,515	—		—		—		—	—	US$	3,158
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	3,131	—		—		—		—	—	US$	2,465
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,909	—		—		—		—	—	US$	3,626
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,789	—		—		—		—	—	US$	3,743
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,388	—		—		—		—	—	US$	3,216
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,450	—		—		—		—	—	US$	4,223
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,069	—		—		—		—	—	US$	3,409
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,893	—		—		—		—	—	US$	3,738
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,114	—		—		—		—	—	US$	2,965
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,299	—		—		—		—	—	US$	3,176
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,665	—		—		—		—	—	US$	4,464
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,308	—		—		—		—	—	US$	2,976
	Federal Home Ln Mtg	”	—	—	—		—	—	US$	3,308	—		—		—		—	—	US$	3,019
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	8,812	—		—		—		—	—	US$	8,535
	Federal Home Loan Mtg	”	—	—	—		—	—	US$	4,937	—	US$	4,868	US$	4,858	US$	10	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	Federal Home Ln Mtg Corp.	Available-for-sale financial assets	—	—	—	US$	—	—	US$	4,476	—	US$	—	US$	—	US$	—	—	US$	4,502
	Fnma Pool 696485	”	—	—	—		—	—	US$	3,393	—		—		—		—	—	US$	3,194
	Fnma Pool 813641	”	—	—	—		—	—	US$	3,916	—		—		—		—	—	US$	3,720
	Fnma Pool 815626	”	—	—	—		—	—	US$	3,189	—		—		—		—	—	US$	2,945
	Fnma Pool 825398	”	—	—	—		—	—	US$	4,562	—		—		—		—	—	US$	4,224
	Fnma Pool 841069	”	—	—	—		—	—	US$	3,134	—		—		—		—	—	US$	2,882
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,481	—		—		—		—	—		—
	Federal Home Ln Mtg Corp. Mtn	”	—	—	—		—	—	US$	4,912	—	US$	4,953	US$	4,912	US$	41	—		—
	Federal Home Loan Mtg Assn	”	—	—	—		—	—	US$	4,901	—	US$	4,951	US$	4,901	US$	50	—		—
	Federal Home Loan Mtg Corp.	”	—	—	—		—	—	US$	4,927	—	US$	4,968	US$	4,927	US$	41	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	9,789	—	US$	7,906	US$	7,831	US$	75	—	US$	1,976
	Freddie Mac	”	—	—	—		—	—	US$	9,314	—	US$	9,378	US$	9,314	US$	64	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	6,410	—		—		—		—	—	US$	6,440
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	5,930	—		—		—		—	—	US$	5,948
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	9,929	—	US$	10,000	US$	9,929	US$	71	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	14,269	—	US$	14,304	US$	14,269	US$	35	—		—
	Federal Farm Cr Bks	”	—	—	—		—	—	US$	3,940	—	US$	3,946	US$	3,940	US$	6	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	4,851	—		—		—		—	—	US$	4,856
	Federal Home Ln Bks	”	—	—	—		—	—	US$	3,296	—	US$	3,297	US$	3,296	US$	1	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	4,930	—	US$	4,971	US$	4,930	US$	41	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	4,882	—		—		—		—	—	US$	4,885
	Federal Home Ln Bks	”	—	—	—		—	—	US$	8,735	—		—		—		—	—	US$	8,743
	Federal Home Ln Bks	”	—	—	—		—	—	US$	8,716	—		—		—		—	—	US$	8,768
	Federal Home Ln Bks	”	—	—	—		—	—	US$	5,825	—		—		—		—	—	US$	5,851
	Federal Home Ln Bks	”	—	—	—		—	—	US$	5,907	—		—		—		—	—	US$	5,898
	Federal Home Ln Bks	”	—	—	—		—	—	US$	7,960	—		—		—		—	—	US$	7,952
	Federal Home Ln Bks	”	—	—	—		—	—	US$	4,872	—		—		—		—	—	US$	4,920
	Federal Home Ln Bks	”	—	—	—		—	—	US$	6,061	—		—		—		—	—	US$	6,099
	Federal Home Ln Bks	”	—	—	—		—	—	US$	4,140	—	US$	4,141	US$	4,140	US$	1	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	12,233	—		—		—		—	—	US$	12,279
	Federal Home Ln Bks	”	—	—	—		—	—	US$	7,515	—	US$	7,520	US$	7,515	US$	5	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	6,881	—		—		—		—	—	US$	6,905
	Federal Home Loan Bank	”	—	—	—		—	—	US$	3,459	—	US$	3,463	US$	3,459	US$	4	—		—
	Federal Home Ln Bank	”	—	—	—		—	—	US$	3,955	—	US$	3,967	US$	3,955	US$	12	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	7,490	—		—		—		—	—	US$	7,506
	Federal Home Loan Banks	”	—	—	—		—	—	US$	8,081	—		—		—		—	—	US$	8,049
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	14,931	—		—		—		—	—	US$	14,973
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	7,979	—	US$	5,001	US$	4,987	US$	14	—	US$	3,000
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,364	—		—		—		—	—	US$	4,365
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	6,516	—		—		—		—	—	US$	6,511
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	5,885	—		—		—		—	—	US$	5,915
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	7,834	—		—		—		—	—	US$	7,868
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	3,950	—		—		—		—	—	US$	3,943
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	19,702	—		—		—		—	—	US$	19,766
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	10,459	—		—		—		—	—	US$	10,467
	Federal Natl Mtg Assn Mtn	”	—	—	—		—	—	US$	5,562	—	US$	5,560	US$	5,562	US$	(2)	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—		—	—	US$	5,292	—		—		—		—	—	US$	5,318
	Federal Natl Mtg Assn Medium	”	—	—	—		—	—	US$	3,417	—		—		—		—	—	US$	3,415
	Tennessee Valley Auth	”	—	—	—		—	—	US$	6,038	—		—		—		—	—	US$	6,024

Note 1:     The proceeds of bond investments matured are excluded.
Note 2:     The ending balance included the amortization of premium or discount on bonds investments and unrealized valuation gains or losses on financial assets.
(Concluded)

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company	Types of		Transaction				Nature of	Prior Transaction of Related Counter-party					Purpose of	Other
Name	Property	Transaction Date	Amount		Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Price Reference	Acquisition	Terms
The Company	Fab. 14	January 6, 2006		$854,000	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	March 30, 2006	US$	3,340	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 1, 2006		$487,000	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 1, 2006	US$	3,770	By the construction progress	Celerity, Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 2, 2006		$197,500	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 6, 2006		192,000	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 9, 2006		142,000	By the construction progress	Uangyih-tech Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 26, 2006	EUR	2,733	By the construction progress	Siemens Limited	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 30, 2006		$517,500	By the construction progress	United Steel Engineering & Construction Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	August 7, 2006		453,000	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	August 25, 2006		1,365,000	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 28, 2006	JPY	1,080,000	By the construction progress	Organo Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 28, 2006		$407,000	By the construction progress	Organo Technology Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 29, 2006	US$	4,250	By the construction progress	York Internation Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	October 12, 2006		$278,950	By the construction progress	Shihlin Electric & Engineering Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 20, 2006	US$	9,150	By the construction progress	Mega Union Technology Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 23, 2006		$179,573	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 24, 2006	US$	9,890	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 28, 2006	US$	29,750	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 29, 2006	US$	15,000	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
(Continued)

Company	Types of		Transaction				Nature of	Prior Transaction of Related Counter-party					Purpose of	Other
Name	Property	Transaction Date	Amount		Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Price Reference	Acquisition	Terms
	Fab. 14	November 29, 2006		$847,365	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 29, 2006		123,000	By the construction progress	Desiccant Technology Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	December 7, 2006		177,200	By the construction progress	Uangyih-tech Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	December 8, 2006	US$	12,900	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	December 28, 2006	US$	9,100	By the construction progress	Celerity, Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
(Concluded)

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchase/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sale	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
The Company	TSMC-North America	Subsidiary	Sales	$190,459,073	60	Net 30 days after invoice date	—	—	$16,461,956	50
	Philips	Major shareholder	Sales	4,024,990	1	Net 30 days/Net 45 days (since 12/27/2006) after monthly closing	—	—	250,919	1
	GUC	Investee over which the Company had a controlling interest	Sales	755,710	—	Net 30 days after monthly closing	—	—	155,216	—
	WaferTech	Indirect subsidiary	Purchases	12,530,552	27	Net 30 days after monthly closing	—	—	(864,733)	9
	SSMC	Investee accounted for using equity method	Purchases	6,820,632	15	Net 30 days after monthly closing	—	—	(459,305)	5
	TSMC-Shanghai	Subsidiary	Purchases	4,405,843	10	Net 30 days after monthly closing	—	—	(478,714)	5
	VIS	Investee accounted for using equity method	Purchases	3,911,838	8	Net 30 days after monthly closing	—	—	(717,562)	8
GUC	TSMC-North America	The same parent	Purchases	920,045	60	Net 30 days after invoice date	—	—	(301,507)	40

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
					Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Rate	Amounts	Action Taken	Period	Debts
The Company	TSMC-North America	Subsidiary	$16,521,503	36 days	$4,721,288	—	$5,883,939	$ —
	Philips	Major shareholder	257,313	38 days	11,304	—	18,648	—
	GUC	Investee over which the Company had a controlling interest	155,216	49 days	117	—	38,062	—
	TSMC-Shanghai	Subsidiary	123,853	Note	21,089	Accelerate demand on account receivables	—	—
	VIS	Investee accounted for using equity method	121,911	Note	3,064	—	3,064	—

Note:	The ending balance primarily consisted of other receivables, it is not applicable for the calculation of the turnover rate.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2006			Net Income	Equity in the
				December 31,	December 31,	Shares (in	Percentage of	Carrying	(Losses) of the	Earnings
Investor Company	Investee Company	Location	Main Businesses and Products	2006	2005	Thousands)	Ownership	Value (Note)	Investee	(Losses)	Note
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$—	1	100	$42,496,592	$616,171	$616,171	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	26,593,749	2,802,637	2,802,637	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	9,027,984	(637,220)	(637,220)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	6,408,190	463	39	7,960,869	4,437,059	1,394,921	Investee accounted for using equity method
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	442,262	27	5,741,870	3,018,694	748,006	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,433,819	308,009	308,009	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,014,990	238,111	238,111	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,418,717	1,526,074	—	99	793,585	(2,644)	(2,631)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	785,465	654,509	—	98	733,130	(37,339)	(36,592)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	409,920	41,263	38	629,755	237,295	100,396	Investee over which the Company has a controlling interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	243,545	—	—	98	228,005	(20,794)	(20,378)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	115,507	99,647	(5,533)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	114,297	98,605	(5,982)	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	95,757	2,963	2,963	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	49,741	23,164	23,164	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	—	80	100	14,706	685	685	Subsidiary

Note:     The treasury stock is deducted from the carrying value.

TABLE 9
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
		Total Amount		from Taiwan as			from Taiwan as				Inward
		of Paid-in		of	Investment Flows		of		Equity in the	Carrying Value	Remittance of
		Capital		January 1, 2006	Outflow		December 31,		Earnings	as of	Earnings as of
	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in		2006 (US$ in	Percentage of	(Losses)	December 31,	December 31,
Investee Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	2006	2006
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ 12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$ —	$ —	$ 12,180,367 (US$371,000)	100%	$(637,220)	$9,027,984	$ —

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of December 31, 2006	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367	$12,180,367	$12,180,367
(US$371,000)	(US$371,000)	(US$371,000)

Note 1:    Direct investments US$371,000 thousand in TSMC-Shanghai.
Note 2:    Amount was recognized based on the audited financial statements.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Years Ended December 31, 2006 and 2005 and
Independent Auditors’ Report

REPRESENTATION LETTER
The entities included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2006, which are required under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises, are the same as those included in the consolidated financial statements prepared in conformity with the revised Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements”. In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.
Very truly yours,
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
By /s/ MORRIS CHANG

MORRIS CHANG Chairman
January 11, 2007

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2006 and 2005, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
January 11, 2007
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Par Value)

	2006		2005
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$117,837,192	20	$96,483,707	19
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	1,206,854	—	1,770,445	—
Available-for-sale financial assets (Notes 2, 3 and 6)	67,523,858	12	46,452,838	9
Held-to-maturity financial assets (Notes 2, 3 and 7)	8,510,823	2	602,509	—
Notes and accounts receivable	34,957,650	6	43,082,275	8
Receivables from related parties (Note 25)	252,339	—	693,266	—
Allowance for doubtful receivables (Note 2)	(749,888)	—	(980,594)	—
Allowance for sales returns and others (Note 2)	(2,870,802)	(1)	(4,317,413)	(1)
Other receivables from related parties (Note 25)	256,863	—	597,910	—
Other financial assets (Note 3)	2,356,542	1	1,617,797	1
Inventories, net (Notes 2 and 8)	21,430,728	4	17,728,303	3
Deferred income tax assets, net (Notes 2 and 18)	8,013,992	1	7,149,306	2
Prepaid expenses and other current assets (Note 3)	1,591,017	—	1,420,441	—

Total current assets	260,317,168	45	212,300,790	41

LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 9 and 10)
Investments accounted for using equity method	15,000,891	2	10,287,424	2
Available-for-sale financial assets	6,648,485	1	117,247	—
Held-to-maturity financial assets	28,973,495	5	28,775,308	5
Financial assets carried at cost	3,272,280	1	3,202,515	1

Total long-term investments	53,895,151	9	42,382,494	8

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11 and 25)
Cost
Land and land improvements	844,644	—	851,225	—
Buildings	112,595,124	19	105,832,028	21
Machinery and equipment	579,825,289	99	510,922,064	98
Office equipment	10,646,725	2	9,670,611	2
Leased assets	612,941	—	597,669	—

	704,524,723	120	627,873,597	121
Accumulated depreciation	(463,038,084)	(79)	(398,124,607)	(77)
Advance payments and construction in progress	12,607,551	2	15,074,302	3

Net property, plant and equipment	254,094,190	43	244,823,292	47

GOODWILL (Note 2)	5,984,993	1	6,010,601	1

OTHER ASSETS
Deferred charges, net (Notes 2, and 12)	5,936,915	1	7,006,250	2
Deferred income tax assets, net (Notes 2 and 18)	5,802,142	1	6,788,418	1
Refundable deposits	1,331,245	—	106,802	—
Others	123,355	—	90,942	—

Total other assets	13,193,657	2	13,992,412	3

TOTAL	$587,485,159	100	$519,509,589	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans (Note 13)	$—	—	$328,500	—
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	10,864	—	234,279	—
Accounts payable	7,934,388	1	9,421,452	2
Payables to related parties (Note 25)	1,867,728	—	1,743,069	—
Income tax payable (Notes 2 and 18)	7,946,473	2	4,015,451	1
Accrued expenses and other current liabilities (Notes 2, 3 and 16)	11,328,350	2	10,307,951	2
Payables to contractors and equipment suppliers	10,768,591	2	9,066,036	2
Current portion of bonds payable and long-term liabilities (Notes 14 and 15)	7,004,137	1	5,489	—

Total current liabilities	46,860,531	8	35,122,227	7

LONG-TERM LIABILITIES
Bonds payable (Note 14)	12,500,000	2	19,500,000	4
Long-term bank loans (Note 15)	653,959	—	663,140	—
Other long-term payables (Notes 16 and 27)	8,703,267	2	8,548,887	2
Other payables to related parties (Notes 25 and 27)	403,375	—	1,100,475	—
Obligations under capital leases (Note 2)	612,941	—	597,669	—

Total long-term liabilities	22,873,542	4	30,410,171	6

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,540,060	1	3,474,384	1
Guarantee deposits (Note 27)	3,817,132	1	2,896,430	—
Deferred credits (Notes 2 and 25)	1,177,138	—	1,343,959	—
Others	78,640	—	23,710	—

Total other liabilities	8,612,970	2	7,738,483	1

Total liabilities	78,347,043	14	73,270,881	14

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — $10 par value
Authorized:27,050,000 thousand shares
Issued: 25,829,688 thousand shares in 2006 and 24,730,025 thousand shares in 2005	258,296,879	44	247,300,246	48

Capital surplus (Notes 2 and 20)	54,107,498	9	57,117,886	11

Retained earnings (Note 20)
Appropriated as legal capital reserve	43,705,711	7	34,348,208	7
Appropriated as special capital reserve	640,742	—	2,226,427	—
Unappropriated earnings	152,778,079	26	106,196,399	20

	197,124,532	33	142,771,034	27

Others (Notes 2 and 3)
Cumulative translation adjustments	(1,191,165)	—	(640,742)	—
Unrealized gain on financial instruments	561,615	—	—	—

	(629,550)	—	(640,742)	—

Treasury stock (at cost) -33,926 thousand shares in 2006 and 32,938 thousand shares in 2005 (Notes 2 and 22)	(918,075)	—	(918,075)	—

Equity attributable to shareholders of the parent	507,981,284	86	445,630,349	86

MINORITY INTERESTS (Note 2)	1,156,832	—	608,359	—

Total shareholders’ equity	509,138,116	86	446,238,708	86

TOTAL	$587,485,159	100	$519,509,589	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2006		2005
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 25)	$322,883,499		$271,801,696

SALES RETURNS AND ALLOWANCES (Note 2)	5,476,328		5,236,626

NET SALES	317,407,171	100	266,565,070	100

COST OF SALES (Notes 19 and 25)	161,597,081	51	148,362,196	56

GROSS PROFIT	155,810,090	49	118,202,874	44

OPERATING EXPENSES (Note 19)
Research and development	16,076,432	5	14,016,506	5
General and administrative	8,716,653	3	9,085,536	3
Marketing	3,752,311	1	4,132,273	2

Total operating expenses	28,545,396	9	27,234,315	10

INCOME FROM OPERATIONS	127,264,694	40	90,968,559	34

NON-OPERATING INCOME AND GAINS
Interest income (Notes 2 and 3)	4,542,149	2	2,806,226	1
Equity in earnings of equity method investees, net (Notes 2 and 9)	2,347,153	1	1,433,226	1
Settlement income (Note 27)	979,214	—	964,710	—
Technical service income (Notes 25 and 27)	571,500	—	462,624	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 25)	421,051	—	342,756	—
Subsidy income (Note 2)	334,478	—	321,850	—
Foreign exchange gain, net (Notes 2 and 3)	—	—	2,609,979	1
Others (Note 25)	510,047	—	457,989	—

Total non-operating income and gains	9,705,592	3	9,399,360	3

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Note 3)	890,602	1	1,413,374	—
Valuation loss on financial instruments, net (Notes 2, 3, 5 and 24)	812,937	—	337,160	—
Loss on settlement and disposal of financial instruments, net (Notes 2, 3 and 5)	798,610	—	3,602,799	2
Foreign exchange loss, net (Notes 2 and 3)	400,863	—	—	—
Loss on impairment of financial assets (Note 2)	279,690	—	128,900	—
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2006		2005
	Amount	%	Amount	%
Loss on disposal of property, plant and equipment (Note 2)	$241,397	—	$60,109	—
Others	183,979	—	562,330	—

Total non-operating expenses and losses	3,608,078	1	6,104,672	2

INCOME BEFORE INCOME TAX	133,362,208	42	94,263,247	35

INCOME TAX EXPENSE (Notes 2 and 18)	(7,773,711)	2	(630,579)	—

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	125,588,497	40	93,632,668	35

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	1,606,749	—	—	—

NET INCOME	$127,195,246	40	$93,632,668	35

ATTRIBUTABLE TO:
Shareholders of the parent	$127,009,731	40	$93,575,035	35
Minority interests	185,515	—	57,633	—

	$127,195,246	40	$93,632,668	35

	2006		2005
	Income Attributable		Income Attributable
	to Shareholders of the Parent		to Shareholders of the Parent
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
CONSOLIDATED EARNINGS PER SHARE (Note 23)
Basic earnings per share	$5.22	$4.93	$3.66	$3.63

Diluted earnings per share	$5.22	$4.92	$3.66	$3.63

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent (Notes 2, 16, 17 and 18)
								Others
				Retained Earnings					Unrealized
	Capital Stock			Legal	Special			Cumulative	Gain on				Total
	Shares		Capital	Capital	Capital	Unappropriated		Translation	Financial	Treasury		Minority	Shareholders’
	(Thousand)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Total	Interests	Equity
BALANCE, JANUARY 1, 2005	23,251,964	$232,519,637	$56,537,259	$25,528,007	$—	$88,202,009	$113,730,016	$(2,226,427)	$—	$(1,595,186)	$398,965,299	$75,737	$399,041,036

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,820,201	—	(8,820,201)	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	2,226,427	(2,226,427)	—	—	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,086,215)	(3,086,215)	—	—	—	(3,086,215)	—	(3,086,215)
Employees’ profit sharing — in stock	308,622	3,086,215	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—	—	—
Cash dividends to shareholders — NT$2.00 per share	—	—	—	—	—	(46,504,097)	(46,504,097)	—	—	—	(46,504,097)	—	(46,504,097)
Stock dividends to shareholders — NT$0.50 per share	1,162,602	11,626,024	—	—	—	(11,626,024)	(11,626,024)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(231,466)	(231,466)	—	—	—	(231,466)	—	(231,466)
Net income in 2005	—	—	—	—	—	93,575,035	93,575,035	—	—	—	93,575,035	57,633	93,632,668
Adjustment arising from changes in percentage of ownership in investees	—	—	71,405	—	—	—	—	—	—	—	71,405	—	71,405
Translation adjustments	—	—	—	—	—	—	—	1,585,685	—	—	1,585,685	(51,795)	1,533,890
Issuance of stock from exercising stock options	6,837	68,370	202,559	—	—	—	—	—	—	—	270,929	—	270,929
Cash dividends received by subsidiaries from parent company	—	—	84,285	—	—	—	—	—	—	—	84,285	—	84,285
Treasury stock transactions — sales of parent company’s stock held by subsidiaries	—	—	222,378	—	—	—	—	—	—	677,111	899,489	—	899,489
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	526,784	526,784

BALANCE, DECEMBER 31, 2005	24,730,025	247,300,246	57,117,886	34,348,208	2,226,427	106,196,399	142,771,034	(640,742)	—	(918,075)	445,630,349	608,359	446,238,708

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,357,503	—	(9,357,503)	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(1,585,685)	1,585,685	—	—	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,432,129)	(3,432,129)	—	—	—	(3,432,129)	—	(3,432,129)
Employees’ profit sharing — in stock	343,213	3,432,129	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	—	—
Cash dividends to shareholders — NT$2.50 per share	—	—	—	—	—	(61,825,061)	(61,825,061)	—	—	—	(61,825,061)	—	(61,825,061)
Stock dividends to shareholders — NT$0.15 per share	370,950	3,709,504	—	—	—	(3,709,504)	(3,709,504)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(257,410)	(257,410)	—	—	—	(257,410)	—	(257,410)
Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	—	—	—	—	—	—	—	—	—	—
Net income in 2006	—	—	—	—	—	127,009,731	127,009,731	—	—	—	127,009,731	185,515	127,195,246
Adjustment arising from changes in percentage of ownership in investees	—	—	187,095	—	—	—	—	—	—	—	187,095	—	187,095
Translation adjustments	—	—	—	—	—	—	—	(550,423)	—	—	(550,423)	(126,206)	(676,629)
Issuance of stock from exercising stock options	14,550	145,496	429,701	—	—	—	—	—	—	—	575,197	—	575,197
Cash dividends received by subsidiaries from parent company	—	—	82,320	—	—	—	—	—	—	—	82,320	—	82,320
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	386,017	—	386,017	2,147	388,164
Equity in the valuation gain on available-for-sale financial assets of equity method investees	—	—	—	—	—	—	—	—	175,598	—	175,598	—	175,598
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	487,017	487,017

BALANCE, DECEMBER 31, 2006	25,829,688	$258,296,879	$54,107,498	$43,705,711	$640,742	$152,778,079	$197,124,532	$(1,191,165)	$561,615	$(918,075)	$507,981,284	$1,156,832	$509,138,116

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$127,009,731	$93,575,035
Net income attributable to minority interests	185,515	57,633
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,715,242	75,649,429
Amortization of premium/discount of financial assets	2,399	120,872
Loss (gain) on disposal of available-for-sale financial assets, net	(90,826)	150,081
Equity in earnings of equity method investees, net	(2,347,153)	(1,433,226)
Dividends received from equity method investees	614,567	668,464
Gain on disposal of investments accounted for using equity method	—	(583)
Gain on disposal of financial assets carried at cost, net	(16,210)	(14,721)
Loss on impairment of financial assets	279,690	128,900
Gain on disposal of property, plant and equipment and other assets, net	(179,654)	(282,647)
Deferred income taxes	121,590	(3,353,013)
Loss on idle assets	44,072	131,849
Donation of idle assets	—	7,207
Net changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	340,176	72,842
Notes and accounts receivable	8,124,625	(11,572,809)
Receivables from related parties	440,927	(101,915)
Allowance for doubtful receivables	(230,706)	(3,145)
Allowance for sales returns and others	(1,446,611)	974,963
Other receivables from related parties	341,047	(87,979)
Other financial assets	(738,745)	(305,881)
Inventories, net	(3,702,425)	(2,006,165)
Prepaid expenses and other current assets	(170,576)	119,985
Increase (decrease) in:
Accounts payable	(1,487,064)	2,088,582
Payables to related parties	(572,441)	(1,629,217)
Income tax payable	3,931,022	3,611,486
Accrued expenses and other current liabilities	862,428	181,748
Accrued pension cost	65,676	360,128
Deferred credits	(99,310)	117,335

Net cash provided by operating activities	204,996,986	157,225,238

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(119,291,685)	$(99,436,242)
Held-to-maturity financial assets	(18,554,027)	(14,199,142)
Financial assets carried at cost	(511,632)	(456,897)
Investments accounted for using equity method	(2,613,009)	(621,883)
Property, plant and equipment	(78,737,265)	(79,878,724)
Proceeds from disposal of:
Available-for-sale financial assets	91,620,367	102,577,763
Financial assets carried at cost	126,465	76,186
Investments accounted for using equity method	—	65,076
Property, plant and equipment and other assets	518,705	480,707
Redemption of held-to-maturity financial assets upon maturity	10,410,000	14,595,394
Increase in deferred charges	(1,414,742)	(855,967)
Decrease (increase) in refundable deposits	(1,224,443)	771
Decrease (increase) in other assets	(52,086)	741

Net cash used in investing activities	(119,723,352)	(77,652,217)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments on:
Short-term bank loans	(328,500)	(54,504)
Bonds payable	—	(10,500,000)
Long-term bank loans	(5,489)	(1,337,489)
Increase in guarantee deposits	920,702	2,483,549
Cash bonus paid to employees	(3,432,129)	(3,086,215)
Cash dividends	(61,742,741)	(46,419,812)
Bonus to directors and supervisors	(257,410)	(231,466)
Proceeds from:
Exercise of employee stock options	575,197	270,929
Disposal of treasury stock	—	899,489
Increase in minority interests	487,017	6,832

Net cash used in financing activities	(63,783,353)	(57,968,687)

NET INCREASE IN CASH AND CASH EQUIVALENTS	21,490,281	21,604,334

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(136,796)	348,921
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005
EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF CERTAIN SUBSIDIARIES	$—	$228,101

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	96,483,707	74,302,351

CASH AND CASH EQUIVALENTS, END OF YEAR	$117,837,192	$96,483,707

SUPPLEMENTAL INFORMATION
Interest paid	$951,450	$1,378,610

Income tax paid	$3,630,029	$341,671

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$80,675,310	$56,166,205
Decrease (increase) in payables to contractors and equipment suppliers	(1,702,555)	24,361,666
Increase in other long-term payables	(235,490)	(649,147)

Cash paid	$78,737,265	$79,878,724

NONCASH FINANCING ACTIVITIES
Current portion of long-term liabilities	$7,004,137	$5,489

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$617,892	$869,072

Current portion of other payables to related parties (under payables to related parties)	$688,591	$693,956

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of December 31, 2006 and 2005, TSMC and its subsidiaries had 22,969 and 21,950 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guideline Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of
		Ownership at
		December 31,
Name of Investor	Name of Investee	2006	Remark
TSMC	TSMC Global, Ltd. (TSMC Global)	100%	TSMC Global was acquired in August 2006.
	TSMC North America (TSMC-NA)	100%	—
	TSMC Japan K. K. (TSMC-Japan)	100%	—
	Taiwan Semiconductor Manufacturing Company Korea (TSMC-Korea)	100%	TSMC-Korea was established in May 2006.
	TSMC International Investment Ltd. (TSMC International)	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	—
	TSMC (Shanghai) Company Limited (TSMC-Shanghai)	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of December 31, 2006, Chi Cherng held 16,947 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of December 31, 2006, Hsin Ruey held 16,979 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	VTAF III was established in April 2006.
	Global Unichip Corporation (GUC)	38%	GUC became a consolidated entity of TSMC as GUC’s president was assigned by TSMC and TSMC has control over the financial, operating and personnel hiring decisions of GUC.
	VisEra Technology Company, Ltd. (VisEra)	—	Due to the changes in investment structure, TSMC no longer had a controlling interest in VisEra beginning in November 2005 resulting in VisEra being deconsolidated.
(Continued)

		Percentage of
		Ownership at
		December 31,
Name of Investor	Name of Investee	2006	Remark
TSMC Partners	VisEra Holding Company (VisEra Holding)	49%	Due to the changes in investment structure, TSMC no longer had a controlling interest in VisEra beginning in November 2005 resulting in VisEra Holding being deconsolidated.
TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC (ISDF II)	97%	—
TSMC Development	WaferTech, LLC (WaferTech)	99.996%	—
GUC	Global Unichip Corp.-North America (GUC-NA)	100%	GUC-NA, a subsidiary of GUC, became a consolidated entity of TSMC since TSMC has control over GUC.
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	GUC-Japan, a subsidiary of GUC, became a consolidated entity of TSMC since TSMC has control over GUC.
(Concluded)
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated subsidiaries as of December 31, 2006:

TSMC-NA is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC-Japan, TSMC-Korea and TSMC-Europe are engaged mainly in marketing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC-Shanghai is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, ISDF and ISDF II are engaged in investing in new start-up technology companies. TSMC Technology is engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA and GUC-Japan are engaged in providing products consulting in North America and Japan, respectively.

TSMC together with its consolidated subsidiaries are hereinafter referred to collectively as the “Company”.

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, corporate notes and treasury bills acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Publicly-traded stocks — closing price at the end of the year; and derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-Sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Structured time deposits — using valuation techniques; open-end mutual funds and money market funds — net asset value at the end of the year; publicly-traded stocks — closing prices at the end of the year; and other debt securities - average of bid and asked prices at the end of the year.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as reductions to the original cost of investments if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-Maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacture of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. Provisions for estimated sales returns and others are generally recorded in the period the related revenue is recognized based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was amortized by the straight-line method over five years, with the amortization recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments in Equity Securities” (SFAS No. 5), the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. The accounting treatment for the investment premiums acquired before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments in which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, such as non-publicly traded stocks and mutual funds. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: Land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised SFAS No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent recovery in fair value of goodwill is not allowed.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Government Subsidies

Income-related subsidies from foreign governments are recognized in earnings when the requirements for subsidies are met.

Income Tax

The Company applies intra-period and inter-period allocations for its income tax, whereby (1) a portion of current income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.

Treasury Stock

TSMC’s stock held by subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Translation of Foreign-currency Financial Statements

Statements of Financial Accounting Standards No. 14, “Accounting for Foreign-currency Translation” applies to foreign subsidiaries that use the local currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at year-end; shareholders’ equity — historical rates; income and expenses — average rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

3.	ACCOUNTING CHANGES

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (SFAS No. 34) and No. 36, “Financial Instruments: Disclosure and Presentation” and related revisions of previously released SFASs.
a.	Effect of adopting the newly released SFASs and related revisions of previously released SFASs The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or financial liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.

The effect of adopting the newly released SFASs is summarized as follows:

	Recognized as
	Cumulative
	Effect of	Recognized as
	Changes in	a Separate
	Accounting	Component of
	Principles	Shareholders’
	(Net of Tax)	Equity
Financial assets/liabilities at fair value through profit or loss	$1,606,749	$—
Available-for-sale financial assets	—	306,531

	$1,606,749	$306,531

The adoption of the newly released SFASs resulted in a decrease in net income before cumulative effect of changes in accounting principles of NT$1,083,574 thousand, an increase in net income of NT$ 523,175 thousand, and an increase in basic earnings per share (after income tax) of NT$0.02 for the year ended December 31, 2006.

Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2006.

b.	Reclassifications

Upon adoption of SFAS No. 34, certain accounts in the consolidated financial statements as of and for the year ended December 31, 2005 were reclassified to conform with the consolidated financial statements as of and for the year ended December 31, 2006. The previously issued consolidated financial statements as of and for the year ended December 31, 2005 were not required to be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:
1)	Short-term investments

Short-term investments that were publicly-traded, easily converted to cash, and not acquired for the purpose of controlling the investees or establishing close business relationship with the investees were carried at the lower of cost or market value at the balance sheet date, with any temporary decline in value charged to current income. The market value of publicly-traded stocks was determined using the average-closing prices for the last month of the year.

2)	Derivative financial instruments

The Company entered into forward exchange contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts were recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates were amortized over the terms of the forward contracts using the straight-line method. At the end of each year, the receivables or payables arising from forward contracts were restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the same forward contracts were netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement was credited or charged to income in the year of settlement.

The Company entered into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount was recorded using the current rates of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates were amortized over the terms of the contracts using the straight-line method. At the end of each year, the receivables or payables arising from cross-currency swap contracts were restated using prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party were netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date was recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement was credited or charged to income in the year of settlement.

The Company entered into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions were accounted for on an accrual basis, in which the cash settlement receivable or payable was recorded as an adjustment to interest income or expense associated with the hedged items.

Certain accounts in the consolidated financial statements as of and for the year ended December 31, 2005 have been reclassified to conform to the classifications prescribed by the newly released SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before	After
	Reclassification	Reclassification
Balance sheet

Short-term investments, net	$47,399,308	$—
Other financial assets	2,915,696	1,617,797
Prepaid expenses and other current assets	1,503,447	1,420,441
Long-term investments accounted for using cost method	3,365,341	—
Long-term bond investments	18,548,308	—
Other long-term investments	10,227,000	—
Accrued expenses and other current liabilities	(10,542,230)	(10,307,951)
Financial assets at fair value through profit or loss	—	1,770,445
Financial liabilities at fair value through profit or loss	—	(234,279)
Available-for-sale financial assets	—	46,570,085
Held-to-maturity financial assets	—	29,377,817
Financial assets carried at cost	—	3,202,515

	$73,416,870	$73,416,870

(Continued)

	Before	After
	Reclassification	Reclassification
Statement of income

Interest income	$3,069,435	$2,806,226
Foreign exchange gain, net	3,040	2,609,979
Interest expense	(2,662,458)	(1,413,374)
Unrealized valuation loss on short-term investments	(337,160)	—
Loss on disposal of investment, net	(9,985)	—
Valuation loss on financial instruments, net	—	(337,160)
Loss on settlement and disposal of financial instruments, net	—	(3,602,799)

	$62,872	$62,872

(Concluded)
4. CASH AND CASH EQUIVALENTS

	December 31
	2006	2005
Cash and deposits in banks	$85,496,085	$48,107,316
Repurchase agreements collaterized by government bonds	31,241,594	47,963,226
Corporate notes	1,026,522	413,165
Treasury bills	72,991	—

	$117,837,192	$96,483,707

5. FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2006	2005
Trading financial assets
Publicly-traded stocks	$1,162,253	$389,540
Forward exchange contracts	—	26,720
Cross currency swap contracts	44,601	1,354,185

	$1,206,854	$1,770,445

Trading financial liabilities
Forward exchange contracts	$113	$—
Cross currency swap contracts	10,751	234,279

	$10,864	$234,279

The Company entered into derivative contracts during the years ended December 31, 2006 and 2005 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, effective from January 1, 2006, the Company discontinued applying hedge accounting treatment for its derivative financial contracts.

Outstanding forward contracts as of December 31, 2006 and 2005:

			Contract
			Amount
	Currency	Maturity Date	(in Thousands)
December 31, 2006

Buy	US$/JPY$	January 2007	JPY$	38,610

December 31, 2005

Sell	US$/NT$	January 2006	US$	60,000
     Outstanding cross currency swap contracts as of December 31, 2006 and 2005:

	Contract		Range of	Range of
	Amount		Interest Rates	Interest Rates
Maturity Date	(in Thousands)		Paid	Received
December 31, 2006

January 2007 to February 2007	US$	820,000	3.19%-5.91%	0.90%-3.25%

December 31, 2005

January 2006 to March 2006	US$	2,089,000	4.15%-4.54%	0.02%-2.12%
The Company did not enter into any interest rate swap contracts during the year ended December 31, 2006. The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28,295 thousand has been reclassified and included in the “loss on settlement and disposal of financial instruments” account.

Net losses arising from derivative financial instruments for the year ended December 31, 2006 were NT$1,613,366 thousand (including realized settlement losses of NT$1,647,103 thousand and a valuation gain of NT$33,737 thousand).

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2006	2005
Open-end mutual funds	$26,147,276	$6,198,982
Corporate bonds	16,494,244	11,853,044
Agency bonds	12,691,612	14,496,728
Corporate issued asset-backed securities	10,541,679	11,582,590
Government bonds	6,921,532	1,776,279
Money market funds	667,828	260,686
Structured time deposits	499,242	—
Publicly-traded stocks	208,930	138,527
Corporate notes	—	263,249

	74,172,343	46,570,085
Current portion	(67,523,858)	(46,452,838)

	$6,648,485	$117,247

Starting from 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2006, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$1,206,211 thousand. The investment portfolios included securities such as corporate bonds, agency bonds, asset-backed securities, government bonds and others. Securities acquired with maturities of less than three months from the date of purchase were classified as cash equivalents.

As of December 31, 2006, structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying	Range of
	Amount	Amount	Interest Rates	Maturity Date
Step-up callable deposits

Domestic deposits	$500,000	$499,242	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.
7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2006	2005
Corporate bonds	$13,742,541	$8,927,317
Structured time deposits	11,671,120	10,227,000
Government bonds	12,070,657	10,223,500

	37,484,318	29,377,817
Current portion	(8,510,823)	(602,509)

	$28,973,495	$28,775,308

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
December 31, 2006

Step-up callable deposits
Domestic deposits	$4,500,000	$13,928	1.40%-1.83%	June 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,911,520	4,808	(See below)	September 2009 to December 2009
Foreign deposits	3,259,600	4,998	(See below)	October 2009 to January 2010

	$11,671,120	$23,734

December 31, 2005

Step-up callable deposits
Domestic deposits	$3,000,000	$8,145	1.40%-1.50%	June 2007 to October 2007
Callable range accrual deposits
Domestic deposits	3,942,000	4,928	(See below)	September 2009 to December 2009
Foreign deposits	3,285,000	5,023	(See below)	October 2009 to January 2010

	$10,227,000	$18,096

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of December 31, 2006 and 2005, the principal of the deposits that resided in banks located in Hong Kong amounted to US$80,000 thousand; those resided in banks located in Singapore amounted to US$20,000 thousand.

8.	INVENTORIES, NET

	December 31
	2006	2005
Finished goods	$5,146,839	$2,963,989
Work in process	14,688,719	13,359,209
Raw materials	1,673,982	1,765,369
Supplies and spare parts	926,120	1,325,582

	22,435,660	19,414,149
Allowance for losses	(1,004,932)	(1,685,846)

	$21,430,728	$17,728,303

9.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2006		2005
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	$7,960,869	39	$4,215,200	32
Vanguard International Semiconductor Corporation (VIS)	5,931,755	27	5,419,747	27
VisEra Holding	1,108,267	49	652,477	50

	$15,000,891		$10,287,424

In November 2006, the Company acquired 81 thousand shares in SSMC from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased from 382 thousand to 463 thousand; the percentage of ownership increased from 32% to 39%.

For the years ended December 31, 2006 and 2005, net equity in earnings of NT$2,347,153 thousand and NT$1,433,226 thousand were recognized, respectively. The carrying amounts of the investments accounted for using the equity method and the related equity in earnings of equity method investees were determined based on the audited financial statements of the investees as of and for the same periods ended as the Company.

10.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2006	2005
Non-publicly traded stocks	$2,924,350	$2,867,525
Mutual funds	347,930	334,990

	$3,272,280	$3,202,515

11.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	December 31
	2006	2005
Land improvements	$234,377	$206,408
Buildings	54,288,225	46,560,127
Machinery and equipment	400,579,587	344,431,001
Office equipment	7,839,303	6,862,502
Leased assets	96,592	64,569

	$463,038,084	$398,124,607

No interest was capitalized during the years ended December 31, 2006 and 2005.
12. DEFERRED CHARGES, NET

	December 31
	2006	2005
Technology license fees	$4,132,174	$5,099,227
Software and system design costs	1,669,781	1,737,384
Others	134,960	169,639

	$5,936,915	$7,006,250

13.	SHORT-TERM BANK LOANS

	December 31
	2006	2005
Unsecured loans:
US$10,000 thousand repayable by June 2006, annual interest at 4.77%	$—	$328,500

14.	BONDS PAYABLE

	December 31
	2006	2005
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2005 and 2007 in two installments, 5.25% and 5.36% interest payable annually, respectively	$4,500,000	$4,500,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000

	19,500,000	19,500,000
Current portion	(7,000,000)	—

	$12,500,000	$19,500,000

As of December 31, 2006, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount
2007	$7,000,000
2009	8,000,000
2012	4,500,000

$19,500,000

15. LONG-TERM BANK LOANS

	December 31
	2006	2005
Secured loan:
US$20,000 thousand, repayable by November 2008 in 5 payments, annual interest at 5.91%	$651,871	$656,914
Unsecured loans:
Science Park Administration (SPA) SOC loan, repayable by July 2008 in 20 payments, interest-free	4,873	7,658
SPA DSP loan, repayable by April 2007 in 20 payments, interest-free	1,352	4,057

	658,096	668,629
Current portion	(4,137)	(5,489)

	$653,959	$663,140

As of December 31, 2006, assets of TSMC-Shanghai with an aggregate carrying amount of NT$4,293,595 thousand (RMB1,028,652 thousand) were provided as collateral for the aforementioned secured loan. Pursuant to the loan agreement, the annual audited financial statements of TSMC-Shanghai must comply with certain financial covenants. As of December 31, 2006, TSMC-Shanghai was in compliance with all such financial covenants.

As of December 31, 2006, future principal repayments under the Company’s long-term bank loans were as follows:

Year of Repayment	Amount
2007	$4,137
2008	132,463
2009	260,748
2010	260,748

$658,096

16.	OTHER LONG-TERM PAYABLES

	December 31
	2006	2005
Payables for acquisition of property, plant and equipment (Note 27k)	$7,431,371	$7,037,787
Payables for royalties	1,889,788	2,380,172

	9,321,159	9,417,959
Current portion (under accrued expenses and other current liabilities)	(617,892)	(869,072)

	$8,703,267	$8,548,887

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of December 31, 2006, future payments for other long-term payables were as follows:

Year of Payment	Amount
2007	$617,892
2008	337,043
2009	337,043
2010	337,043
2011	260,767
2012 and thereafter	7,431,371

$9,321,159

17.	PENSION PLANS

The Labor Pension Act (the Act) became effective on July 1, 2005. The employees of TSMC and GUC who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined TSMC and GUC after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, TSMC and GUC have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005. Furthermore, TSMC-NA and TSMC-Shanghai are required by local regulations to make monthly contributions, at a certain percentage of the monthly basic salary of their local employees. Pursuant to the aforementioned Act and local regulations, the Company has made monthly contributions and recognized pension costs of NT$679,919 thousand and NT$305,270 thousand for the years ended December 31, 2006 and 2005, respectively.

TSMC and GUC have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary at retirement. TSMC and GUC contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the pension fund monitoring committees and deposited by the names of the committees in the Central Trust of China.

Information about the defined benefit plans is summarized as follows:
a.	Components of net periodic pension cost for the year

	2006	2005
Service cost	$178,460	$470,886
Interest cost	164,168	163,854
Projected return on plan assets	(49,399)	(49,843)
Amortization	12,096	8,345

Net periodic pension cost	$305,325	$593,242

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2006 and 2005

	2006	2005
Benefit obligation
Vested benefit obligation	$102,920	$62,302
Nonvested benefit obligation	3,883,344	3,364,333

Accumulated benefit obligation	3,986,264	3,426,635
Additional benefits based on future salaries	2,969,830	2,550,307

Projected benefit obligation	6,956,094	5,976,942
Fair value of plan assets	(1,958,595)	(1,691,603)

Funded status	4,997,499	4,285,339
Unrecognized net transition obligation	(118,420)	(126,969)
Unrecognized net loss	(1,339,019)	(684,429)

Accrued pension cost	$3,540,060	$3,473,941

Vested benefit	$106,645	$67,752

c.	Actuarial assumptions at December 31, 2006 and 2005

	2006	2005
Discount rate used in determining present values	2.25%-3.50%	2.75%-3.50%
Future salary increase rate	2.00%-3.00%	2.00%-3.00%
Expected rate of return on plan assets	2.50%	2.50%-2.75%

	2006	2005
d. Contributions to the Funds for the year	$233,111	$226,181

e. Payments from the Funds for the year	$7,407	$8,419

18. INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Years Ended December 31
	2006	2005
Income tax expense based on “income before income tax” at statutory rates	$(34,786,278)	$(23,658,498)
Tax effect of the following:
Tax-exempt income	12,281,413	12,243,435
Temporary and permanent differences	2,817,104	(1,123,735)
Additional tax at 10% on unappropriated earnings	(1,170,108)	(1,494,811)
Cumulative effect of changes in accounting principles	82,062	—
Investment tax credits used	12,769,386	10,133,848

Income tax currently payable	$(8,006,421)	$(3,899,761)

b.	Income tax expense consisted of the following:

	Years Ended December 31
	2006	2005
Income tax currently payable	$(8,006,421)	$(3,899,761)
Other income tax adjustments	328,152	(117,314)
Net change in deferred income tax assets
Investment tax credits	(3,914,757)	(1,965,878)
Temporary differences	2,181,558	2,402,406
Net operating loss carryforwards	(1,412,946)	(690,615)
Adjustments in valuation allowance	3,050,703	3,640,583

Income tax expense	$(7,773,711)	$(630,579)

c.	Net deferred income tax assets consisted of the following:

	December 31
	2006	2005
Current deferred income tax assets, net
Investment tax credits	$7,870,800	$7,033,622
Temporary differences	584,210	454,051
Net operating loss carryforwards	—	15,825
Valuation allowance	(441,018)	(354,192)

	$8,013,992	$7,149,306

(Continued)

	December 31
	2006	2005
Non-current deferred income tax assets, net
Investment tax credits	$12,252,389	$17,004,324
Temporary differences	(3,580,754)	(5,640,477)
Net operating loss carryforwards	4,816,846	6,261,469
Valuation allowance	(7,686,339)	(10,836,898)

	$5,802,142	$6,788,418

(Concluded)
As of December 31, 2006, the net operating loss carryforwards were generated by WaferTech, TSMC Development and TSMC Technology and will expire on various dates through 2026.

d.	Integrated income tax information:

The balance of the imputation credit account as of December 31, 2006 and 2005 was NT$828,612 thousand and NT$20,087 thousand, respectively.

The estimated creditable ratio for distribution of TSMC’s earnings of 2006 and 2005 was 0.54% and 2.88%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2006, the Company’s investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$2,685,977	$—	2006
		4,113,439	—	2007
		6,802,983	3,955,980	2008
		6,030,309	6,030,309	2009
		5,114,762	5,114,762	2010

		$24,747,470	$15,101,051

Statute for Upgrading Industries	Research and development expenditures	$1,800,884	$—	2006
		1,283,760	38,618	2007
		1,668,780	1,668,780	2008
		1,572,164	1,572,164	2009
		1,580,589	1,580,589	2010

		$7,906,177	$4,860,151

(Continued)

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year
Statute for Upgrading Industries	Personnel training	$27,357	$—	2006
		16,379	182	2007
		40,777	40,777	2008
		40,628	40,628	2009
		596	596	2010

		$125,737	$82,183

Statute for Upgrading Industries	Investments in important technology-based enterprises	$79,804	$79,804	2010

(Concluded)
g.	The profits generated from the following expansion and construction projects of TSMC are exempt from income tax:

Tax-Exemption Periods
Construction of Fab 8 - module B	2002 to 2005
Expansion of Fab 2 - modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007
h.	The tax authorities have examined income tax returns of TSMC through 2003.
19. LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2006
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$11,713,445	$6,692,437	$18,405,882
Labor and health insurance	714,170	404,845	1,119,015
Pension	627,731	369,398	997,129
Meal	460,980	173,185	634,165
Welfare	236,022	211,272	447,294
Others	226,032	217,045	443,077

	$13,978,380	$8,068,182	$22,046,562

Depreciation	$67,685,744	$3,539,472	$71,225,216

Amortization	$1,436,908	$1,035,482	$2,472,390

	Year Ended December 31, 2005
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$11,031,464	$6,678,630	$17,710,094
Labor and health insurance	633,790	343,937	977,727
Pension	589,342	320,607	909,949
Meal	434,729	160,175	594,904
Welfare	167,218	166,360	333,578
Others	168,959	225,389	394,348

	$13,025,502	$7,895,098	$20,920,600

Depreciation	$68,135,117	$3,250,651	$71,385,768

Amortization	$1,766,702	$2,574,566	$4,341,268

20.	SHAREHOLDERS’ EQUITY

As of December 31, 2006, 889,740 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs is 4,448,702 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital.

Capital surplus consisted of the following:

	December 31
	2006	2005
From merger	$24,003,546	$24,003,546
Additional paid-in capital	19,974,431	23,254,234
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	389,188	306,868
From long-term investments	379,854	192,759
Donations	55	55

	$54,107,498	$57,117,886

TSMC’s Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and supervisors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors and supervisors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial assets, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2005 and 2004 had been approved in the shareholders’ meetings held on May 16, 2006 and May 10, 2005, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2005	Year 2004	Year 2005	Year 2004
Legal capital reserve	$9,357,503	$8,820,201
Special capital reserve	(1,585,685)	2,226,427
Employees’ profit sharing — in cash	3,432,129	3,086,215
Employees’ profit sharing — in stock	3,432,129	3,086,215
Cash dividends to shareholders	61,825,061	46,504,097	$2.50	$2.00
Stock dividends to shareholders	3,709,504	11,626,024	0.15	0.50
Bonus to directors and supervisors	257,410	231,466

	$80,428,051	$75,580,645

The shareholders’ meeting held on May 16, 2006 also resolved to distribute stock dividends out of capital surplus in the amount of NT$3,709,504 thousand.

The amounts of the above appropriations of earnings for 2005 and 2004 are consistent with the resolutions of the meetings of the Board of Directors held on February 14, 2006 and February 22, 2005, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2005 and 2004, the basic earnings per share (after income tax) for the years ended December 31, 2005 and 2004 shown in the respective financial statements would have decreased from NT$3.79 to NT$3.50 and NT$3.97 to NT$3.70, respectively.

The shares distributed as a bonus to employees represented 1.39% and 1.33% of TSMC’s total outstanding common shares as of December 31, 2005 and 2004, respectively.

As of January 11, 2007, the Board of Directors had not resolved the appropriation for earnings of 2006.

The above information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.
21.	STOCK-BASED COMPENSATION PLANS

TSMC’s Employee Stock Option Plans under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the aforementioned TSMC Plans that had never been granted or had been granted but subsequently cancelled had expired as of December 31, 2006.

Information about TSMC’s outstanding stock options for the years ended December 31, 2006 and 2005 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Year ended December 31, 2006

Balance, beginning of year	67,758	$39.4
Options granted	2,758	40.1
Options exercised	(14,550)	40.1
Options canceled	(3,152)	43.7

Balance, end of year	52,814	39.6

Year ended December 31, 2005

Balance, beginning of year	64,367	$40.5
Options granted	14,864	48.4
Options exercised	(6,837)	39.6
Options canceled	(4,636)	44.1

Balance, end of year	67,758	42.1

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of December 31, 2006, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)

$27.6-$39.7	34,584	5.15	$35.5	28,351	$35.5
45.1- 52.3	18,230	6.88	47.5	4,390	45.7

	52,814			32,741

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2006 Plan and GUC 2004 Plan were approved by the SFB on July 3, 2006 and August 16, 2004 to grant a maximum of 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. The options of the GUC 2006 Plan are valid until August 15, 2011 and the options of the GUC 2004 Plan are valid for six years. Options of both Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Options of the aforementioned GUC Plans, except those of the GUC 2006 Plan, that had never been granted, or had been granted but subsequently canceled had expired as of December 31, 2006.

Information about GUC’s outstanding stock options for the years ended December 31, 2006 and 2005 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Prices (NT$)
Year ended December 31, 2006

Balance, beginning of year	7,132	$10.7
Options granted	3,689	19.5
Options exercised	(2,862)	10.5
Options canceled	(617)	12.1

Balance, end of year	7,342	14.0

(Continued)

		Weighted-
		average
	Number of	Exercise
	Options	Prices (NT$)
Year ended December 31, 2005

Balance, beginning of year	7,889	10.5
Options granted	2,499	11.0
Options exercised	(2,641)	10.5
Options canceled	(615)	10.6

Balance, end of year	7,132	10.7

(Concluded)
As of December 31, 2006, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Weighted-
		average	Weighted-		Weighted-
Range of		Remaining	average		average
Exercise	Number of	Contractual	Exercise	Number of	Exercise
Price (NT$)	Options	Life (Years)	Price (NT$)	Options	Price (NT$)

$10.0-$18.4	7,342	1.58-4.75	$14.0	15	$10.5
No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2006 and 2005. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the years ended December 31, 2006 and 2005 would have been as follows:

		2006	2005
Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	—	—
	Expected volatility	22.65%-41.74%	22.65%-28.02%
	Risk free interest rate	2.23%-2.56%	2.56%
	Expected life	3-6 years	6 years

	2006	2005
Net income attributable to shareholders of the parent:
As reported	$127,009,731	$93,575,035
Pro forma	126,887,247	93,456,533

Consolidated earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$4.93	$3.63
Pro forma basic EPS	4.92	3.63
Diluted EPS as reported	4.92	3.63
Pro forma diluted EPS	4.92	3.63

22.	TREASURY STOCK
(Shares in Thousands)

	Beginning	Stock		Ending
	Shares	Dividends	Disposal	Shares
Year ended December 31, 2006

Parent company stock held by subsidiaries	32,938	988	—	33,926

Year ended December 31, 2005

Parent company stock held by subsidiaries	45,521	2,242	14,825	32,938

Proceeds from sales of treasury stock for the year ended December 31, 2005 were NT$899,489 thousand. As of December 31, 2006 and 2005, the book value of the treasury stock was NT$918,075 thousand, the market value was NT$2,290,026 thousand and NT$2,047,126 thousand, respectively. TSMC’s stock held by subsidiaries is treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to vote in shareholders’ meetings.
23.	CONSOLIDATED EARNINGS PER SHARE

	Years Ended December 31
	2006		2005
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
Consolidated basic EPS (NT$)
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$5.16	$4.87	$3.66	$3.63
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	0.06	0.06	—	—

Income attributable to shareholders of the parent	$5.22	$4.93	$3.66	$3.63

Consolidated diluted EPS (NT$)
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$5.16	$4.86	$3.66	$3.63
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	0.06	0.06	—	—

Income attributable to shareholders of the parent	$5.22	$4.92	$3.66	$3.63

Consolidated EPS for the years ended December 31, 2006 and 2005 is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Year ended December 31, 2006

Consolidated basic EPS
Income available to common shareholders of the parent	$134,698,725	$127,009,731	25,788,555	$5.22	$4.93

Effect of dilutive potential common stock — stock options	—	—	24,628

Consolidated diluted EPS
Income available to common shareholders of the parent (including effect of dilutive potential common stock)	$134,698,725	$127,009,731	25,813,183	$5.22	$4.92

Year ended December 31, 2005

Consolidated basic EPS
Income available to common shareholders of the parent	$94,214,625	$93,575,035	25,763,320	$3.66	$3.63

Effect of dilutive potential common stock — stock options	—	—	12,647

Consolidated diluted EPS
Income available to common shareholders of the parent (including effect of dilutive potential common stock)	$94,214,625	$93,575,035	25,775,967	$3.66	$3.63

24.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2006		2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$1,206,854	$1,206,854	$1,770,445	$3,000,839
Available-for-sale financial assets	74,172,343	74,172,343	46,570,085	46,560,924
Held-to-maturity financial assets	37,484,318	37,375,517	29,377,817	29,081,927
Investments accounted for using equity method (with market price)	5,931,755	11,027,066	5,419,747	10,991,064

Liabilities

Financial liabilities at fair value through profit or loss	10,864	10,864	234,279	173
Bonds payable (including current portion)	19,500,000	19,817,149	19,500,000	19,924,923
Long-term bank loans (including current portion)	658,096	658,096	668,629	668,629
Other long-term payables (including current portion)	10,413,125	10,413,125	11,212,390	11,212,390
Obligations under capital leases	612,941	612,941	597,669	597,669
b.	Methods and assumptions used in the determination of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, short-term bank loans, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values.

2)	Fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets other than derivatives and structured time deposits were based on their quoted market prices.

3)	Fair values of derivatives and structured time deposits were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligation under capital leases were based on the present value of expected cash flows, which approximate their carrying amount.
c.	Gains recognized for the changes in fair value of derivatives estimated using valuation techniques were NT$33,739 thousand for the year ended December 31, 2006.

d.	As of December 31, 2006 and 2005, financial assets exposed to fair value interest rate risk were NT$111,492,332 thousand and NT$77,190,280 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$10,864 thousand and NT$234,279 thousand, respectively, and financial assets exposed to cash flow interest rate risk were NT$7,171,120 thousand and NT$7,227,000 thousand, respectively.

e.	The Company recognized an unrealized gain of NT$388,164 thousand (NT$386,017 thousand attributable to shareholders’ equity of the parent and NT$2,147 thousand attributable to minority interests) in shareholder’s equity for the changes in fair value of available-for-sale financial assets for the year ended December 31, 2006. The Company also recognized an unrealized gain of NT$175,598 thousand in shareholders’ equity for the changes in fair value of available-for-sale financial assets held by equity method investees for the year ended December 31, 2006.

f.	Information about financial risk
1)	Market risk. The publicly-traded stocks categorized as financial assets at fair value through profit or loss are exposed to market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency-denominated assets and liabilities. Therefore, the market risk of derivatives will be offset by the foreign exchange risk of these assets and liabilities. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities. Therefore, the fluctuations in market interest rates would result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

25. RELATED PARTY TRANSACTIONS
Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Industrial Technology Research Institute (ITRI), the chairman of TSMC was one of ITRI’s supervisors, who resigned in October 2006.

b.	Philips, a major shareholder of TSMC

c.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

d.	Indirect investee
VisEra, originally an investee over which the Company had a controlling interest; beginning in November 2005, VisEra became an indirect investee accounted for using the equity method due to changes in investment structure.

XinTec Corporation (XinTec), the chairman of VisEra was previously one of Xintec’s directors. Because VisEra has not been a consolidated entity of the Company since November 2005, XinTec is no longer considered a related party.
e.	Omnivision International Holding, Ltd. (Omnivision), originally a shareholder holding a 25% ownership in VisEra. Because VisEra has not been a consolidated entity of the Company since November 2005, Omnivision is no longer considered a related party.

f.	Huawei Semiconductor (Shanghai) Co., Ltd. (Huawei), which has the same president as VisEra. However, because VisEra has not been a consolidated entity of the Company since November 2005, Huawei is no longer considered a related party.

	2006		2005
	Amount	%	Amount	%
For the year

Sales
Philips	$4,024,990	1	$3,298,770	1
Omnivision	—	—	2,489,252	1
Others	162,343	—	492,683	—

	$4,187,333	1	$6,280,705	2

Purchases
SSMC	$6,820,632	4	$5,729,672	4
VIS	3,919,566	3	4,142,457	3

	$10,740,198	7	$9,872,129	7

Manufacturing expenses - technical assistance fees Philips (see Note 27a)	$755,904	—	$581,059	—

(Continued)

	2006		2005
	Amount	%	Amount	%
Non-operating income and gains SSMC (primarily technical service income; see Note 27e)	$314,953	3	$316,243	4
VIS (primarily technical service income; see Note 27h)	261,245	3	210,720	3
VisEra	246,242	2	308,071	4

	$822,440	8	$835,034	11

As of December 31

Receivables
Philips	$250,919	99	$573,565	83
Others	1,420	1	119,701	17

	$252,339	100	$693,266	100

Other receivables
VIS	$121,911	47	$74,457	12
SSMC	69,568	27	149,251	25
VisEra	58,989	23	374,202	63
Others	6,395	3	—	—

	$256,863	100	$597,910	100

Payables
VIS	$719,832	38	$563,240	32
Philips	688,591	37	693,956	40
SSMC	459,305	25	485,873	28

	$1,867,728	100	$1,743,069	100

Other long-term payables Philips (see Note 27a)	$403,375	100	$1,100,475	100

Deferred credits
VisEra	$124,350	11	$186,525	14

(Concluded)
The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.
The Company leased certain buildings and facilities to VisEra with a monthly rental of NT$7,684 thousand (classified under non-operating incomes and gains). The Company deferred the gains (classified under deferred credits) derived from sales of property, plant, and equipment to VisEra, and then recognized such gains (classified under non-operating incomes and gains) over the depreciable lives of the disposed assets.

26. SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the SPA. These operating leases expire on various dates from March 2008 to December 2021 and can be renewed upon expiration.
The Company entered into lease agreements for its office premises and certain equipment located in North America, Japan and Shanghai. These operating leases expire between 2007 and 2011 and can be renewed upon expiration.
As of December 31, 2006, future lease payments were as follows:

Year	Amount
2007	$945,657
2008	697,264
2009	422,415
2010	306,709
2011	211,051
2012 and thereafter	1,507,005

$4,090,101

27. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of December 31, 2006, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, TSMC and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of TSMC’s annual net sales. TSMC and Philips agreed to cross license the patents owned by each party. TSMC also obtained through Philips a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002 and on January 1, 2007.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2006, TSMC had a total of US$116,297 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	In December 2003, TSMC entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

i.	Effective January 1, 2006, the Company entered into the Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 45-nm and beyond advanced CMOS Logic and e-DRAM technologies. The Company will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement will expire on December 31, 2008.

j.	TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175,000 thousand over six years to resolve TSMC’s claims. As of December 31, 2006, SMIC had paid US$ 60,000 thousand in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and Wafertech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court, alleging TSMC of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC’s August complaint. The outcome of this litigation cannot be determined at this time.

k.	TSMC-Shanghai entered into an agreement with a certain foreign company. In accordance with the agreement, TSMC-Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC-Shanghai is obligated to compensate the counterparty for the loss incurred.

l.	Amounts available under unused letters of credit as of December 31, 2006 were NT$6,480 thousand.
28. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 8 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 10 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 10 attached.
29. SEGMENT FINANCIAL INFORMATION
a.	Industry financial information
The Company is engaged mainly in the manufacturing, selling, packaging and testing of integrated circuits. Therefore, the disclosure of industry financial information is not applicable to the Company.
b.	Geographic information:

	North America and		Adjustments
	Others	Taiwan	and Elimination	Consolidated
2006

Sales to other than consolidated entities	$191,511,929	$125,895,242	$—	$317,407,171
Sales among consolidated entities	18,998,614	191,345,140	(210,343,754)	—

Total sales	$210,510,543	$317,240,382	$(210,343,754)	$317,407,171

Gross profit	$5,641,405	$150,498,038	$(329,353)	$155,810,090

Operating expenses				(28,545,396)
Non-operating income and gains				9,705,592
Non-operating expenses and losses				(3,608,078)

Income before income tax				$133,362,208

Identifiable assets	$133,341,631	$441,339,388	$(41,091,011)	$533,590,008

Long-term investments				53,895,151

Total assets				$587,485,159

(Continued)

	North America and		Adjustments
	Others	Taiwan	and Elimination	Consolidated
2005

Sales to other than consolidated entities	$152,517,793	$114,047,277	$—	$266,565,070
Sales among consolidated entities	13,513,219	152,132,512	(165,645,731)	—

Total sales	$166,031,012	$266,179,789	$(165,645,731)	$266,565,070

Gross profit	$2,858,063	$115,722,187	$(377,376)	$118,202,874

Operating expenses				(27,234,315)
Non-operating income and gains				9,399,360
Non-operating expenses and losses				(6,104,672)

Income before income tax				$94,263,247

Identifiable assets	$92,904,411	$430,083,964	$(45,861,280)	$477,127,095

Long-term investments				42,382,494

Total assets				$519,509,589

(Concluded)
c.	Export sales
The export sales were as follows:

	Years Ended December 31
Area	2006	2005
Asia	$62,434,071	$64,942,647
Europe and others	23,764,877	15,932,575

	$86,198,948	$80,875,222

The export sales information is based on the amounts billed to customers within the areas.
d.	Major customers representing at least 10% of gross sales

	Years Ended December 31
	2006		2005
	Amount	%	Amount	%
Customer A	$33,950,441	11	$24,718,306	9
Customer B	25,214,878	8	29,855,447	11

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
FINANCING PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Financing
													Financing	Company’s
				Maximum	Ending								Limit for	Financing
			Financial	Balance for	Balance		Type of		Reasons for				Each	Amount
			Statement	the Period	(US$ in	Interest	Financing	Transaction	Short-term	Allowance for	Collateral		Borrowing	Limits (US$
No.	Financing Name	Counter-party	Account	(US$ in Thousands)	Thousands)	Rate	(Note 1)	Amounts	Financing	Bad Debt	Item	Value	Company	in Thousands)
1	TSMC International	TSMC Development	Other receivables	$1,140,860	$—	1.50%	2	$—	Operating capital	$—	—	$—	N/A	$32,203,805
				( US$35,000)										(US$987,968 )
(Note 2)

Note 1: The type No. 2 represents necessary for short-term financing.

Note 2: Not exceeding the issued capital of the Company.

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ENDORSEMENT/GUARANTEE PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Ratio of Accumulated
		Counter-party						Amount of Collateral	Maximum
			Nature of	Limits on Each Counter-party’s	Maximum		Value of Collateral	to Net Equity of the	Collateral/Guarantee
	Endorsement/		Relationship	Endorsement/	Balance for the Period	Ending Balance	Property, Plant and	Latest Financial	Amounts Allowable
No.	Guarantee Provider	Name	(Note 2)	Guarantee Amounts	(US$ in Thousands)	(US$ in Thousands)	Equipment	Statement	(Note 1)
0	TSMC	TSMC-North America	2	Not exceed 10% of the net	$1,303,840	$—	$—	—	$126,995,321
				worth of the Company, and be	(US$40,000)
also limited to the paid-in
capital of the
		TSMC Development	3	endorsement/guarantee	$1,955,760	—	—	—
				company, unless otherwise	(US$60,000)
approved by Board of
Directors.

Note 1:	25% of the net worth of the Company as of December 31, 2006.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.

The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				December 31, 2006
							Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value	Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership	(US$ in Thousands)	Note
The Company	Government bond
	2004 Government Bond Series B	—	Available-for-sale financial assets	—	$999,779	N/A	$999,779
	2003 Government Bond Series B	—	”	—	998,288	N/A	998,288
	2006 Government Bond Series D	—	Held-to-maturity financial assets	—	3,657,320	N/A	3,657,446
	2005 Government Bond Series A	—	”	—	3,049,919	N/A	3,049,726
	2003 Government Bond Series B	—	”	—	1,647,851	N/A	1,645,179
	2003 Asian Development Bank Govt. Bond	—	”	—	835,840	N/A	875,103
	2003 Government Bond Series F	—	”	—	797,299	N/A	796,354
	2004 Kaohsiung Municipal Series A	—	”	—	620,000	N/A	618,760
	2003 Government Bond Series H	—	”	—	401,568	N/A	400,920
	European Investment Bank Bonds	—	”	—	372,265	N/A	400,000
	2002 Government Bond Series B	—	”	—	350,399	N/A	350,378
	2004 Kaohsiung Municipal Series B	—	”	—	249,998	N/A	250,004
	2003 European Bank for Recomspruction and Developement Govt. Bond Series A	—	”	—	88,198	N/A	90,000

	Open-end mutual funds
	NITC Bond Fund	—	Available-for-sale financial assets	22,219	3,655,939	N/A	3,655,939
	ABN AMRO Bond Fund	—	”	175,156	2,639,459	N/A	2,639,459
	Fuh Hwa Bond	—	”	125,122	1,667,908	N/A	1,667,908
	Mega Diamond Bond Fund	—	”	139,333	1,602,947	N/A	1,602,947
	Prudential Financial Bond Fund	—	”	103,751	1,516,294	N/A	1,516,294
	NITC Taiwan Bond	—	”	93,312	1,314,669	N/A	1,314,669
	JF Taiwan Bond Fund	—	”	85,145	1,299,088	N/A	1,299,088
	Cathay Bond	—	”	109,720	1,265,092	N/A	1,265,092
	Jih Sun Bond Fund	—	”	88,165	1,202,901	N/A	1,202,901
	Dresdner Bond DAM Fund	—	”	95,553	1,107,206	N/A	1,107,206
	ABN AMRO Income	—	”	63,947	1,012,377	N/A	1,012,377
	President James Bond	—	”	65,496	1,010,426	N/A	1,010,426
	AIG Taiwan Bond Fund	—	”	78,629	1,002,595	N/A	1,002,595
	JF Taiwan First Bond Fund	—	”	66,826	939,082	N/A	939,082
	Shinkong Chi Shin Bond Fund	—	”	62,183	890,660	N/A	890,660
(Continued)

				December 31, 2006
							Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value	Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership	(US$ in Thousands)	Note
	ABN AMRO Select Bond Fund	—	Available-for-sale financial assets	76,593	$868,076	N/A	$868,076
	Taishin Lucky Fund	—	”	78,624	806,386	N/A	806,386
	Polaris De-Bao Fund	—	”	63,273	701,069	N/A	701,069
	TIIM High Yield	—	”	44,685	554,863	N/A	554,863
	HSBC Taiwan Money Management	—	”	34,093	506,250	N/A	506,250
	Invesco Bond Fund	—	”	27,176	403,774	N/A	403,774

	Corporate bond
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,545,864	N/A	1,545,864
	Cathay Bank	—	”	—	1,159,576	N/A	1,159,576
	Taiwan Power Company	—	”	—	1,046,799	N/A	1,046,799
	Formosa Petrochemical Corporation	—	”	—	397,963	N/A	397,963
	Taiwan Power Company	—	Hold-to-maturity financial assets	—	4,080,391	N/A	4,087,276
	Formosa Petrochemical Corporation	—	”	—	3,566,946	N/A	3,563,249
	Nan Ya Plastics Corporation	—	”	—	2,773,810	N/A	2,781,223
	Chinese Petroleum Corporation	—	”	—	1,451,378	N/A	1,450,722
	China Steel Corporation	—	”	—	1,000,000	N/A	999,689
	Formosa Plastic Corporation	—	”	—	516,663	N/A	519,076
	Shanghai commercial & Saving Bank	—	”	—	286,497	N/A	286,408
	Formosa Chemicals & Fiber Corporation	—	”	—	66,856	N/A	68,123

	Stocks
	TSMC Global	Subsidiary	Invest accounted for using equity method	1	42,496,592	100	42,496,592
	TSMC International	Subsidiary	”	987,968	26,593,749	100	26,593,749
	SSMC	Investee accounted for using equity method	”	463	7,960,869	39	6,794,726
	VIS	Investee accounted for using equity method	”	442,262	5,741,870	27	10,813,301
	TSMC Partners	Subsidiary	”	300	4,433,819	100	4,433,819
	TSMC-North America	Subsidiary	”	11,000	2,014,990	100	2,014,990
	GUC	Investee with controlling financial interest	”	41,263	629,755	38	6,230,739
	TSMC-Japan	Subsidiary	”	6	95,757	100	95,757
	TSMC-Europe	Subsidiary	”	—	49,741	100	49,741
	TSMC-Korea	Subsidiary	”	80	14,706	100	14,706
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	299,493
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	223,062
	W.K. Technology Fund IV	—	”	4,000	40,000	2	51,398
	Hontung Venture Capital Co., Ltd.	—	”	2,633	26,329	10	26,310
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		$280,179	12		$280,179
	Crimson Asia Capital	—	”	—		67,751	1		67,751

	Capital
	TSMC-Shanghai	Subsidiary	Investment accounted for using equity method	—		9,027,984	100		9,027,984
	Emerging Alliance	Subsidiary	”	—		793,585	99		793,585
	VTAF II	Subsidiary	”	—		733,130	98		731,808
	VTAF III	Subsidiary	”	—		228,005	98		225,545
	Chi Cheng	Subsidiary	”	—		115,507	36		574,071
	Hsin Ruey	Subsidiary	”	—		114,297	36		573,809

Chi Cherng	Stock
	TSMC	Parent Company	Available-for-sale financial assets	16,947		1,143,941	N/A		1,143,941	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	VIS	Equity method investee	Investments accounted for using equity method	5,032		107,224	—		107,224

Hsin Ruey	Stock
	TSMC	Parent Company	Available-for-sale financial assets	16,979		1,146,085	N/A		1,146,085	Treasury stock of NT$459,511 thousand is deducted from the carrying value
	VIS	Equity method investee	Investments accounted for using equity method	3,711		82,661	—		82,661

TSMC International	Stock
	InveStar	Subsidiary	Investments accounted for using equity method	9,207	US$	26,185	97	US$	26,185
	InveStar II	Subsidiary	”	51,300	US$	46,195	97	US$	46,195
	TSMC Development	Subsidiary	”	1	US$	659,356	100	US$	659,356
	TSMC Technology	Subsidiary	”	1	US$	6,058	100	US$	4,473

TSMC Development	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	282,420	100	US$	282,420

Partners	Common stock
	VisEra Holdings	Equity method investee	Investments accounted for using equity method	25,000	US$	34,000	49	US$	34,000
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
Emerging Alliance	Common stock
	NetLogic Microsystems, Inc.	—	Financial assets at fair value through profit or loss	84	US$	1,828	—	US$	1,828
	Pixim, Inc.	—	Financial assets carried at cost	1,924	US$	512	4	US$	512
	RichWave Technology Corp.	—	”	4,247	US$	1,648	13	US$	1,648
	Global Investment Holding Inc.	—	”	10,800		$100,000	6		$100,000

	Preferred stock
	Ikanos Communication, Inc.	—	Available-for-sale financial assets	515	US$	4,473	2	US$	4,473

	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	”	1,000	US$	1,000	3	US$	1,000
	Centrality Communications	—	”	1,325	US$	1,800	3	US$	1,800
	Miradia, Inc.	—	”	3,040	US$	1,000	3	US$	1,000
	Mobilygen	—	”	1,415	US$	750	1	US$	750
	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	”	800	US$	500	2	US$	500
	NuCORE Technology Inc.	—	”	2,254	US$	1,455	2	US$	1,455
	Optichron, Inc.	—	”	714	US$	1,000	4	US$	1,000
	Optimal Corporation	—	”	582	US$	600	4	US$	600
	Pixim, Inc.	—	”	2,193	US$	583	—	US$	583
	Reflectivity, Inc.	—	”	4,848	US$	531	4	US$	531
	Teknovus, Inc.	—	”	6,977	US$	1,327	3	US$	1,327
	Zenasis Technologies, Inc.	—	”	2,410	US$	1,399	5	US$	1,399

	Option
	Pixim, Inc.	—	Financial assets carried at cost	242	US$	—	NA	US$	—

VTAF II	Common stock
	Beceem Communications	—	Financial assets carried at cost	650	US$	1,600	1	US$	1,600
	Leadtrend	—	”	1,150	US$	660	6	US$	660
	Yobon	—	”	1,675	US$	787	13	US$	787
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,357	US$	1,768	11	US$	1,768
	Ageia Technologies, Inc.	—	”	2,030	US$	2,074	2	US$	2,074
	Aquantia Corporation	—	”	1,264	US$	1,150	5	US$	1,150
	Audience, Inc.	—	”	2,208	US$	474	1	US$	474
	Axiom Microdevices, Inc.	—	”	3,015	US$	1,466	2	US$	1,466
	GemFire Corporation	—	”	600	US$	68	1	US$	68
	Impinj, Inc.	—	”	257	US$	500	—	US$	500
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Miradia, Inc.	—	Financial assets carried at cost	2,740	US$	2,424	3	US$	2,424
	Next IO, Inc.	—	”	216	US$	182	—	US$	182
	Optichron, Inc.	—	”	353	US$	869	2	US$	869
	Power Analog Microelectronics	—	”	2,000	US$	1,500	13	US$	1,500
	Powerprecise Solutions, Inc.	—	”	1,445	US$	1,400	11	US$	1,400
	RichWave Technology Corp.	—	”	500	US$	231	2	US$	231
	Teknovus, Inc.	—	”	518	US$	119	—	US$	119
	Tzero Technologies, Inc.	—	”	730	US$	1,500	2	US$	1,500
	Xceive	—	”	714	US$	1,000	2	US$	1,000

VTAF III	Common stock
	M2000, Inc.	—	Financial assets carried at cost	1,500	US$	1,500	4	US$	1,500
	Mutual-Pak Limited	—	”	170	US$	52	13	US$	52
	Quellan, Inc	—	”	2,231	US$	2,500	7	US$	2,500
	SynDiTec, Inc.	—	”	4,332	US$	720	7	US$	720
	Validity-Pak Limited	—	”	5,333	US$	2,000	7	US$	2,000

Investar	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	1,975	US$	21,939	7	US$	21,939
	Broadtek Electronics Corp.	—	”	29	US$	10	—	US$	10
	Broadtek Electronics Corp.	—	Available-for-sale financial assets	116	US$	40	—	US$	40
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	1,831	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	494	1	US$	494
	Memsic, Inc.	—	”	2,724	US$	1,500	9	US$	1,500
	NanoAmp Solutions, Inc.	—	”	541	US$	853	2	US$	853
	Sonics, Inc.	—	”	1,843	US$	3,530	2	US$	3,530

Investar II	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	864	US$	9,604	3	US$	9,604
	RichTek Technology Corp.	—	”	255	US$	2,045	—	US$	2,045
	Geo Vision, Inc.	—	”	46	US$	229	—	US$	229
	RichTek Technology Corp.	—	Available-for-sale financial assets	227	US$	1,824	—	US$	1,824
	Geo Vision, Inc.	—	”	15	US$	73	—	US$	73
	eChannelOpen Holding, Inc.	—	Financial assets carried at cost	358	US$	251	4	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	”	270	US$	27	1	US$	27
	EoNEX Technologies, Inc.	—	”	55	US$	3,048	5	US$	3,048
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Sonics, Inc.	—	Financial assets carried at cost	2,220	US$	32	—	US$	32
	Epic Communications, Inc.	—	”	191	US$	37	1	US$	37
	EON Technology, Corp.	—	”	4,247	US$	1,175	7	US$	1,175
	Goyatek Technology, Corp.	—	”	2,088	US$	545	7	US$	545
	Capella Microsystems (Taiwan), Inc.	—	”	534	US$	210	2	US$	210
	Trendchip Technologies Corp.	—	”	2,000	US$	574	4	US$	574
	Ralink Technology (Taiwan), Inc.	—	”	1,833	US$	791	3	US$	791
	Auden Technology MFG Co., Ltd.	—	”	953	US$	223	4	US$	223

	Preferred stock
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	2,667	US$	3,500	8	US$	3,500
	Alchip Technologies Limited	—	”	3,531	US$	2,950	15	US$	2,950
	FangTek, Inc.	—	”	6,930	US$	3,250	20	US$	3,250
	Kilopass Technology, Inc.	—	”	3,887	US$	2,000	6	US$	2,000
	Memsic, Inc.	—	”	2,289	US$	1,560	7	US$	1,560
	NanoAmp Solutions, Inc.	—	”	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	”	2,115	US$	3,082	6	US$	3,082

GUC	Open-end mutual funds
	ABN AMRO Bond Fund	—	Available-for-sale financial assets	2,325		$35,041	N/A		$35,041
	Ta Chong Bond Fund	—	”	2,306		30,037	N/A		30,037
	Dresdner Bond DAM Fund	—	”	2,592		30,036	N/A		30.036
	NITC Taiwan Bond	—	”	2,132		30,035	N/A		30,035
	AIG Taiwan Bond Fund	—	”	2,355		30,031	N/A		30,031
	Fuh Hwa You Li Bond Fund	—	”	2,018		25,035	N/A		25,035

	Stock
	Global Unichip Corporation — North America	Subsidiary	Investments accounted for using equity method	100		6,396	100		6,396
	Global Unichip Japan	Subsidiary	”	—		2,681	100		2,681

TSMC Global	Government bond
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	151,045	N/A	US$	151,045

	Corporate bonds
	Abbott Labs	—	Available-for-sale financial assets	—	US$	1,505	N/A	US$	1,505
	Abbott Labs	—	”	—	US$	2,547	N/A	US$	2,547
	Ace Ltd.	—	”	—	US$	1,001	N/A	US$	1,001
	Aig Sunamerica Global Fing Ix	—	”	—	US$	1,000	N/A	US$	1,000
	Allstate Life Global Fdg Secd	—	”	—	US$	2,956	N/A	US$	2,956
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	American Express Co.	—	Available-for-sale financial assets	—	US$	3,452	N/A	US$	3,452
	American Gen Fin Corp.	—	”	—	US$	1,620	N/A	US$	1,620
	American Gen Fin Corp. Mtn	—	”	—	US$	3,448	N/A	US$	3,448
	American Gen Fin Corp. Mtn	—	”	—	US$	1,971	N/A	US$	1,971
	American Gen Fin Corp. Mtn	—	”	—	US$	1,001	N/A	US$	1,001
	American Honda Fin Corp. Mtn	—	”	—	US$	3,092	N/A	US$	3,092
	American Honda Fin Corp. Mtn	—	”	—	US$	801	N/A	US$	801
	Ameritech Capital Funding Co.	—	”	—	US$	483	N/A	US$	483
	Amgen Inc.	—	”	—	US$	2,905	N/A	US$	2,905
	Anz Cap Tr I	—	”	—	US$	972	N/A	US$	972
	Associates Corp. North Amer	—	”	—	US$	2,541	N/A	US$	2,541
	Axa Finl Inc.	—	”	—	US$	2,151	N/A	US$	2,151
	Bank New York Inc.	—	”	—	US$	1,487	N/A	US$	1,487
	Bank One Corp.	—	”	—	US$	3,365	N/A	US$	3,365
	Bank One Corp.	—	”	—	US$	2,045	N/A	US$	2,045
	Bank Utd Houston Tx Mtbn	—	”	—	US$	528	N/A	US$	528
	Bear Stearns Cos Inc.	—	”	—	US$	3,379	N/A	US$	3,379
	Beneficial Corp. Mtn Bk Entry	—	”	—	US$	2,297	N/A	US$	2,297
	Berkshire Hathaway Fin Corp.	—	”	—	US$	1,486	N/A	US$	1,486
	Chase Manhattan Corp. New	—	”	—	US$	5,077	N/A	US$	5,077
	Chase Manhattan Corp. New	—	”	—	US$	2,115	N/A	US$	2,115
	Chubb Corp.	—	”	—	US$	2,116	N/A	US$	2,116
	Cit Group Hldgs Inc.	—	”	—	US$	3,027	N/A	US$	3,027
	Citicorp	—	”	—	US$	1,372	N/A	US$	1,372
	Cogentrix Energy Inc.	—	”	—	US$	3,751	N/A	US$	3,751
	Colonial Pipeline Co.	—	”	—	US$	1,494	N/A	US$	1,494
	Consolidated Edison Inc.	—	”	—	US$	2,910	N/A	US$	2,910
	Countrywide Fdg Corp. Mtn	—	”	—	US$	2,037	N/A	US$	2,037
	Credit Suisse Fincl Products	—	”	—	US$	1,500	N/A	US$	1,500
	Credit Suisse First Boston	—	”	—	US$	734	N/A	US$	734
	Credit Suisse First Boston USA	—	”	—	US$	2,177	N/A	US$	2,177
	Daimlerchrysler North Amer	—	”	—	US$	977	N/A	US$	977
	Daimlerchrysler North Amer Hld	—	”	—	US$	751	N/A	US$	751
	Dayton Hudson Corp.	—	”	—	US$	2,020	N/A	US$	2,020
	Deere John Cap Corp.	—	”	—	US$	4,928	N/A	US$	4,928
	Dell Computer Corp.	—	”	—	US$	2,820	N/A	US$	2,820
	Den Danske Bk Aktieselskab	—	”	—	US$	2,019	N/A	US$	2,019
	Diageo Plc	—	”	—	US$	3,444	N/A	US$	3,444
	Emerson Elec Co.	—	”	—	US$	3,215	N/A	US$	3,215
	European Invt Bk	—	”	—	US$	3,970	N/A	US$	3,970
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	European Invt Bk	—	Available-for-sale financial assets	—	US$	6,057	N/A	US$	6,057
	Federal Home Ln Bks	—	”	—	US$	7,937	N/A	US$	7,937
	Fifth Third Bk Cincinnati Oh	—	”	—	US$	2,427	N/A	US$	2,427
	Fleet Boston Corp.	—	”	—	US$	2,643	N/A	US$	2,643
	Fleet Finl Group Inc. New	—	”	—	US$	905	N/A	US$	905
	Fpl Group Cap Inc.	—	”	—	US$	849	N/A	US$	849
	Ge Global Ins Hldg Corp.	—	”	—	US$	1,915	N/A	US$	1,915
	General Elec Cap Corp. Mtn	—	”	—	US$	3,888	N/A	US$	3,888
	General Elec Cap Corp. Mtn	—	”	—	US$	8,759	N/A	US$	8,759
	General Elec Cap Corp. Mtn	—	”	—	US$	8,282	N/A	US$	8,282
	General Elec Cap Corp. Mtn	—	”	—	US$	2,119	N/A	US$	2,119
	General Re Corp.	—	”	—	US$	3,292	N/A	US$	3,292
	Goldman Sachs Group Inc.	—	”	—	US$	4,989	N/A	US$	4,989
	Goldman Sachs Group Inc.	—	”	—	US$	3,456	N/A	US$	3,456
	Greenpoint Finl Corp.	—	”	—	US$	968	N/A	US$	968
	Hancock John Global Fdg Ii Mtn	—	”	—	US$	2,896	N/A	US$	2,896
	Hancock John Global Fdg Ii Mtn	—	”	—	US$	5,132	N/A	US$	5,132
	Hancock John Global Fdg Mtn	—	”	—	US$	975	N/A	US$	975
	Hartford Finl Svcs Group Inc.	—	”	—	US$	5,037	N/A	US$	5,037
	Hartford Finl Svcs Group Inc.	—	”	—	US$	1,345	N/A	US$	1,345
	Hbos Plc Medium Term Sr Nts	—	”	—	US$	3,205	N/A	US$	3,205
	Hbos Plc Medium Term Sr Nts	—	”	—	US$	2,952	N/A	US$	2,952
	Heller Finl Inc.	—	”	—	US$	1,929	N/A	US$	1,929
	Hershey Foods Corp.	—	”	—	US$	1,504	N/A	US$	1,504
	Household Fin Corp.	—	”	—	US$	2,903	N/A	US$	2,903
	Household Fin Corp.	—	”	—	US$	501	N/A	US$	501
	Household Intl Inc.	—	”	—	US$	2,851	N/A	US$	2,851
	Hsbc Fin Corp.	—	”	—	US$	3,028	N/A	US$	3,028
	Hsbc Fin Corp. Mtn	—	”	—	US$	5,096	N/A	US$	5,096
	Huntington National Bank	—	”	—	US$	1,886	N/A	US$	1,886
	Ing Sec Life Instl Fdg	—	”	—	US$	2,483	N/A	US$	2,483
	International Business Machs	—	”	—	US$	2,217	N/A	US$	2,217
	Intl Lease Fin Corp. Mtn	—	”	—	US$	2,939	N/A	US$	2,939
	Intl Lease Fin Corp. Mtn	—	”	—	US$	4,138	N/A	US$	4,138
	J P Morgan Chase + Co.	—	”	—	US$	3,298	N/A	US$	3,298
	Jackson Natl Life Global Fdg	—	”	—	US$	1,000	N/A	US$	1,000
	Key Bk Na Med Term Nts Bk Entr	—	”	—	US$	4,401	N/A	US$	4,401
	KeyCorp. Mtn Book Entry	—	”	—	US$	3,010	N/A	US$	3,010
	Kraft Foods Inc.	—	”	—	US$	1,000	N/A	US$	1,000
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Lehman Brothers Hldgs Inc.	—	Available-for-sale financial assets	—	US$	1,626	N/A	US$	1,626
	Lehman Brothers Hldgs Inc.	—	”	—	US$	487	N/A	US$	487
	Lehman Brothers Hldgs Inc.	—	”	—	US$	989	N/A	US$	989
	Lehman Brothers Hldgs Inc.	—	”	—	US$	3,150	N/A	US$	3,150
	Lehman Brothers Hldgs Inc.	—	”	—	US$	1,077	N/A	US$	1,077
	Lincoln Natl Corp. In	—	”	—	US$	500	N/A	US$	500
	Marshall + Ilsley Corp.	—	”	—	US$	8,420	N/A	US$	8,420
	Mbna America Bank Na Y	—	”	—	US$	6,403	N/A	US$	6,403
	Merita Bk Ltd. Ny Brh	—	”	—	US$	501	N/A	US$	501
	Merrill Lynch + Co. Inc.	—	”	—	US$	3,453	N/A	US$	3,453
	Merrill Lynch + Co. Inc.	—	”	—	US$	1,985	N/A	US$	1,985
	Merrill Lynch + Co. Inc.	—	”	—	US$	4,865	N/A	US$	4,865
	Metropolitan Life Global Mtn	—	”	—	US$	3,369	N/A	US$	3,369
	Mgic Invt Corp.	—	”	—	US$	1,204	N/A	US$	1,204
	Monumental Global Fdg II	—	”	—	US$	1,468	N/A	US$	1,468
	Monumental Global Fdg II 2002a	—	”	—	US$	1,000	N/A	US$	1,000
	Monunmetal Global Fdg II	—	”	—	US$	1,961	N/A	US$	1,961
	Mony Group Inc.	—	”	—	US$	2,175	N/A	US$	2,175
	Morgan Stanley	—	”	—	US$	1,926	N/A	US$	1,926
	Morgan Stanley	—	”	—	US$	2,126	N/A	US$	2,126
	National City Corp.	—	”	—	US$	3,410	N/A	US$	3,410
	National Westminster Bk Plc	—	”	—	US$	1,323	N/A	US$	1,323
	Nationwide Bldg Soc	—	”	—	US$	3,537	N/A	US$	3,537
	Nationwide Life Global Fdg I	—	”	—	US$	3,501	N/A	US$	3,501
	Nationwide Life Global Mtn	—	”	—	US$	1,485	N/A	US$	1,485
	Nucor Corp.	—	”	—	US$	3,797	N/A	US$	3,797
	Oracle Corp. / Ozark Hldg Inc.	—	”	—	US$	1,973	N/A	US$	1,973
	Pepsico Inc. Mtn Book Entry	—	”	—	US$	3,619	N/A	US$	3,619
	Pnc Fdg Corp.	—	”	—	US$	1,007	N/A	US$	1,007
	Popular North Amer Inc.	—	”	—	US$	2,910	N/A	US$	2,910
	Praxair Inc.	—	”	—	US$	3,138	N/A	US$	3,138
	Premark Intl Inc.	—	”	—	US$	2,729	N/A	US$	2,729
	Pricoa Global Fdg I Mtn	—	”	—	US$	3,401	N/A	US$	3,401
	Principal Finl Group Australia	—	”	—	US$	1,013	N/A	US$	1,013
	Principal Life Global Fdg I Gl	—	”	—	US$	1,165	N/A	US$	1,165
	Protective Life Secd Trs	—	”	—	US$	2,913	N/A	US$	2,913
	Protective Life Secd Trs Mtn	—	”	—	US$	3,390	N/A	US$	3,390
	Prudential Ins Co. Amer	—	”	—	US$	2,629	N/A	US$	2,629
	Public Svc Elec Gas Co.	—	”	—	US$	3,682	N/A	US$	3,682
	Regions Finl Corp. New	—	”	—	US$	2,371	N/A	US$	2,371
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Safeco Corp.	—	Available-for-sale financial assets	—	US$	715	N/A	US$	715
	Sbc Communications Inc.	—	”	—	US$	1,041	N/A	US$	1,041
	Sbc Communications Inc.	—	”	—	US$	697	N/A	US$	697
	Simon Ppty Group Lp	—	”	—	US$	1,009	N/A	US$	1,009
	Slm Corp. Medium Term Nts	—	”	—	US$	8,998	N/A	US$	8,998
	Sp Powerassests Ltd. Global	—	”	—	US$	969	N/A	US$	969
	St Paul Cos Inc. Mtn Bk Ent	—	”	—	US$	2,550	N/A	US$	2,550
	Suntrust Bk Atlanta Ga Medium	—	”	—	US$	3,442	N/A	US$	3,442
	Tiaa Global Mkts Inc.	—	”	—	US$	500	N/A	US$	500
	Unitedhealth Group Inc.	—	”	—	US$	3,000	N/A	US$	3,000
	Us Bk Natl Assn Cincinnati Oh	—	”	—	US$	2,915	N/A	US$	2,915
	Vodafone Airtouch Plc	—	”	—	US$	4,449	N/A	US$	4,449
	Wachovia Corp. New	—	”	—	US$	2,040	N/A	US$	2,040
	Washington Mut Bk Fa	—	”	—	US$	3,997	N/A	US$	3,997
	Washington Mut Inc.	—	”	—	US$	1,692	N/A	US$	1,692
	Washington Mut Inc.	—	”	—	US$	1,000	N/A	US$	1,000
	Washington Post Co.	—	”	—	US$	3,001	N/A	US$	3,001
	Wells Fargo + Co. New	—	”	—	US$	2,943	N/A	US$	2,943
	Wells Fargo + Co. New Med Trm	—	”	—	US$	4,311	N/A	US$	4,311
	Westfield Cap Corp. Ltd.	—	”	—	US$	2,005	N/A	US$	2,005
	Wps Resources Corp.	—	”	—	US$	1,047	N/A	US$	1,047

	Corporate issued asset - backed securities
	American Home Mtg Invt Tr	—	Available-for-sale financial assets	—	US$	116	N/A	US$	116
	Americredit Auto Rec Tr	—	”	—	US$	1,004	N/A	US$	1,004
	Americredit Automobile Rec Tr	—	”	—	US$	1,116	N/A	US$	1,116
	Americredit Automobile Rec Tr	—	”	—	US$	2,598	N/A	US$	2,598
	Americredit Automobile Rec Tr	—	”	—	US$	3,269	N/A	US$	3,269
	Americredit Automobile Receiva	—	”	—	US$	4,609	N/A	US$	4,609
	Americredit Automobile Receivb	—	”	—	US$	2,891	N/A	US$	2,891
	Atlantic City Elc Trns Fdgllc	—	”	—	US$	420	N/A	US$	420
	Ba Cr Card Tr	—	”	—	US$	4,300	N/A	US$	4,300
	Banc Amer Coml Mtg Inc.	—	”	—	US$	2,869	N/A	US$	2,869
	Banc Amer Fdg 2006 I Tr	—	”	—	US$	4,332	N/A	US$	4,332
	Bank Of Amer Lease Equip Tr	—	”	—	US$	1,057	N/A	US$	1,057
	Bear Stearns Alt A Tr	—	”	—	US$	628	N/A	US$	628
	Bear Stearns Arm Tr	—	”	—	US$	3,480	N/A	US$	3,480
	Bear Stearns Arm Tr	—	”	—	US$	1,951	N/A	US$	1,951
	Bear Stearns Coml Mtg Secs Inc.	—	”	—	US$	6,358	N/A	US$	6,358
	Bear Stearns Coml Mtg Secs Inc.	—	”	—	US$	3,541	N/A	US$	3,541
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Capital Auto Receivables Asset	—	Available-for-sale financial assets	—	US$	3,243	N/A	US$	3,243
	Capital One Auto Fin Tr	—	”	—	US$	2,618	N/A	US$	2,618
	Capital One Auto Fin Tr	—	”	—	US$	2,986	N/A	US$	2,986
	Capital One Auto Fin Tr	—	”	—	US$	4,998	N/A	US$	4,998
	Capital One Multi Asset Execut	—	”	—	US$	3,941	N/A	US$	3,941
	Capital One Multi Asset Execut	—	”	—	US$	2,963	N/A	US$	2,963
	Capital One Prime Auto Rec	—	”	—	US$	3,981	N/A	US$	3,981
	Capital One Prime Auto Receiv	—	”	—	US$	2,507	N/A	US$	2,507
	Caterpillar Finl Asset Tr	—	”	—	US$	1,525	N/A	US$	1,525
	Caterpillar Finl Asset Tr	—	”	—	US$	8,142	N/A	US$	8,142
	Cbass Tr	—	”	—	US$	4,262	N/A	US$	4,262
	Cendant Rent Car Fdg Aesop Llc	—	”	—	US$	9,297	N/A	US$	9,297
	Cit Equip Coll Tr	—	”	—	US$	1,899	N/A	US$	1,899
	Cit Equip Coll Tr	—	”	—	US$	3,985	N/A	US$	3,985
	Citibank Cr Card Issuance Tr	—	”	—	US$	9,864	N/A	US$	9,864
	Citibank Cr Card Issuance Tr	—	”	—	US$	2,688	N/A	US$	2,688
	CitiCorp. Mtg Secs	—	”	—	US$	582	N/A	US$	582
	Cnh Equip Tr	—	”	—	US$	1,984	N/A	US$	1,984
	Credit Suisse First Boston Mtg	—	”	—	US$	3,740	N/A	US$	3,740
	Credit Suisse First Boston Mtg	—	”	—	US$	3,576	N/A	US$	3,576
	Credit Suisse First Boston Mtg	—	”	—	US$	444	N/A	US$	444
	Cwabs	—	”	—	US$	4,261	N/A	US$	4,261
	Cwabs Inc.	—	”	—	US$	224	N/A	US$	224
	Cwmbs Inc.	—	”	—	US$	893	N/A	US$	893
	Daimlerchrysler Auto Tr	—	”	—	US$	4,315	N/A	US$	4,315
	Daimlerchrysler Auto Tr	—	”	—	US$	1,695	N/A	US$	1,695
	Deere John Owner Tr	—	”	—	US$	2,452	N/A	US$	2,452
	Drive Auto Receivables Tr	—	”	—	US$	3,191	N/A	US$	3,191
	Fifth Third Auto Tr	—	”	—	US$	12	N/A	US$	12
	First Franklin Mtg Ln Tr	—	”	—	US$	4,290	N/A	US$	4,290
	First Horizon Abs Tr	—	”	—	US$	528	N/A	US$	528
	First Union Lehman Bros Mtg Tr	—	”	—	US$	1,715	N/A	US$	1,715
	Ford Credit Auto Owner Trust	—	”	—	US$	4,324	N/A	US$	4,324
	Ge Cap Cr Card Master Nt Tr	—	”	—	US$	2,846	N/A	US$	2,846
	Granite Mtgs Plc	—	”	—	US$	564	N/A	US$	564
	Gs Mtg Secs Corp.	—	”	—	US$	4,145	N/A	US$	4,145
	Gsamp Tr	—	”	—	US$	4,251	N/A	US$	4,251
	Harley Davidson Motorcycle Tr	—	”	—	US$	150	N/A	US$	150
	Harley Davidson Motorcycle Tr	—	”	—	US$	5,825	N/A	US$	5,825
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Hertz Veh Fing Llc	—	Available-for-sale financial assets	—	US$	5,319	N/A	US$	5,319
	Holmes Fing No 8 Plc	—	”	—	US$	5,000	N/A	US$	5,000
	Home Equity Mtg Tr 2006 4	—	”	—	US$	4,222	N/A	US$	4,222
	Hsbc Automotive Tr	—	”	—	US$	2,980	N/A	US$	2,980
	Hyundai Auto Receivables Tr	—	”	—	US$	5,537	N/A	US$	5,537
	Hyundai Auto Receivables Tr	—	”	—	US$	3,212	N/A	US$	3,212
	Hyundai Auto Receivables Tr	—	”	—	US$	3,928	N/A	US$	3,928
	Impac Cmb Tr	—	”	—	US$	308	N/A	US$	308
	Impac Cmb Tr	—	”	—	US$	238	N/A	US$	238
	Lb Ubs Coml Mtg Tr	—	”	—	US$	3,493	N/A	US$	3,493
	Long Beach Mtg Ln Tr	—	”	—	US$	3,203	N/A	US$	3,203
	Mastr Asset Backed	—	”	—	US$	4,224	N/A	US$	4,224
	Mbna Master Cr Card Tr II	—	”	—	US$	7,605	N/A	US$	7,605
	Merrill Lynch Mtg Invs Inc.	—	”	—	US$	5,887	N/A	US$	5,887
	Morgan Stanley Ixis Estate Tr	—	”	—	US$	4,110	N/A	US$	4,110
	National City Auto Receivables	—	”	—	US$	41	N/A	US$	41
	Navistar Finl 2003 A Owner Tr	—	”	—	US$	2,956	N/A	US$	2,956
	Nissan Auto Receivables	—	”	—	US$	72	N/A	US$	72
	Nissan Auto Receivables	—	”	—	US$	3,928	N/A	US$	3,928
	Nomura Asset Accep Corp.	—	”	—	US$	4,150	N/A	US$	4,150
	Onyx Accep Owner Tr	—	”	—	US$	3,774	N/A	US$	3,774
	Pg+E Energy Recovery Fdg Llc	—	”	—	US$	3,997	N/A	US$	3,997
	Providian Gateway Owner Tr	—	”	—	US$	3,942	N/A	US$	3,942
	Reliant Energy Transition Bd	—	”	—	US$	2,486	N/A	US$	2,486
	Residential Asset Mtg Prods	—	”	—	US$	2,484	N/A	US$	2,484
	Residential Asset Sec Mtg Pass	—	”	—	US$	1,865	N/A	US$	1,865
	Residential Asset Sec Mtg Pass	—	”	—	US$	2,711	N/A	US$	2,711
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	2,014	N/A	US$	2,014
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	4,058	N/A	US$	4,058
	Sequoia Mtg Tr	—	”	—	US$	548	N/A	US$	548
	Sequoia Mtg Tr	—	”	—	US$	496	N/A	US$	496
	Sequoia Mtg Tr	—	”	—	US$	737	N/A	US$	737
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	1,389	N/A	US$	1,389
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	472	N/A	US$	472
	Terwin Mtg Tr	—	”	—	US$	4,065	N/A	US$	4,065
	Tw Hotel Fdg 2005 Llc	—	”	—	US$	4,103	N/A	US$	4,103
	Txu Elec Delivery Transition	—	”	—	US$	2,219	N/A	US$	2,219
	Usaa Auto Owner Tr	—	”	—	US$	4,238	N/A	US$	4,238
	Wamu Mtg Pass Thru Ctfs	—	”	—	US$	1,002	N/A	US$	1,002
	Wamu Tr	—	”	—	US$	975	N/A	US$	975
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Washington Mut Mtg Pass	—	Available-for-sale financial assets	—	US$	1,759	N/A	US$	1,759
	Washington Mut Mtg Secs Corp.	—	”	—	US$	2,984	N/A	US$	2,984
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	4,986	N/A	US$	4,986
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	4,926	N/A	US$	4,926
	Wells Fargo Mtg Backed Secs	—	”	—	US$	4,367	N/A	US$	4,367
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	2,856	N/A	US$	2,856
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	3,399	N/A	US$	3,399
	Wells Fargo Mtg Bkd Secs Tr	—	”	—	US$	2,748	N/A	US$	2,748
	Wfs Finl	—	”	—	US$	620	N/A	US$	620
	Wfs Finl 2004 4 Owner Tr	—	”	—	US$	932	N/A	US$	932
	Wfs Finl 2005 2 Oner Tr	—	”	—	US$	2,220	N/A	US$	2,220
	Whole Auto Ln Tr	—	”	—	US$	1,219	N/A	US$	1,219
	Whole Auto Ln Tr	—	”	—	US$	2,955	N/A	US$	2,955
	Agency bond
	Federal Home Ln Bks	—	Available-for-sale financial assets	—	US$	8,768	N/A	US$	8,768
	Federal Home Ln Bks	—	”	—	US$	4,920	N/A	US$	4,920
	Federal Home Ln Bks	—	”	—	US$	8,743	N/A	US$	8,743
	Federal Home Ln Bks	—	”	—	US$	4,856	N/A	US$	4,856
	Federal Home Ln Bks	—	”	—	US$	5,851	N/A	US$	5,851
	Federal Home Ln Bks	—	”	—	US$	7,952	N/A	US$	7,952
	Federal Home Ln Bks	—	”	—	US$	4,885	N/A	US$	4,885
	Federal Home Ln Bks	—	”	—	US$	2,991	N/A	US$	2,991
	Federal Home Ln Bks	—	”	—	US$	6,099	N/A	US$	6,099
	Federal Home Ln Bks	—	”	—	US$	12,279	N/A	US$	12,279
	Federal Home Ln Bks	—	”	—	US$	6,905	N/A	US$	6,905
	Federal Home Ln Bks	—	”	—	US$	5,898	N/A	US$	5,898
	Federal Home Ln Bks	—	”	—	US$	7,506	N/A	US$	7,506
	Federal Home Ln Bks	—	”	—	US$	2,386	N/A	US$	2,386
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,976	N/A	US$	1,976
	Federal Home Ln Mtg Corp.	—	”	—	US$	5,948	N/A	US$	5,948
	Federal Home Ln Mtg Corp.	—	”	—	US$	6,440	N/A	US$	6,440
	Federal Home Loan Banks	—	”	—	US$	8,049	N/A	US$	8,049
	Federal Natl Mtg Assn	—	”	—	US$	4,365	N/A	US$	4,365
	Federal Natl Mtg Assn	—	”	—	US$	5,915	N/A	US$	5,915
	Federal Natl Mtg Assn	—	”	—	US$	3,943	N/A	US$	3,943
	Federal Natl Mtg Assn	—	”	—	US$	7,868	N/A	US$	7,868
	Federal Natl Mtg Assn	—	”	—	US$	19,766	N/A	US$	19,766
	Federal Natl Mtg Assn	—	”	—	US$	14,973	N/A	US$	14,973
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Natl Mtg Assn	—	Available-for-sale financial assets	—	US$	10,467	N/A	US$	10,467
	Federal Natl Mtg Assn	—	"	—	US$	6,511	N/A	US$	6,511
	Federal Natl Mtg Assn	—	"	—	US$	3,000	N/A	US$	3,000
	Federal Natl Mtg Assn Medium	—	"	—	US$	3,415	N/A	US$	3,415
	Federal Natl Mtg Assn Mtn	—	"	—	US$	2,914	N/A	US$	2,914
	Federal Natl Mtg Assn Mtn	—	"	—	US$	2,900	N/A	US$	2,900
	Federal Natl Mtg Assn Mtn	—	"	—	US$	5,318	N/A	US$	5,318
	Tennessee Valley Auth	—	"	—	US$	6,024	N/A	US$	6,024
	Fed Hm Ln Pc Pool 1H2520	—	"	—	US$	3,100	N/A	US$	3,100
	Fed Hm Ln Pc Pool 1H2524	—	"	—	US$	2,354	N/A	US$	2,354
	Fed Hm Ln Pc Pool 781959	—	"	—	US$	6,040	N/A	US$	6,040
	Fed Hm Ln Pc Pool 847628	—	"	—	US$	3,796	N/A	US$	3,796
	Fed Hm Ln Pc Pool B19205	—	"	—	US$	8,560	N/A	US$	8,560
	Fed Hm Ln Pc Pool E89857	—	"	—	US$	1,595	N/A	US$	1,595
	Fed Hm Ln Pc Pool G11295	—	"	—	US$	1,371	N/A	US$	1,371
	Fed Hm Ln Pc Pool M80855	—	"	—	US$	3,287	N/A	US$	3,287
	Federal Home Ln Mtg	—	"	—	US$	3,019	N/A	US$	3,019
	Federal Home Ln Mtg Corp.	—	"	—	US$	2,208	N/A	US$	2,208
	Federal Home Ln Mtg Corp.	—	"	—	US$	3,917	N/A	US$	3,917
	Federal Home Ln Mtg Corp.	—	"	—	US$	3,626	N/A	US$	3,626
	Federal Home Ln Mtg Corp.	—	"	—	US$	3,076	N/A	US$	3,076
	Federal Home Ln Mtg Corp.	—	"	—	US$	4,464	N/A	US$	4,464
	Federal Home Ln Mtg Corp.	—	"	—	US$	1,389	N/A	US$	1,389
	Federal Home Ln Mtg Corp.	—	"	—	US$	3,176	N/A	US$	3,176
	Federal Home Ln Mtg Corp.	—	"	—	US$	3,738	N/A	US$	3,738
	Federal Home Ln Mtg Corp.	—	"	—	US$	3,216	N/A	US$	3,216
	Federal Home Ln Mtg Corp.	—	"	—	US$	1,356	N/A	US$	1,356
	Federal Home Ln Mtg Corp.	—	"	—	US$	8,535	N/A	US$	8,535
	Federal Home Ln Mtg Corp.	—	"	—	US$	3,409	N/A	US$	3,409
	Federal Home Ln Mtg Corp.	—	"	—	US$	2,976	N/A	US$	2,976
	Federal Home Ln Mtg Corp.	—	"	—	US$	4,502	N/A	US$	4,502
	Federal Home Ln Mtg Corp.	—	"	—	US$	2,965	N/A	US$	2,965
	Federal Home Ln Mtg Corp.	—	"	—	US$	3,743	N/A	US$	3,743
	Federal Home Ln Mtg Corp.	—	"	—	US$	4,381	N/A	US$	4,381
	Federal Home Ln Mtg Corp.	—	"	—	US$	4,223	N/A	US$	4,223
	Federal Natl Mtg Assn	—	"	—	US$	2,807	N/A	US$	2,807
	Federal Natl Mtg Assn	—	"	—	US$	259	N/A	US$	259
	Federal Natl Mtg Assn	—	"	—	US$	3,158	N/A	US$	3,158
	Federal Natl Mtg Assn	—	"	—	US$	2,465	N/A	US$	2,465
(Continued)

				December 31, 2006
								Market Value or
Held Company		Relationship with the		Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Natl Mtg Assn	—	Available-for-sale financial assets	—	US$	4,290	N/A	US$	4,290
	Federal Natl Mtg Assn	—	"	—	US$	1,994	N/A	US$	1,994
	Federal Natl Mtg Assn	—	"	—	US$	4,339	N/A	US$	4,339
	Federal Natl Mtg Assn	—	"	—	US$	632	N/A	US$	632
	Federal Natl Mtg Assn Gtd	—	"	—	US$	2,215	N/A	US$	2,215
	Federal Natl Mtg Assn Gtd	—	"	—	US$	2,239	N/A	US$	2,239
	Fnma Pool 254507	—	"	—	US$	1,616	N/A	US$	1,616
	Fnma Pool 254834	—	"	—	US$	1,417	N/A	US$	1,417
	Fnma Pool 255883	—	"	—	US$	3,490	N/A	US$	3,490
	Fnma Pool 555549	—	"	—	US$	1,616	N/A	US$	1,616
	Fnma Pool 632399	—	"	—	US$	434	N/A	US$	434
	Fnma Pool 662401	—	"	—	US$	659	N/A	US$	659
	Fnma Pool 667766	—	"	—	US$	1,574	N/A	US$	1,574
	Fnma Pool 680932	—	"	—	US$	1,307	N/A	US$	1,307
	Fnma Pool 681393	—	"	—	US$	2,749	N/A	US$	2,749
	Fnma Pool 685116	—	"	—	US$	629	N/A	US$	629
	Fnma Pool 687863	—	"	—	US$	2,647	N/A	US$	2,647
	Fnma Pool 696485	—	"	—	US$	3,194	N/A	US$	3,194
	Fnma Pool 703711	—	"	—	US$	538	N/A	US$	538
	Fnma Pool 725095	—	"	—	US$	1,204	N/A	US$	1,204
	Fnma Pool 730033	—	"	—	US$	1,470	N/A	US$	1,470
	Fnma Pool 740934	—	"	—	US$	1,415	N/A	US$	1,415
	Fnma Pool 790828	—	"	—	US$	2,559	N/A	US$	2,559
	Fnma Pool 793025	—	"	—	US$	2,466	N/A	US$	2,466
	Fnma Pool 793932	—	"	—	US$	631	N/A	US$	631
	Fnma Pool 794040	—	"	—	US$	825	N/A	US$	825
	Fnma Pool 795548	—	"	—	US$	411	N/A	US$	411
	Fnma Pool 806642	—	"	—	US$	1,235	N/A	US$	1,235
	Fnma Pool 813641	—	"	—	US$	3,720	N/A	US$	3,720
	Fnma Pool 815626	—	"	—	US$	2,945	N/A	US$	2,945
	Fnma Pool 816594	—	"	—	US$	2,067	N/A	US$	2,067
	Fnma Pool 825395	—	"	—	US$	2,818	N/A	US$	2,818
	Fnma Pool 825398	—	"	—	US$	4,224	N/A	US$	4,224
	Fnma Pool 841069	—	"	—	US$	2,882	N/A	US$	2,882
	Fnma Pool 879906	—	"	—	US$	1,636	N/A	US$	1,636
	Gnma Ii Pool 081150	—	"	—	US$	613	N/A	US$	613
	Gnma Ii Pool 081153	—	"	—	US$	2,119	N/A	US$	2,119

	Money market funds
	SSGA Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	20,488	N/A	US$	20,488
(Concluded)

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
The Company	Government bond
	Kreditanatalt Fur Wiederaufbau	Available-for-sale financial assets	—	—	—	US$	6,881	—	US$	—	—	US$	6,866	US$	6,881	US$	(15)	—	US$	—
	United States Treas NTS	"	—	—	—	US$	46,173	—	US$	268,521	—	US$	310,469	US$	311,106	US$	(638)	—		—
	2004 Government Bond Series B	"	KGI Securities Co., Ltd. and several financial institutions	—	—		$—	—		$1,005,115	—		$—		$—	$—		—		$999,779
	2003 Government Bond Series B	"	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		998,324	—		—		—	—		—		998,288
	2006 Government Bond Series D	Held-to-maturity financial assets	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		3,658,659	—		—		—	—		—		3,657,320
	2005 Government Bond Series A	"	KGI Securities Co., Ltd. and several financial institutions	—	—		2,548,977	—		499,084	—		—		—	—		—		3,049,919
	2003 Government Bond Series B	"	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		1,647,823	—		—		—	—		—		1,647,851
	2003 Asian Development Bank Govt. Bond Series	"	JP Morgan Chase Bank	—	—		—	—		827,820	—		—		—	—		—		835,840
	2003 Government Bond Series F	"	KGI Securities Co., Ltd. and several financial institutions	—	—		149,441			647,445	—		—		—	—		—		797,299
	2003 Government Bond Series H	"	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		401,728	—		—		—	—		—		401,568
	European Investment Bank Bonds	"	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		367,600	—		—		—	—		—		372,265
	2004 Kachsiung Municipal Series B	"	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		249,998	—		—		—	—		—		249,998
	2003 European Bank for Recomspruction and Development Govt Bond Series A	"	JP Morgan Chase Bank	—	—		—	—		87,461	—		—		—	—		—		88,198

	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	3,764		610,864	18,455		3,000,000	—		—		—	—		22,219		3,655,939
	ABN AMRO Bond Fund	"	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	—	134,906		2,004,862	40,250		600,000	—		—		—	—		175,156		2,639,459
	Fuh Hwa Bond	"	Fuh Hwa Investment Trust Co.	—	—		—	125,122		1,655,781	—		—		—	—		125,122		1,667,908
	Mega Diamond Bond Fund	"	Mega Investment Trust Corporation	—	—		—	139,333		1,600,000	—		—		—	—		139,333		1,602,947
	Prudential Financial Bond Fund	"	Cathay Securities Investment Trust Co., Ltd.	—	—		—	103,751		1,500,000	—		—		—	—		103,751		1,516,294
	NITC Taiwan Bond	"	Allianz Dresdner Securities Investment Consulting Co., Ltd.	—	—		—	93,312		1,300,000	—		—		—	—		93,312		1,314,669
	JF Taiwan Bond Fund	"	JF Asset Management (Taiwan) Ltd.	—	62,009		933,430	23,136		350,000	—		—		—	—		85,145		1,299,088
	Cathay Bond	"	National Investment Trust Co., Ltd.	—	—		—	122,762		1,400,000	13,042		150,000		148,736	1,264		109,720		1,265,092
	JIH SUN Bond Fund	"	JIH SUN Investment Trust (Taiwan) Ltd.	—	—		—	88,165		1,200,000	—		—		—	—		88,165		1,202,901
	Dresdner Bond DAM Fund	"	JF Asset Management (Taiwan) Ltd.	—	69,303		792,068	34,914		400,000	8,664		100,000		99,103	897		95,553		1,107,206
	ABN AMRO Income	"	Fuh Hwa Investment Trust Co.	—	—		—	63,947		1,000,000	—		—		—	—		63,947		1,012,377
	President James Bond	"	HSBC Investment (Taiwan) Ltd.	—	—		—	72,002		1,100,000	6,506		100,000		99,401	599		65,496		1,010,426
	AGI Taiwan Bond Fund	"	AGI Securities Investment Trust (Taiwan) Ltd.	—	—		—	78,629		1,000,000	—		—		—	—		78,629		1,002,595
	JF Taiwan First Bond Fund	"	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	—	63,131		875,416	14,399		200,000	10,704		150,000		148,472	1,528		66,826		939,082
	Shinkong Chi Shin Bond Fund	"	Fuh Hwa Investment Trust Co.	—	55,063		778,482	17,617		250,000	10,497		150,000		148,542	1,458		62,183		890,660
	ABN AMRO Select Bond Fund	"	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	—	18,235		203,860	93,738		1,050,000	35,380		400,000		396,179	3,821		76,593		868,076
	Taishin Lucky Fund	"	Uni-President Assets Management Corp.	—	—		—	78,624		800,000	—		—		—	—		78,624		806,386
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	Polaris De-Bao Fund	Available-for-sale financial assets	Polaris International Securities Investment Trust Co., Ltd.	—	—		$—	63,273		$700,000	—		$—		$—		$—	63,273	$701,069
	TIIM High Yield	"	Shinkong Securities Investment Trust (Taiwan) Ltd.	—	—		—	56,812		700,000	12,127		150,000		149,276		724	44,685	554,863
	HSBC Taiwan Money Management	"	Taiwan International Securities Corp.	—	—		—	47,667		700,000	13,574		200,007		199,327		680	34,093	506,250
	Invesco R.O.C. Bond Rund	"	Taishin Securities Investment Trust (Taiwan) Ltd.	—	—		—	27,176		403,727	—		—		—		—	27,176	403,774
	Fuhwa Albatross Fund	"	Invesco Asset management Taiwan	—	—		—	89,510		1,000,000	89,510		1,005,781		1,000,000		5,781	—	—
	Invesco Income Fund	"	Taishin Securities Investment Trust (Taiwan) Ltd.	—	—		—	44,180		500,000	44,180		503,727		500,000		3,727	—	—

	Stock
	SSMC	Investment accounted for using equity method	—	Equity method investee	382		4,215,200	81		2,432,705	—		—		—		—	463	7,960,869

	Capital
	VTAF II	Investment accounted for using equity method	—	Subsidiary	—		642,479	—		130,956	—		—		—		—	—	733,130
	VTAF III	"	—	"	—		—	—		243,545	—		—		—		—	—	228,005

	Corporate bond										—		—
	Taiwan Power Company	Held-to-maturity financial assets	KGI Securities Co., Ltd.	—	—		3,263,349	—		1,690,567	—		—		—		—	—	4,080,391
	Formosa Petrochemical Corporation	"	KGI Securities Co., Ltd.	—	—		1,093,283	—		2,769,533	—		—		—		—	—	3,566,946
	Nan Ya Plastics Corporation	"	KGI Securities Co., Ltd.	—	—		2,150,842	—		1,097,943	—		—		—		—	—	2,773,810
	Chinese Petroleum Corporation	"	KGI Securities Co., Ltd. and several financial institutions	—	—		705,436	—		1,000,441	—		—		—		—	—	1,451,378
	China Steel Corporation	"	KGI Securities Co., Ltd.	—	—		1,010,532	—		1,000,000	—		—		—		—	—	1,000,000
	Formosa Plastic Corporation	"	KGI Securities Co., Ltd. and several financial institutions	—	—		268,855	—		379,809	—		—		—		—	—	516,663
	Shanghai commercial & Saving Bank	"	KGI Securities Co., Ltd.	—	—		—	—		283,996	—		—		—		—	—	286,497
	Hua Nan Bank	Available-for-sale financial assets	HSBC	—	—		—	—		1,526,049	—		—		—		—	—	1,545,864
	Cathay Bank	"	HSBC	—	—		—	—		1,144,877	—		—		—		—	—	1,159,576
	Taiwan Power Company	"	KGI Securities Co., Ltd.	—	—		—	—		1,046,302	—		—		—		—	—	1,046,799
	Formosa Petrochemical Corporation	"	KGI Securities Co., Ltd.	—	—		—	—		397,076	—		—		—		—	—	397,963
	American Express Co.	"	—	—	—	US$	3,550	—		—	—	US$	3,432	US$	3,550	US$	(118)	—	—
	American Gen Fin Corp. Mtn	"	—	—	—		—	—	US$	3,415	—	US$	3,446	US$	3,415	US$	31	—	—
	American Honda Fin Corp. Mtn	"	—	—	—		—	—	US$	3,087	—	US$	3,095	US$	3,087	US$	8	—	—
	American Honda Fin Corp. Mtn	"	—	—	—	US$	3,800	—		—	—	US$	3,805	US$	3,800	US$	5	—	—
	Bank One Corp.	"	—	—	—		—	—	US$	3,326	—	US$	3,325	US$	3,326	US$	(1)	—	—
	Bear Stearns Cos Inc.	"	—	—	—	US$	3,329	—		—	—	US$	3,340	US$	3,329	US$	11	—	—
	Bear Stearns Cos Inc.	"	—	—	—	US$	3,757	—		—	—	US$	3,575	US$	3,757	US$	(182)	—	—
	Cargill Inc.	"	—	—	—		—	—	US$	3,337	—	US$	3,370	US$	3,337	US$	33	—	—
	Caterpillar Finl Svcs Mtn	"	—	—	—	US$	5,721	—		—	—	US$	5,761	US$	5,721	US$	40	—	—
	Chase Manhattan Corp. New	"	—	—	—	US$	1,628	—	US$	3,540	—	US$	5,091	US$	5,168	US$	(77)	—	—
	Cit Group Hldgs Inc.	"	—	—	—	US$	3,203	—		—	—	US$	3,036	US$	3,203	US$	(167)	—	—
	Cogentrix Energy Inc.	"	—	—	—	US$	2,885	—	US$	1,132	—	US$	3,777	US$	4,017	US$	(239)	—	—
	Countrywide Home Lns Inc.	"	—	—	—	US$	5,210	—		—	—	US$	5,001	US$	5,210	US$	(209)	—	—
	Credit Suisse Fb USA Inc	"	—	—	—	US$	4,141	—		—	—	US$	4,003	US$	4,141	US$	(138)	—	—
	Deere John Cap Corp.	"	—	—	—		—	—	US$	4,911	—	US$	4,899	US$	4,911	US$	(12)	—	—
	Deere John Cap Corp.	"	—	—	—	US$	5,079	—		—	—	US$	5,013	US$	5,079	US$	(66)	—	—
	Diageo Plc	"	—	—	—	US$	3,459	—		—	—	US$	3,436	US$	3,459	US$	(23)	—	—
	European Invt Bk	"	—	—	—	US$	8,315	—		—	—	US$	8,002	US$	8,315	US$	(313)	—	—
	European Invt Bk	"	—	—	—	US$	3,918	—		—	—	US$	3,930	US$	3,918	US$	12	—	—
	European Invt Bk	"	—	—	—		—	—	US$	5,995	—	US$	5,994	US$	5,995	US$	(1)	—	—
	Federal Home Ln Bks	"	—	—	—		—	—	US$	7,937	—	US$	7,937	US$	7,937		—	—	—
	General Elec Cap Corp. Mtn	"	—	—	—		—	—	US$	3,351	—	US$	3,399	US$	3,351	US$	48	—	—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	General Elec Cap Corp. Mtn	Available-for-sale financial assets	—	—	—	US$	3,989	—	US$	—	—	US$	3,893	US$	3,989	US$	(96)	—	US$	—
	General Elec Cap Corp. Mtn	"	—	—	—	US$	8,862	—		—	—	US$	8,716	US$	8,862	US$	(146)	—		—
	General Re Corp.	"	—	—	—	US$	3,500	—		—	—	US$	3,319	US$	3,500	US$	(181)	—		—
	Genworth Finl Inc.	"	—	—	—	US$	3,412	—		—	—	US$	3,415	US$	3,412	US$	3	—		—
	Goldman Sachs Group Inc.	"	—	—	—	US$	4,981	—		—	—	US$	4,941	US$	4,981	US$	(40)	—		—
	Goldman Sachs Group Inc.	"	—	—	—	US$	3,477	—		—	—	US$	3,453	US$	3,477	US$	(24)	—		—
	Hancock John Global Fdg Ii Mtn	"	—	—	—	US$	3,566	—		—	—	US$	3,486	US$	3,566	US$	(80)	—		—
	Hancock John Global Fdg Ii Mtn	"	—	—	—		—	—	US$	3,808	—	US$	3,808	US$	3,808		—	—		—
	Hartford Finl Svcs Group Inc.	"	—	—	—		—	—	US$	5,016	—	US$	5,048	US$	5,016	US$	32	—		—
	Hbos Plc Medium Term Sr Nts	"	—	—	—	US$	3,201	—		—	—	US$	3,182	US$	3,201	US$	(19)	—		—
	Hewlett Packard Co.	"	—	—	—	US$	3,373	—		—	—	US$	3,177	US$	3,373	US$	(196)	—		—
	Honeywell Inc.	"	—	—	—	US$	3,284	—		—	—	US$	3,017	US$	3,284	US$	(267)	—		—
	Hsbc Fin Corp. Mtn	"	—	—	—	US$	5,097	—		—	—	US$	5,066	US$	5,097	US$	(31)	—		—
	Intl Lease Fin Corp. Mtn	"	—	—	—	US$	2,471	—	US$	4,100	—	US$	6,578	US$	6,571	US$	7	—		—
	Jp Morgan Chase + Co.	"	—	—	—	US$	3,406	—		—	—	US$	3,310	US$	3,406	US$	(96)	—		—
	Jp Morgan Chase + Co.	"	—	—	—	US$	3,663	—		—	—	US$	3,519	US$	3,663	US$	(143)	—		—
	Key Bk Na Med Term Nts Bk Entr	"	—	—	—	US$	4,450	—		—	—	US$	4,393	US$	4,450	US$	(57)	—		—
	Keycorp Mtn Book Entry	"	—	—	—	US$	3,500	—		—	—	US$	3,508	US$	3,500	US$	8	—		—
	Keycorp Mtn Book Entry	"	—	—	—		—	—	US$	3,006	—	US$	3,016	US$	3,006	US$	10	—		—
	Merrill Lynch + Co. Inc.	"	—	—	—	US$	3,486	—		—	—	US$	3,426	US$	3,486	US$	(60)	—		—
	Merrill Lynch + Co. Inc.	"	—	—	—	US$	4,900	—		—	—	US$	4,842	US$	4,900	US$	(58)	—		—
	Metropolitan Life Global Mtn	"	—	—	—	US$	1,907	—	US$	1,419	—	US$	3,361	US$	3,326	US$	35	—		—
	Monumental Global Fdg Ii 2	"	—	—	—		—	—	US$	3,348	—	US$	3,382	US$	3,348	US$	34	—		—
	Morgan Stanley Group Inc.	"	—	—	—	US$	4,507	—		—	—	US$	4,386	US$	4,507	US$	(121)	—		—
	National City Corp.	"	—	—	—	US$	3,426	—		—	—	US$	3,402	US$	3,426	US$	(24)	—		—
	Nationwide Bldg Soc	"	—	—	—	US$	3,457	—		—	—	US$	3,495	US$	3,457	US$	38	—		—
	Nationwide Bldg Soc Mtn	"	—	—	—	US$	3,000	—		—	—	US$	3,004	US$	3,000	US$	4	—		—
	Nationwide Life Global Fdg I	"	—	—	—		—	—	US$	3,491	—	US$	3,520	US$	3,491	US$	29	—		—
	Nucor Corp.	"	—	—	—		—	—	US$	3,828	—	US$	3,811	US$	3,828	US$	(17)	—		—
	Pepsico Inc. Mtn Book Entry	"	—	—	—	US$	3,818	—		—	—	US$	3,624	US$	3,818	US$	(194)	—		—
	Praxair Inc.	"	—	—	—		—	—	US$	3,180	—	US$	3,147	US$	3,180	US$	(33)	—		—
	Pricoa Global Fdg 1 Mtn	"	—	—	—	US$	3,500	—		—	—	US$	3,504	US$	3,500	US$	4	—		—
	Pricoa Global Fdg I Mtn	"	—	—	—		—	—	US$	3,394	—	US$	3,403	US$	3,394	US$	9	—		—
	Public Svc Elec Gas Co.	"	—	—	—	US$	3,225	—	US$	483	—	US$	3,684	US$	3,708	US$	(24)	—		—
	Santander Us Debt S A Uniperso	"	—	—	—	US$	4,998	—		—	—	US$	4,957	US$	4,998	US$	(41)	—		—
	Slm Corp. Medium Term Nts	"	—	—	—	US$	2,950	—	US$	6,012	—	US$	8,949	US$	8,962	US$	(13)	—		—
	Suntrust Bk Atlanta Ga Medium	"	—	—	—		—	—	US$	3,409	—	US$	3,448	US$	3,409	US$	39	—		—
	Washington Mut Inc.	"	—	—	—	US$	4,735	—		—	—	US$	4,505	US$	4,735	US$	(230)	—		—
	Washington Post Co.	"	—	—	—	US$	3,182	—		—	—	US$	3,007	US$	3,182	US$	(175)	—		—
	Wells Fargo + Co. New	"	—	—	—	US$	3,697	—		—	—	US$	3,512	US$	3,697	US$	(185)	—		—
	Wells Fargo + Co. New	"	—	—	—		—	—	US$	6,076	—	US$	6,073	US$	6,076	US$	(3)	—		—

	Corporate issued asset-backed securities
	Americredit Automobile Rec Tr	Available-for-sale financial assets	—	—	—		—	—	US$	3,249	—	US$	3,261	US$	3,249	US$	12	—		—

	Americredit Automobile Receiva	"	—	—	—	US$	5,000	—		—	—	US$	4,959	US$	5,000	US$	(41)	—		—
	Americredit Automobile Receivb	"	—	—	—	US$	4,949	—		—	—	US$	3,826	US$	3,856	US$	(30)	—		—
	Banc Amer Coml Mtg Inc.	"	—	—	—	US$	4,462	—		—	—	US$	3,254	US$	3,325	US$	(71)	—		—
	Bear Stearns Arm Tr	"	—	—	—		—	—	US$	3,826	—	US$	3,597	US$	3,609	US$	(12)	—		—
	Bear Stearns Coml Mtg Secs Inc.	"	—	—	—	US$	6,350	—		—	—	US$	6,362	US$	6,350	US$	12	—		—
	Capital Auto Receivables Asset	"	—	—	—		—	—	US$	3,250	—	US$	3,232	US$	3,250	US$	(18)	—		—
	Capital One Auto Fin Tr	"	—	—	—		—	—	US$	5,000	—	US$	5,008	US$	5,000	US$	8	—		—
	Capital One Multi Asset Execut	"	—	—	—	US$	4,957	—		—	—	US$	4,879	US$	4,957	US$	(78)	—		—
	Capital One Multi Asset Execut	"	—	—	—	US$	3,974	—		—	—	US$	3,932	US$	3,974	US$	(42)	—		—
	Caterpillar Finl Asset Tr	"	—	—	—	US$	8,219	—		—	—	US$	8,121	US$	8,219	US$	(98)	—		—
	Cendant Rent Car Fdg Aesop Llc	"	—	—	—	US$	11,626	—		—	—	US$	11,412	US$	11,626	US$	(214)	—		—
	Cit Equip Coll Tr	"	—	—	—		—	—	US$	3,975	—	US$	3,996	US$	3,975	US$	21	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	Citibank Cr Card Issuance Tr	Available-for-sale financial assets	—	—	—	US$	9,782	—	US$	—	—	US$	9,797	US$	9,782	US$	15	—	US$	—
	Cnh Equip Tr	”	—	—	—	US$	5,000	—		—	—	US$	3,457	US$	3,500	US$	(43)	—		—
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	4,773	—	US$	4,834	US$	4,773	US$	61	—		—
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	3,750	—	US$	3,728	US$	3,750	US$	(22)	—		—
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	3,572	—	US$	3,566	US$	3,572	US$	(6)	—		—
	Drive Auto Receivables Tr	”	—	—	—	US$	3,200	—		—	—	US$	3,183	US$	3,200	US$	(17)	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,828	—	US$	4,577	US$	4,561	US$	16	—		—
	Ford Cr Auto Owner Tr	”	—	—	—	US$	10,908	—		—	—	US$	5,782	US$	5,836	US$	(54)	—		—
	Gs Mtg Secs Corp.	”	—	—	—		—	—	US$	4,150	—	US$	4,134	US$	4,150	US$	(16)	—		—
	Gsamp Tr	”	—	—	—		—	—	US$	4,250	—	US$	4,241	US$	4,250	US$	(9)	—		—
	Harley Davidson Motorcycle Tr	”	—	—	—	US$	5,999	—		—	—	US$	5,793	US$	5,999	US$	(206)	—		—
	Hertz Veh Fing Llc	”	—	—	—	US$	5,350	—		—	—	US$	5,284	US$	5,350	US$	(66)	—		—
	Holmes Fing No 8 Plc	”	—	—	—	US$	5,001	—		—	—	US$	5,000	US$	5,001		—	—		—
	Home Equity Mtg Tr 2006 4	”	—	—	—		—	—	US$	4,200	—	US$	4,200	US$	4,200		—	—		—
	Hyundai Auto Receivables Tr	”	—	—	—	US$	6,442	—		—	—	US$	6,202	US$	6,279	US$	(77)	—		—
	Hyundai Auto Receivables Tr	”	—	—	—	US$	3,250	—		—	—	US$	3,208	US$	3,250	US$	(42)	—		—
	Hyundai Auto Receivables Tr	”	—	—	—	US$	3,999	—		—	—	US$	3,904	US$	3,999	US$	(95)	—		—
	Lb Ubs Coml Mtg Tr	”	—	—	—	US$	4,001	—		—	—	US$	3,733	US$	3,779	US$	(46)	—		—
	Long Beach Mtg Ln Tr	”	—	—	—		—	—	US$	3,200	—	US$	3,195	US$	3,200	US$	(5)	—		—
	Massachusetts Rrb Spl Purp Tr	”	—	—	—	US$	3,900	—		—	—	US$	3,830	US$	3,900	US$	(70)	—		—
	Mastr Asset Backed Secs Tr	”	—	—	—	US$	3,499	—		—	—	US$	3,083	US$	3,079	US$	4	—		—
	Mbna Master Cr Card Tr Ii	”	—	—	—	US$	8,108	—		—	—	US$	7,653	US$	8,108	US$	(455)	—		—
	Merrill Lynch Mtg Invs Inc.	”	—	—	—		—	—	US$	6,665	—	US$	6,561	US$	6,558	US$	3	—		—
	Navistar Finl 2003 A Owner Tr	”	—	—	—	US$	4,928	—		—	—	US$	3,994	US$	4,035	US$	(41)	—		—
	Nissan Auto Receivables	”	—	—	—	US$	7,000	—		—	—	US$	6,132	US$	6,194	US$	(62)	—		—
	Nomura Asset Accep Corp.	”	—	—	—		—	—	US$	4,150	—	US$	4,144	US$	4,150	US$	(6)	—		—
	Onyx Accep Owner Tr	”	—	—	—	US$	4,913	—		—	—	US$	4,885	US$	4,913	US$	(28)	—		—
	Pg+E Energy Recovery Fdg Llc	”	—	—	—	US$	4,749	—		—	—	US$	4,646	US$	4,749	US$	(103)	—		—
	Providian Gateway Owner Tr	”	—	—	—	US$	3,992	—		—	—	US$	3,911	US$	3,992	US$	(81)	—		—
	Reliant Energy Transition Bd	”	—	—	—	US$	4,973	—		—	—	US$	3,994	US$	4,162	US$	(168)	—		—
	Residential Asset Sec Mtg Pass	”	—	—	—	US$	3,780	—		—	—	US$	3,052	US$	3,100	US$	(48)	—		—
	Residential Fdg Mtg Secs I Inc.	”	—	—	—	US$	4,817	—		—	—	US$	4,224	US$	4,309	US$	(85)	—		—
	Terwin Mtg Tr	”	—	—	—		—	—	US$	4,050	—	US$	4,033	US$	4,050	US$	(17)	—		—
	Toyota Auto Receivables 2003 B	”	—	—	—	US$	4,970	—		—	—	US$	4,963	US$	4,970	US$	(7)	—		—
	Tw Hotel Fdg 2005 Llc	”	—	—	—	US$	8,197	—	US$	(4,100)	—	US$	4,116	US$	4,097	US$	19	—		—
	Usaa Auto Owner Tr	”	—	—	—	US$	3,718	—		—	—	US$	3,696	US$	3,718	US$	(22)	—		—
	Washington Mut Mtg Secs Corp.	”	—	—	—	US$	4,067	—		—	—	US$	3,261	US$	3,302	US$	(41)	—		—
	Wells Fargo Finl Auto Owner Tr	”	—	—	—	US$	5,299	—		—	—	US$	5,235	US$	5,299	US$	(64)	—		—
	Wells Fargo Finl Auto Owner Tr	”	—	—	—		—	—	US$	4,893	—	US$	4,932	US$	4,893	US$	39	—		—
	Wells Fargo Mtg Bkd Secs	”	—	—	—	US$	3,661	—		—	—	US$	3,020	US$	3,054	US$	(34)	—		—
	Wells Fargo Mtg Bkd Secs	”	—	—	—		—	—	US$	3,772	—	US$	3,488	US$	3,500	US$	(12)	—		—
	Wfs Finl 2004 2 Owner Tr	”	—	—	—	US$	4,994	—		—	—	US$	4,913	US$	4,994	US$	(81)	—		—
	Wfs Finl 2004 4 Owner Tr	”	—	—	—	US$	5,399	—		—	—	US$	4,883	US$	4,955	US$	(72)	—		—
	World Omni Auto Receivables Tr	”	—	—	—	US$	5,963	—		—	—	US$	5,869	US$	5,963	US$	(94)	—		—

	Agency bond
	Fed Hm Ln Pc Pool 1h2520	Available-for-sale financial assets	—	—	—	US$	3,753	—		—	—	US$	3,329	US$	3,345	US$	(16)	—		—
	Fed Hm Ln Pc Pool 781959	”	—	—	—	US$	7,112	—		—	—	US$	6,577	US$	6,553	US$	24	—		—
	Fed Hm Ln Pc Pool M80855	”	—	—	—		—	—	US$	3,882	—	US$	3,381	US$	3,462	US$	(81)	—		—
	Federal Home Ln Mtg	”	—	—	—	US$	3,848	—		—	—	US$	3,308	US$	3,336	US$	(28)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,898	—	US$	3,919	US$	3,898	US$	21	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,954	—		—	—	US$	3,909	US$	3,920	US$	(11)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	6,096	—		—	—	US$	4,316	US$	4,424	US$	(108)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,962	—	US$	4,665	US$	4,683	US$	(18)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,351	—	US$	3,299	US$	3,294	US$	5	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,317	—	US$	3,893	US$	3,883	US$	10	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	4,098	—		—	—	US$	3,388	US$	3,402	US$	(14)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	9,905	—		—	—	US$	8,812	US$	8,851	US$	(39)	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	Federal Home Ln Mtg Corp.	Available-for-sale financial assets	—	—	—	US$	4,902	—	US$	—	—	US$	4,069	US$	4,159	US$	(90)	—	US$	—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,755	—		—	—	US$	3,308	US$	3,362	US$	(54)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,481	—	US$	4,476	US$	4,481	US$	(5)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,349	—	US$	3,114	US$	3,089	US$	25	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,857	—	US$	3,789	US$	3,776	US$	13	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	5,380	—	US$	4,574	US$	4,565	US$	9	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,631	—	US$	4,450	US$	4,435	US$	15	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,488	—	US$	4,444	US$	4,406	US$	38	—		—
	Federal Home Loan Mtg	”	—	—	—		—	—	US$	5,009	—	US$	4,937	US$	4,889	US$	48	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,030	—		—	—	US$	3,515	US$	3,568	US$	(53)	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,051	—		—	—	US$	3,131	US$	3,196	US$	(65)	—		—
	Fnma Pool 255883	”	—	—	—	US$	3,771	—		—	—	US$	3,559	US$	3,581	US$	(22)	—		—
	Fnma Pool 696485	”	—	—	—	US$	4,175	—		—	—	US$	3,393	US$	3,403	US$	(10)	—		—
	Fnma Pool 813641	”	—	—	—		—	—	US$	3,906	—	US$	3,916	US$	3,906	US$	10	—		—
	Fnma Pool 815626	”	—	—	—	US$	3,622	—		—	—	US$	3,189	US$	3,203	US$	(14)	—		—
	Fnma Pool 825398	”	—	—	—	US$	4,949	—		—	—	US$	4,562	US$	4,672	US$	(110)	—		—
	Fnma Pool 841069	”	—	—	—	US$	3,673	—		—	—	US$	3,134	US$	3,156	US$	(22)	—		—
	Federal Farm Cr Bks	”	—	—	—	US$	3,985	—		—	—	US$	3,940	US$	3,985	US$	(45)	—		—
	Federal Home Ln Bank	”	—	—	—	US$	3,962	—		—	—	US$	3,955	US$	3,962	US$	(7)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,976	—		—	—	US$	3,964	US$	3,976	US$	(12)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	8,594	—		—	—	US$	8,519	US$	8,594	US$	(75)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,932	—		—	—	US$	3,980	US$	3,932	US$	47	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,927	—		—	—	US$	4,930	US$	4,927	US$	3	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	8,628	—	US$	8,716	US$	8,628	US$	88	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,136	—		—	—	US$	4,140	US$	4,136	US$	4	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,939	—		—	—	US$	4,872	US$	4,939	US$	(67)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	8,672	—		—	—	US$	8,735	US$	8,672	US$	63	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,965	—		—	—	US$	4,944	US$	4,965	US$	(21)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,808	—		—	—	US$	4,850	US$	4,808	US$	42	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	5,740	—	US$	5,825	US$	5,740	US$	85	—		—
	Federal Home Ln Bks	”	—	—	—	US$	7,558	—		—	—	US$	7,515	US$	7,558	US$	(43)	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	4,823	—	US$	4,882	US$	4,823	US$	59	—		—
	Federal Home Ln Bks	”	—	—	—	US$	7,886	—		—	—	US$	7,960	US$	7,886	US$	74	—		—
	Federal Home Ln Bks	”	—	—	—	US$	6,110	—		—	—	US$	6,061	US$	6,110	US$	(49)	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	12,227	—	US$	12,233	US$	12,227	US$	6	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,972	—		—	—	US$	3,951	US$	3,972	US$	(21)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	7,887	—		—	—	US$	7,758	US$	7,887	US$	(129)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	19,846	—		—	—	US$	19,800	US$	19,846	US$	(46)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	6,908	—		—	—	US$	6,881	US$	6,908	US$	(27)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	6,098	—		—	—	US$	5,907	US$	6,098	US$	(191)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	9,134	—		—	—	US$	8,968	US$	9,134	US$	(166)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,379	—		—	—	US$	3,296	US$	3,379	US$	(83)	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	7,490	—	US$	7,490	US$	7,490		—	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,388	—		—	—	US$	3,481	US$	3,388	US$	93	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	9,997	—		—	—	US$	9,788	US$	9,997	US$	(209)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	6,980	—		—	—	US$	6,941	US$	6,980	US$	(39)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	5,929	—		—	—	US$	5,930	US$	5,929	US$	1	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	6,415	—	US$	6,410	US$	6,415	US$	(5)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	14,175	—	US$	14,269	US$	14,175	US$	94	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	9,974	—	US$	9,929	US$	9,974	US$	(45)	—		—
	Federal Home Ln Mtg Corp. Mtn	”	—	—	—	US$	4,930	—		—	—	US$	4,912	US$	4,930	US$	(18)	—		—
	Federal Home Loan Bank	”	—	—	—	US$	3,475	—		—	—	US$	3,459	US$	3,475	US$	(16)	—		—
	Federal Home Loan Mtg Assn	”	—	—	—	US$	4,847	—		—	—	US$	4,901	US$	4,847	US$	54	—		—
	Federal Home Loan Mtg Corp.	”	—	—	—	US$	4,903	—		—	—	US$	4,927	US$	4,903	US$	24	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,943	—		—	—	US$	4,944	US$	4,943	US$	1	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	8,971	—		—	—	US$	8,940	US$	8,971	US$	(31)	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,921	—		—	—	US$	4,916	US$	4,921	US$	(5)	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	7,892	—		—	—	US$	7,908	US$	7,892	US$	16	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,430	—		—	—	US$	4,364	US$	4,430	US$	(66)	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	Federal Natl Mtg Assn	Available-for-sale financial assets	—	—	—	US$	17,888	—	US$	—	—	US$	17,782	US$	17,888	US$	(106)	—	US$	—
	Federal Natl Mtg Assn	”	—	—	—	US$	5,928	—		—	—	US$	5,885	US$	5,928	US$	(43)	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	7,800	—	US$	7,832	US$	7,800	US$	32	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	7,926	—		—	—	US$	7,834	US$	7,926	US$	(92)	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	19,539	—	US$	19,702	US$	19,539	US$	163	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	14,901	—	US$	14,931	US$	14,901	US$	30	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	10,430	—	US$	10,459	US$	10,430	US$	29	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	7,966	—	US$	7,979	US$	7,966	US$	13	—		—
	Federal Natl Mtg Assn Medium	”	—	—	—		—	—	US$	3,353	—	US$	3,417	US$	3,353	US$	64	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	15,787	—		—	—	US$	15,851	US$	15,787	US$	64	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	9,758	—		—	—	US$	9,781	US$	9,758	US$	23	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	7,000	—		—	—	US$	6,925	US$	7,000	US$	(75)	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—		—	—	US$	5,255	—	US$	5,292	US$	5,255	US$	37	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	5,740	—		—	—	US$	5,562	US$	5,740	US$	(178)	—		—
	Freddie Mac	”	—	—	—		—	—	US$	9,391	—	US$	9,314	US$	9,391	US$	(77)	—		—
	Tennessee Valley Auth	”	—	—	—		—	—	US$	6,039	—	US$	6,038	US$	6,039	US$	(1)	—		—

Chi Cheng	Stock
	VIS	Investment accounted for using equity method	—	Equity method investee	—		$—	5,032		$100,116	—		$—		$—		$—	5,032		$107,224

TSMC GLOBAL	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	—		—	—	US$	501,897	—	US$	351,917	US$	351,594	US$	323	—	US$	151,045
	Corporate bond
	American Express Co.	Available-for-sale financial assets	—	—	—		—	—	US$	3,432	—		—		—		—	—	US$	3,452
	American Gen Fin Corp. Mtn	”	—	—	—		—	—	US$	3,446	—		—		—		—	—	US$	3,448
	American Honda Fin Corp. Mtn	”	—	—	—		—	—	US$	3,095	—		—		—		—	—	US$	3,092
	Bank One Corp.	”	—	—	—		—	—	US$	3,325	—		—		—		—	—	US$	3,365
	Bear Stearns Cos Inc.	”	—	—	—		—	—	US$	3,340	—		—		—		—	—	US$	3,379
	Cit Group Hldgs Inc.	”	—	—	—		—	—	US$	3,036	—		—		—		—	—	US$	3,027
	Chase Manhattan Corp. New	”	—	—	—		—	—	US$	5,091	—		—		—		—	—	US$	5,077
	Cogentrix Energy Inc.	”	—	—	—		—	—	US$	3,777	—		—		—		—	—	US$	3,751
	Counrywide Finl Corp.	”	—	—	—		—	—	US$	5,005	—	US$	5,005	US$	5,005		—	—		—
	Deere John Cap Corp.	”	—	—	—		—	—	US$	4,899	—		—		—		—	—	US$	4,928
	Diageo Plc	”	—	—	—		—	—	US$	3,436	—		—		—		—	—	US$	3,444
	Emerson Elec Co.	”	—	—	—		—	—	US$	3,222	—		—		—		—	—	US$	3,215
	European Invt Bk	”	—	—	—		—	—	US$	3,930	—		—		—		—	—	US$	3,970
	European Invt Bk	”	—	—	—		—	—	US$	5,994	—		—		—		—	—	US$	6,057
	Federal Home Ln Bks	”	—	—	—		—	—	US$	7,937	—		—		—		—	—	US$	7,937
	General Elec Cap Corp. Mtn	”	—	—	—		—	—	US$	8,716	—		—		—		—	—	US$	8,759
	General Elec Cap Corp. Mtn	”	—	—	—		—	—	US$	3,893	—		—		—		—	—	US$	3,888
	General Elec Cap Corp. Mtn	”	—	—	—		—	—	US$	8,268	—		—		—		—	—	US$	8,282
	General Re Corp.	”	—	—	—		—	—	US$	3,319	—		—		—		—	—	US$	3,292
	Goldman Sachs Group Inc.	”	—	—	—		—	—	US$	3,453	—		—		—		—	—	US$	3,456
	Goldman Sachs Group Inc.	”	—	—	—		—	—	US$	4,941	—		—		—		—	—	US$	4,989
	Hbos Plc Medium Term Sr Nts	”	—	—	—		—	—	US$	3,182	—		—		—		—	—	US$	3,205
	Hsbc Fin Corp. Mtn	”	—	—	—		—	—	US$	5,066	—		—		—		—	—	US$	5,096
	Hsbc Fin Corp.	”	—	—	—		—	—	US$	3,028	—		—		—		—	—	US$	3,028
	Hancock John Global Fdg Ii Mtn	”	—	—	—		—	—	US$	5,170	—		—		—		—	—	US$	5,132
	Hartford Finl Svcs Group Inc.	”	—	—	—		—	—	US$	5,048	—		—		—		—	—	US$	5,037
	Intl Lease Fin Corp. Mtn	”	—	—	—		—	—	US$	4,118	—		—		—		—	—	US$	4,138
	J P Morgan Chase + Co.	”	—	—	—		—	—	US$	3,310	—		—		—		—	—	US$	3,298
	Key Bk Na Med Term Nts Bk Entr	”	—	—	—		—	—	US$	4,393	—		—		—		—	—	US$	4,401
	Keycorp Mtn Book Entry	”	—	—	—		—	—	US$	3,016	—		—		—		—	—	US$	3,010
	Lehman Brothers Hldgs Inc.	”	—	—	—		—	—	US$	3,150	—		—		—		—	—	US$	3,150
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	Mbna America Bank Na Y	Available-for-sale financial assets	—	—	—	US$	—	—	US$	6,437	—	US$	—	US$	—	US$	—	—	US$	6,403
	Marshall + Ilsley Corp.	”	—	—	—		—	—	US$	8,453	—		—		—		—	—	US$	8,420
	Merrill Lynch + Co. Inc.	”	—	—	—		—	—	US$	3,426	—		—		—		—	—	US$	3,453
	Merrill Lynch + Co. Inc.	”	—	—	—		—	—	US$	4,842	—		—		—		—	—	US$	4,865
	Metropolitan Life Global Mtn	”	—	—	—		—	—	US$	3,361	—		—		—		—	—	US$	3,369
	Morgan Stanley Group Inc.	”	—	—	—		—	—	US$	4,386	—	US$	4,384	US$	4,386	US$	(2)	—		—
	National City Corp.	”	—	—	—		—	—	US$	3,402	—		—		—		—	—	US$	3,410
	Nationwide Bldg Soc	”	—	—	—		—	—	US$	3,495	—		—		—		—	—	US$	3,537
	Nationwide Life Global Fdg I	”	—	—	—		—	—	US$	3,520	—		—		—		—	—	US$	3,501
	Nucor Corp.	”	—	—	—		—	—	US$	3,811	—		—		—		—	—	US$	3,797
	Pepsico Inc. Mtn Book Entry	”	—	—	—		—	—	US$	3,624	—		—		—		—	—	US$	3,619
	Praxair Inc.	”	—	—	—		—	—	US$	3,147	—		—		—		—	—	US$	3,138
	Pricoa Global Fdg I Mtn	”	—	—	—		—	—	US$	3,403	—		—		—		—	—	US$	3,401
	Protective Life Secd Trs Mtn	”	—	—	—		—	—	US$	3,396	—		—		—		—	—	US$	3,390
	Public Svc Elec Gas Co.	”	—	—	—		—	—	US$	3,684	—		—		—		—	—	US$	3,682
	Slm Corp. Medium Term Nts	”	—	—	—		—	—	US$	8,949	—		—		—		—	—	US$	8,998
	Suntrust Bk Atlanta Ga Medium	”	—	—	—		—	—	US$	3,448	—		—		—		—	—	US$	3,442
	Vodafone Airtouch Plc	”	—	—	—		—	—	US$	4,477	—		—		—		—	—	US$	4,449
	Washington Mut Inc.	”	—	—	—		—	—	US$	4,505	—	US$	3,500	US$	3,504	US$	(4)	—	US$	1,000
	Washington Mut Bk Fa	”	—	—	—		—	—	US$	5,000	—	US$	1,000	US$	1,000		—	—	US$	3,997
	Washington Post Co.	”	—	—	—		—	—	US$	3,007	—		—		—		—	—	US$	3,001
	Wells Fargo + Co. New	”	—	—	—		—	—	US$	6,073	—	US$	3,167	US$	3,148	US$	19	—	US$	2,943
	Wells Fargo + Co. New Med Trm	”	—	—	—		—	—	US$	4,282	—		—		—		—	—	US$	4,311

	Corporate issued
	asset-backed securities
	Americredit Automobile Rec Tr	Available-for-sale financial assets	—	—	—		—	—	US$	3,261	—		—		—		—	—	US$	3,269
	Americredit Automobile Receivb	”	—	—	—		—	—	US$	3,826	—		—		—		—	—	US$	2,891
	Americredit Automobile Receiva	”	—	—	—		—	—	US$	4,959	—		—		—		—	—	US$	4,609
	Ba Cr Card Tr	”	—	—	—		—	—	US$	4,350	—		—		—		—	—	US$	4,300
	Banc Amer Coml Mtg Inc.	”	—	—	—		—	—	US$	3,254	—		—		—		—	—	US$	2,869
	Banc Amer Fdg 2006 I Tr	”	—	—	—		—	—	US$	4,336	—		—		—		—	—	US$	4,332
	Bear Stearns Coml Mtg Secs Inc.	”	—	—	—		—	—	US$	3,551	—		—		—		—	—	US$	3,541
	Bear Stearns Arm Tr	”	—	—	—		—	—	US$	3,597	—		—		—		—	—	US$	3,480
	Bear Stearns Coml Mtg Secs Inc.	”	—	—	—		—	—	US$	6,362	—		—		—		—	—	US$	6,358
	Cit Equip Coll Tr	”	—	—	—		—	—	US$	3,996	—		—		—		—	—	US$	3,985
	Cnh Equip Tr	”	—	—	—		—	—	US$	3,457	—		—		—		—	—	US$	1,984
	Cwabs	”	—	—	—		—	—	US$	4,300	—		—		—		—	—	US$	4,261
	Capital Auto Receivables Asset	”	—	—	—		—	—	US$	3,232	—		—		—		—	—	US$	3,243
	Capital One Auto Fin Tr	”	—	—	—		—	—	US$	5,008	—		—		—		—	—	US$	4,998
	Capital One Multi Asset Execut	”	—	—	—		—	—	US$	4,879	—	US$	4,883	US$	4,879	US$	4	—		—
	Capital One Multi Asset Execut	”	—	—	—		—	—	US$	3,932	—		—		—		—	—	US$	3,941
	Capital One Prime Auto Rec	”	—	—	—		—	—	US$	3,999	—		—		—		—	—	US$	3,981
	Caterpillar Finl Asset Tr	”	—	—	—		—	—	US$	8,121	—		—		—		—	—	US$	8,142
	Cbass Tr	”	—	—	—		—	—	US$	4,260	—		—		—		—	—	US$	4,262
	Cendant Rent Car Fdg Aesop Llc	”	—	—	—		—	—	US$	9,249	—		—		—		—	—	US$	9,297
	Citibank Cr Card Issuance Tr	”	—	—	—		—	—	US$	9,797	—		—		—		—	—	US$	9,864
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	3,566	—		—		—		—	—	US$	3,576
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	3,728	—		—		—		—	—	US$	3,740
	Daimlerchrysler Auto Tr	”	—	—	—		—	—	US$	4,334	—		—		—		—	—	US$	4,315
	Drive Auto Receivables Tr	”	—	—	—		—	—	US$	3,183	—		—		—		—	—	US$	3,191
	First Franklin Mtg Ln Tr	”	—	—	—		—	—	US$	4,301	—		—		—		—	—	US$	4,290
	Ford Credit Auto Owner Trust	”	—	—	—		—	—	US$	4,310	—		—		—		—	—	US$	4,324
	Gs Mtg Secs Corp.	”	—	—	—		—	—	US$	4,134	—		—		—		—	—	US$	4,145
	Gsamp Tr	”	—	—	—		—	—	US$	4,241	—		—		—		—	—	US$	4,251
	Harley Davidson Motorcycle Tr	”	—	—	—		—	—	US$	5,793	—		—		—		—	—	US$	5,825
	Hertz Veh Fing Llc	”	—	—	—		—	—	US$	5,284	—		—		—		—	—	US$	5,319
	Holmes Fing No 8 Plc	”	—	—	—		—	—	US$	5,000	—		—		—		—	—	US$	5,000
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
						Amount			Amount			Amount		Carrying Value		Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units (in	(US$ in		Shares/Units (in	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 2)
	Home Equity Mtg Tr 2006 4	Available-for-sale financial assets	—	—	—	US$	—	—	US$	4,200	—	US$	—	US$	—	US$	—	—	US$	4,222
	Hyundai Auto Receivables Tr	”	—	—	—		—	—	US$	6,202	—		—		—		—	—	US$	5,537
	Hyundai Auto Receivables Tr	”	—	—	—		—	—	US$	3,208	—		—		—		—	—	US$	3,212
	Hyundai Auto Receivables Tr	”	—	—	—		—	—	US$	3,904	—		—		—		—	—	US$	3,928
	Lb Ubs Coml Mtg Tr	”	—	—	—		—	—	US$	3,733	—		—		—		—	—	US$	3,493
	Long Beach Mtg Ln Tr	”	—	—	—		—	—	US$	3,195	—		—		—		—	—	US$	3,203
	Mbna Master Cr Card Tr Ii	”	—	—	—		—	—	US$	7,653	—		—		—		—	—	US$	7,605
	Massachusetts Rrb Spl Purp Tr	”	—	—	—		—	—	US$	3,830	—	US$	3,416	US$	3,396	US$	20	—		—
	Mastr Asset Backed Secs Tr	”	—	—	—		—	—	US$	3,083	—	US$	3,082	US$	3,083	US$	(1)	—		—
	Mastr Asset Backed	”	—	—	—		—	—	US$	4,300	—		—		—		—	—	US$	4,224
	Merrill Lynch Mtg Invs Inc.	”	—	—	—		—	—	US$	6,561	—		—		—		—	—	US$	5,887
	Morgan Stanley Ixis Estate Tr	”	—	—	—		—	—	US$	4,300	—		—		—		—	—	US$	4,110
	Navistar Finl 2003 A Owner Tr	”	—	—	—		—	—	US$	3,994	—		—		—		—	—	US$	2,956
	Nissan Auto Receivables	”	—	—	—		—	—	US$	3,943	—		—		—		—	—	US$	3,928
	Nomura Asset Accep Corp.	”	—	—	—		—	—	US$	4,144	—		—		—		—	—	US$	4,150
	Onyx Accep Owner Tr	”	—	—	—		—	—	US$	4,885	—		—		—		—	—	US$	3,774
	Pg+E Energy Recovery Fdg Llc	”	—	—	—		—	—	US$	4,646	—		—		—		—	—	US$	3,997
	Providian Gateway Owner Tr	”	—	—	—		—	—	US$	3,911	—		—		—		—	—	US$	3,942
	Reliant Energy Transition Bd	”	—	—	—		—	—	US$	3,994	—		—		—		—	—	US$	2,486
	Residential Asset Sec Mtg Pass	”	—	—	—		—	—	US$	3,052	—		—		—		—	—	US$	2,711
	Residential Fdg Mtg Secs I Inc.	”	—	—	—		—	—	US$	4,224	—		—		—		—	—	US$	4,058
	Tw Hotel Fdg 2005 Llc	”	—	—	—		—	—	US$	4,116	—		—		—		—	—	US$	4,103
	Terwin Mtg Tr	”	—	—	—		—	—	US$	4,033	—		—		—		—	—	US$	4,065
	Usaa Auto Owner Tr	”	—	—	—		—	—	US$	4,246	—		—		—		—	—	US$	4,238
	Washington Mut Mtg Secs Corp.	”	—	—	—		—	—	US$	3,261	—		—		—		—	—	US$	2,984
	Wells Fargo Mtg Backed Secs	”	—	—	—		—	—	US$	4,426	—		—		—		—	—	US$	4,367
	Wells Fargo Finl Auto Owner Tr	”	—	—	—		—	—	US$	5,235	—		—		—		—	—	US$	4,986
	Wells Fargo Finl Auto Owner Tr	”	—	—	—		—	—	US$	4,932	—		—		—		—	—	US$	4,926
	Wells Fargo Mtg Bkd Secs	”	—	—	—		—	—	US$	3,020	—		—		—		—	—	US$	2,856
	Wells Fargo Mtg Bkd Secs	”	—	—	—		—	—	US$	3,488	—		—		—		—	—	US$	3,399

	Agency bonds
	Fed Hm Ln Pc Pool M80855	Available-for-sale financial assets	—	—	—		—	—	US$	3,381	—		—		—		—	—	US$	3,287
	Fed Hm Ln Pc Pool 847628	”	—	—	—		—	—	US$	3,884	—		—		—		—	—	US$	3,796
	Fed Hm Ln Pc Pool 1h2520	”	—	—	—		—	—	US$	3,286	—		—		—		—	—	US$	3,100
	Fed Hm Ln Pc Pool B19205	”	—	—	—		—	—	US$	8,626	—		—		—		—	—	US$	8,560
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,574	—		—		—		—	—	US$	4,381
	Fed Hm Ln Pc Pool 781959	”	—	—	—		—	—	US$	6,472	—		—		—		—	—	US$	6,040
	Fnma Pool 255883	”	—	—	—		—	—	US$	3,559	—		—		—		—	—	US$	3,490
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,375	—		—		—		—	—	US$	4,338
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	4,577	—		—		—		—	—	US$	4,290
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,919	—		—		—		—	—	US$	3,917
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,316	—		—		—		—	—	US$	3,076
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	3,515	—		—		—		—	—	US$	3,158
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	3,131	—		—		—		—	—	US$	2,465
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,909	—		—		—		—	—	US$	3,626
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,789	—		—		—		—	—	US$	3,743
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,388	—		—		—		—	—	US$	3,216
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,450	—		—		—		—	—	US$	4,223
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,069	—		—		—		—	—	US$	3,409
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,893	—		—		—		—	—	US$	3,738
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,114	—		—		—		—	—	US$	2,965
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,299	—		—		—		—	—	US$	3,176
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,665	—		—		—		—	—	US$	4,464
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,308	—		—		—		—	—	US$	2,976
	Federal Home Ln Mtg	”	—	—	—		—	—	US$	3,308	—		—		—		—	—	US$	3,019
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	8,812	—		—		—		—	—	US$	8,535
	Federal Home Loan Mtg	”	—	—	—		—	—	US$	4,937	—	US$	4,868	US$	4,858	US$	10	—		—
(Continued)

																		Ending Balance
					Beginning Balance			Acquisition				Disposal (Note 1)				Gain (Loss) on			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	Amount		Shares/Units (in	Amount		Shares/Units (in	Amount		Carrying Value		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	(US$ in Thousands)		Thousands)	(US$ in Thousands)		Thousands)	(US$ in Thousands)		(US$ in Thousands)		Thousands)		(in Thousands)	(Note 2)
	Federal Home Ln Mtg Corp.	Available-for-sale financial assets	—	—	—	US$	—	—	US$	4,476	—	US$	—	US$	—	US$	—	—	US$	4,502
	Fnma Pool 696485	"	—	—	—		—	—	US$	3,393	—		—		—		—	—	US$	3,194
	Fnma Pool 813641	"	—	—	—		—	—	US$	3,916	—		—		—		—	—	US$	3,720
	Fnma Pool 815626	"	—	—	—		—	—	US$	3,189	—		—		—		—	—	US$	2,945
	Fnma Pool 825398	"	—	—	—		—	—	US$	4,562	—		—		—		—	—	US$	4,224
	Fnma Pool 841069	"	—	—	—		—	—	US$	3,134	—		—		—		—	—	US$	2,882
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	3,481	—		—		—		—	—		—
	Federal Home Ln Mtg Corp. Mtn	"	—	—	—		—	—	US$	4,912	—	US$	4,953	US$	4,912	US$	41	—		—
	Federal Home Loan Mtg Assn	"	—	—	—		—	—	US$	4,901	—	US$	4,951	US$	4,901	US$	50	—		—
	Federal Home Loan Mtg Corp.	"	—	—	—		—	—	US$	4,927	—	US$	4,968	US$	4,927	US$	41	—		—
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	9,789	—	US$	7,906	US$	7,831	US$	75	—	US$	1,976
	Freddie Mac	"	—	—	—		—	—	US$	9,314	—	US$	9,378	US$	9,314	US$	64	—		—
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	6,410	—		—		—		—	—	US$	6,440
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	5,930	—		—		—		—	—	US$	5,948
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	9,929	—	US$	10,000	US$	9,929	US$	71	—		—
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	14,269	—	US$	14,304	US$	14,269	US$	35	—		—
	Federal Farm Cr Bks	"	—	—	—		—	—	US$	3,940	—	US$	3,946	US$	3,940	US$	6	—		—
	Federal Home Ln Bks	"	—	—	—		—	—	US$	4,851	—		—		—		—	—	US$	4,856
	Federal Home Ln Bks	"	—	—	—		—	—	US$	3,296	—	US$	3,297	US$	3,296	US$	1	—		—
	Federal Home Ln Bks	"	—	—	—		—	—	US$	4,930	—	US$	4,971	US$	4,930	US$	41	—		—
	Federal Home Ln Bks	"	—	—	—		—	—	US$	4,882	—		—		—		—	—	US$	4,885
	Federal Home Ln Bks	"	—	—	—		—	—	US$	8,735	—		—		—		—	—	US$	8,743
	Federal Home Ln Bks	"	—	—	—		—	—	US$	8,716	—		—		—		—	—	US$	8,768
	Federal Home Ln Bks	"	—	—	—		—	—	US$	5,825	—		—		—		—	—	US$	5,851
	Federal Home Ln Bks	"	—	—	—		—	—	US$	5,907	—		—		—		—	—	US$	5,898
	Federal Home Ln Bks	"	—	—	—		—	—	US$	7,960	—		—		—		—	—	US$	7,952
	Federal Home Ln Bks	"	—	—	—		—	—	US$	4,872	—		—		—		—	—	US$	4,920
	Federal Home Ln Bks	"	—	—	—		—	—	US$	6,061	—		—		—		—	—	US$	6,099
	Federal Home Ln Bks	"	—	—	—		—	—	US$	4,140	—	US$	4,141	US$	4,140	US$	1	—		—
	Federal Home Ln Bks	"	—	—	—		—	—	US$	12,233	—		—		—		—	—	US$	12,279
	Federal Home Ln Bks	"	—	—	—		—	—	US$	7,515	—	US$	7,520	US$	7,515	US$	5	—		—
	Federal Home Ln Bks	"	—	—	—		—	—	US$	6,881	—		—		—		—	—	US$	6,905
	Federal Home Loan Bank	"	—	—	—		—	—	US$	3,459	—	US$	3,463	US$	3,459	US$	4	—		—
	Federal Home Ln Bank	"	—	—	—		—	—	US$	3,955	—	US$	3,967	US$	3,955	US$	12	—		—
	Federal Home Ln Bks	"	—	—	—		—	—	US$	7,490	—		—		—		—	—	US$	7,506
	Federal Home Loan Banks	"	—	—	—		—	—	US$	8,081	—		—		—		—	—	US$	8,049
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	14,931	—		—		—		—	—	US$	14,973
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	7,979	—	US$	5,001	US$	4,987	US$	14	—	US$	3,000
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	4,364	—		—		—		—	—	US$	4,365
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	6,516	—		—		—		—	—	US$	6,511
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	5,885	—		—		—		—	—	US$	5,915
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	7,834	—		—		—		—	—	US$	7,868
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	3,950	—		—		—		—	—	US$	3,943
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	19,702	—		—		—		—	—	US$	19,766
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	10,459	—		—		—		—	—	US$	10,467
	Federal Natl Mtg Assn Mtn	"	—	—	—		—	—	US$	5,562	—	US$	5,560	US$	5,562	US$	(2)	—		—
	Federal Natl Mtg Assn Mtn	"	—	—	—		—	—	US$	5,292	—		—		—		—	—	US$	5,318
	Federal Natl Mtg Assn Medium	"	—	—	—		—	—	US$	3,417	—		—		—		—	—	US$	3,415
	Tennessee Valley Auth	"	—	—	—		—	—	US$	6,038	—		—		—		—	—	US$	6,024

Note 1: The proceeds of bond investments matured are excluded.
Note 2: The ending balance included the amortization of premium or discount on bonds investments and unrealized valuation gains or losses on financial assets.
(Concluded)

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Types of		Transaction				Nature of	Prior Transaction of Related Counter-party					Purpose of
Company Name	Property	Transaction Date	Amount		Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Price Reference	Acquisition	Other Terms
The Company	Fab. 14	January 6, 2006		$854,000	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	March 30, 2006	US$	3,340	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 1, 2006		$487,000	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 1, 2006	US$	3,770	By the construction progress	Celerity, Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 2, 2006		$197,500	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 6, 2006		192,000	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 9, 2006		142,000	By the construction progress	Uangyih-tech Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 26, 2006	EUR	2,733	By the construction progress	Siemens Limited	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 30, 2006		$517,500	By the construction progress	United Steel Engineering & Construction Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	August 7, 2006		453,000	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	August 25, 2006		1,365,000	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 28, 2006	JPY	1,080,000	By the construction progress	Organo Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 28, 2006		$407,000	By the construction progress	Organo Technology Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 29, 2006	US$	4,250	By the construction progress	York Internation Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	October 12, 2006		$278,950	By the construction progress	Shihlin Electric & Engineering Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 20, 2006	US$	9,150	By the construction progress	Mega Union Technology Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 23, 2006		$179,573	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 24, 2006	US$	9,890	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 28, 2006	US$	29,750	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 29, 2006	US$	15,000	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 29, 2006		$847,365	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 29, 2006		123,000	By the construction progress	Desiccant Technology Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	December 7, 2006		177,200	By the construction progress	Uangyih-tech Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	December 8, 2006	US$	12,900	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	December 28, 2006	US$	9,100	By the construction progress	Celerity, Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction		Notes/Accounts Payable or
			Purchase/		% to		Unit Price	Payment Terms	Receivable
Company Name	Related Party	Nature of Relationships	Sale	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	% to Total	Note
The Company	TSMC-North America	Subsidiary	Sales	$190,459,073	60	Net 30 days after invoice date	—	—	$16,461,956	50
	Philips	Major shareholder	Sales	4,024,990	1	Net 30 days/Net 45 days (since 12/27/2006) after monthly closing	—	—	250,919	1
	GUC	Investee over which the Company had a controlling interest	Sales	755,710	—	Net 30 days after monthly closing	—	—	155,216	—
	WaferTech	Indirect subsidiary	Purchases	12,530,552	27	Net 30 days after monthly closing	—	—	(864,733)	9
	SSMC	Investee accounted for using equity method	Purchases	6,820,632	15	Net 30 days after monthly closing	—	—	(459,305)	5
	TSMC-Shanghai	Subsidiary	Purchases	4,405,843	10	Net 30 days after monthly closing	—	—	(478,714)	5
	VIS	Investee accounted for using equity method	Purchases	3,911,838	8	Net 30 days after monthly closing	—	—	(717,562)	8
GUC	TSMC-North America	The same parent	Purchases	920,045	60	Net 30 days after invoice date	—	—	(301,507)	40

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
					Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Rate	Amounts	Action Taken	Period	Debts
The Company	TSMC-North America	Subsidiary	$16,521,503	36 days	$4,721,288	—	$5,883,939	$—
	Philips	Major shareholder	257,313	38 days	11,304	—	18,648	—
	GUC	Investee over which the Company had a controlling interest	155,216	49 days	117	—	38,062	—
	TSMC-Shanghai	Subsidiary	123,853	Note	21,089	Accelerate demand on account receivables	—	—
	VIS	Investee accounted for using equity method	121,911	Note	3,064	—	3,064	—

Note: The ending balance primarily consisted of other receivables, it is not applicable for the calculation of the turnover rate.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2006			Net Income	Equity in the
				December 31,	December 31,	Shares (in	Percentage of	Carrying	(Losses) of the	Earnings
Investor Company	Investee Company	Location	Main Businesses and Products	2006	2005	Thousands)	Ownership	Value (Note)	Investee	(Losses)	Note
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$—	1	100	$42,496,592	$616,171	$616,171	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	26,593,749	2,802,637	2,802,637	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	9,027,984	(637,220)	(637,220)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	6,408,190	463	39	7,960,869	4,437,059	1,394,921	Investee accounted for using equity method
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	442,262	27	5,741,870	3,018,694	748,006	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,433,819	308,009	308,009	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,014,990	238,111	238,111	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,418,717	1,526,074	—	99	793,585	(2,644)	(2,631)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	785,465	654,509	—	98	733,130	(37,339)	(36,592)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	409,920	41,263	38	629,755	237,295	100,396	Investee over which the Company has a controlling interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	243,545	—	—	98	228,005	(20,794)	(20,378)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	115,507	99,647	(5,533)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	114,297	98,605	(5,982)	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	95,757	2,963	2,963	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	49,741	23,164	23,164	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	—	80	100	14,706	685	685	Subsidiary

Note: The treasury stock is deducted from the carrying value.

TABLE 9
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of				Accumulated
				Investment			Investment				Inward
		Total Amount		from Taiwan as	Investment Flows		from Taiwan as		Equity in the	Carrying Value	Remittance of
		of Paid-in		of January 1,	Outflow		of December 31,		Earnings	as of	Earnings as of
	Main Businesses and	Capital (RMB	Method of	2006 (US$ in	(US$ in		2006 (US$ in	Percentage of	(Losses)	December 31,	December 31,
Investee Company	Products	in Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	2006	2006
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$ 12,180,367 (US$ 371,000)	$—	$—	$ 12,180,367 (US$ 371,000)	100%	$(637,220)	$9,027,984	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of December 31, 2006	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367	$ 12,180,367	$ 12,180,367
(US$ 371,000)	(US$ 371,000)	(US$ 371,000)

Note 1: Direct investments US$371,000 thousand in TSMC-Shanghai.
Note 2: Amount was recognized based on the audited financial statements.

TABLE 10
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A. FOR THE YEAR ENDED DECEMBER 31, 2006

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
		TSMC-NA	1	Sales	$190,459,073	—	60%
				Receivables from related parties	16,461,956	—	3%
				Other receivables from related parties	59,547	—	—
				Payables to related parties	27,455	—	—
		TSMC-Shanghai	1	Sales	61,951	—	—
				Purchases	4,405,843	—	1%
				Gain on disposal of property, plant and equipment	179,498	—	—
				Technical service income	98,797	—	—
				Proceeds from disposal of property, plant and equipment	401,561	—	—
				Other receivables from related parties	123,853	—	—
				Payables to related parties	478,714	—	—
				Deferred credits	723,661	—	—
0	TSMC	TSMC-Japan	1	Marketing expenses — commission	254,758	—	—
				Payables to related parties	20,295	—	—
		TSMC-Europe	1	Marketing expenses — commission	236,454	—	—
				Payables to related parties	22,158	—	—
		GUC	1	Sales	755,710	—	—
				General and administrative expenses — rental expense	14,606	—	—
				Research and development expenses	39,421	—	—
				Receivables from related parties	155,216	—	—
				Payables to related parties	2,117	—	—
		TSMC Technology	1	Other receivables from related parties	3,785	—	—
				Payables to related parties	42,389	—	—
		WaferTech	1	Sales	34,517	—	—
				Purchases	12,530,552	—	4%
				Payables to related parties	864,733		—
1	TSMC International	TSMC Development	3	Interest income	8,029	—	—
		TSMC Technology	3	Deferred royalty income	643,679	—	—
2	TSMC Partners	TSMC International	3	Other receivables	10,003,652	—	3%
				Deferred revenue	8,814,830	—	3%
3	TSMC Technology	WaferTech	3	Receivables from related parties	1,366	—	—
		TSMC-NA	3	Purchases	920,045	—	—
4	GUC			Manufacturing overhead	330,129	—	—
				Payables to related parties	301,507	—	—
		GUC-NA	3	Operating expenses	41,984	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.
(Continued)

B. FOR THE YEAR ENDED DECEMBER 31, 2005

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
		TSMC-NA	1	Sales	$153,618,916	—	58%
				Receivables from related parties	20,407,621	—	4%
				Other receivables from related parties	198,505	—	—
				Payables to related parties	21,391	—	—
		TSMC-Shanghai	1	Sales	5,591	—	—
				Purchases	1,405,030	—	1%
				Gain on disposal of property, plant and equipment	151,591	—	—
				Technical service income	28,643	—	—
				Proceeds from disposal of property, plant and equipment	125,381	—	—
				Other receivables from related parties	28,593	—	—
				Payables to related parties	274,820	—	—
				Deferred credits	641,762	—	—
0	TSMC	TSMC-Japan	1	Sales and marketing expenses — commission	243,646	—	—
				Payables to related parties	29,892	—	—
		TSMC-Europe	1	Sales and marketing expenses — commission	221,164	—	—
				Payables to related parties	22,963	—	—
		GUC	1	Sales	347,456	—	—
				Research and development expenses	19,467	—	—
				General and administrative expenses — rental expense	16,744	—	—
				Receivables from related parties	49,046	—	—
				Payables to related parties	6,173	—	—
		TSMC Technology	1	Other receivables from related parties	972,563	—	—
				Payables to related parties	10,672	—	—
		WaferTech	1	Purchases	11,137,313	—	4%
				Payables to related parties	1,133,217	—	—
1	TSMC-NA	VisEra	3	Sales	661,949	—	—
2	TSMC International	TSMC Development	3	Interest income	28,352	—	—
				Other receivables	1,151,238	—	—
		TSMC Technology	3	Deferred technology income	648,695	—	—
		TSMC Development	3	Interest income	25,513	—	—
3	TSMC Partners	TSMC International	3	Other receivables	10,081,604	—	2%
				Deferred revenue	8,883,518	—	2%
4	TSMC Technology	WaferTech	3	Management service income	12,625	—	—
5	GUC	TSMC-NA	3	Purchases	266,372	—	—
				Manufacturing expenses	345,064	—	—
				Operating expenses	3,333	—	—
				Payables to related parties	66,138	—	—
		GUC-NA	3	Operating expenses	27,871	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.
(Concluded)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 13, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer